Filed Pursuant to Rule 424(b)(3) Registration No. 333-145511

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Business First National Bank:

The boards of directors of Business First National Bank, or Business First, and Heritage Oaks Bancorp, or Heritage Oaks, have approved the merger of Business First into Heritage Oaks Bank, a subsidiary of Heritage Oaks. We believe that this transaction will create significant opportunities and value for our shareholders, customers, employees and community.

In the transaction, shareholders of Business First will receive shares of common stock of Heritage Oaks and cash in exchange for their shares of Business First stock. Shareholders of Business First will receive $3.44 in cash and 0.5758 shares of Heritage Oaks common stock for each share of Business First common stock they own, with the cash portion subject to possible downward adjustment if certain merger related expenses of Business First exceed $650,000.

We expect the transaction to be tax-free to Business First’s shareholders with respect to their receipt of Heritage Oaks common stock. The $3.44 per share paid in cash to Business First shareholders and any cash paid in lieu of fractional shares will be taxable. Upon completion of the merger, we expect that the shareholders of Business First will own approximately 12% of the outstanding shares of Heritage Oaks.

We will hold a special shareholders’ meeting at which our shareholders will be asked to approve the proposed merger, including the principal terms of the merger agreement. Approval by Heritage Oaks’ shareholders of the merger is not required. The accompanying document discusses our reasons for the merger and the reasons our board of directors believes that the merger agreement is advisable and in the best interest of Business First.

This document provides you with detailed information about the meeting and the proposed merger. We encourage you to read carefully and thoughtfully the financial statements and this entire document, including all its appendices, and we especially encourage you to read the section entitled “Risk Factors” beginning on page 17.

Whether or not you plan to attend the meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against the merger.

Joanne Funari

President
Business First National Bank

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION OR BANK REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED IF THIS PROXY STATEMENT-PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK SUBSIDIARY OF HERITAGE OAKS, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

This proxy statement-prospectus is dated September 14, 2007 and is first being mailed to shareholders on or about September 14, 2007.

Sources of Additional Information

This document incorporates important business and financial information about Heritage Oaks from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Heritage Oaks that are incorporated by reference in this document, without charge, through the website of the Securities and Exchange Commission, or SEC, at http://www.sec.gov, through Heritage Oaks’ website listed below, or by requesting them in writing or by telephone.

Heritage Oaks Bancorp
Attn: Investor Relations
545 12th Street
Paso Robles, California
www.heritageoaksbancorp.com
Phone: (805) 239-5200

(All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.)

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

In order to receive timely delivery of requested documents in advance of the Business First special meeting, you should make your request no later than September 26, 2007.

All information contained in this proxy statement-prospectus with respect to Heritage Oaks has been supplied by Heritage Oaks. All information contained in this proxy statement-prospectus with respect to Business First has been supplied by Business First.

You should rely only on the information provided or incorporated by reference in this proxy statement – prospectus. Neither Heritage Oaks nor Business First has authorized anyone to provide you with different information. Heritage Oaks is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this proxy statement-prospectus is accurate as of any date other than the date on the front of the document. This proxy statement-prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

See “Where You Can Find More Information” beginning on page 88.

Notice of Special Meeting of Business First National Bank

•	Date: October 9, 2007
•	Time: 5:30 p.m.
•	Place: 1035 State Street, Santa Barbara, California

To Business First National Bank Shareholders:

We are pleased to notify you of, and invite you to, a special meeting of shareholders.

At the meeting you will be asked to vote on the following matter:

•	Proposal to approve the merger and the merger agreement pursuant to which Business First National Bank will be merged into Heritage Oaks Bank, a wholly-owned subsidiary of Heritage Oaks Bancorp, as described in the attached proxy statement-prospectus.

Only shareholders of record at the close of business on September 4, 2007 may vote at the meeting.

Under United States law, holders of Business First National Bank stock who dissent from the merger and comply with certain provisions will be entitled to receive a cash payment for their shares. A summary of the applicable requirements of such law is contained in the attached proxy statement-prospectus under the caption “THE MERGER — Dissenters’ Rights of Business First Shareholders.” In addition, the text of the applicable provision is attached as Appendix C to the attached proxy statement-prospectus.

Your vote is important. Please complete, sign, date and return your proxy card in the enclosed envelope, whether or not you plan to attend the meeting.

If you would like to attend the Business First National Bank special meeting and your shares are held by a broker, bank or other nominee, you must bring to the meeting a recent brokerage statement or a letter from the nominee confirming your beneficial ownership of the shares. You must also bring a form of personal identification. In order to vote your shares at the Business First special meeting, you must obtain from the nominee a proxy issued in your name.

By order of the Board of Directors

Deborah Shaner, Secretary
September 14, 2007

Please do not send any Business First stock certificates when you return your proxy for the special meeting.

HERITAGE OAKS BANCORP

i

QUESTIONS AND ANSWERS ABOUT VOTING

Q: Why have you sent me this document?

A: This document is being delivered to you because it is serving as both a proxy statement for Business First National Bank, also referred to in this document as Business First or we, and a prospectus of Heritage Oaks Bancorp, or Heritage Oaks. It is a proxy statement because it is being used by the Business First board of directors to solicit the proxies of its shareholders in connection with the Business First special meeting of shareholders, or the special meeting. It is a prospectus because Heritage Oaks is offering shares of its common stock in exchange for shares of Business First in the merger described below.

This proxy statement-prospectus contains important information regarding the proposed merger, as well as information about Heritage Oaks and Business First. It also contains important information about what our board of directors and management considered when evaluating this proposed merger. We urge you to read this proxy statement-prospectus carefully, including its appendices.

Q: What will happen in the merger?

A: In the merger, Business First will merge with and into Heritage Oaks Bank, the wholly-owned subsidiary of Heritage Oaks, and Heritage Oaks Bank will be the resulting bank. As a result of the merger, Business First will cease to exist. The merger is governed by the Agreement to Merge and Plan of Reorganization dated May 29, 2007, or the merger agreement. A copy of the merger agreement is attached as Appendix A. For convenience, we refer to the entire transaction in this proxy statement-prospectus as simply the merger.

Q: Why is the merger proposed?

A: Business First is proposing the merger because its board of directors concluded that the merger is in the best interest of its shareholders, customers and employees. Business First believes that the merger offers its shareholders fair consideration for their shares, offers its customers the opportunity to enjoy a broader array of services and products and offers its employees expanded resources and advancement opportunities.

Q: What are the Business First shareholders being asked to approve?

A: Business First shareholders are being asked to approve the merger and the merger agreement, which approval must be obtained before the merger can be closed.

Q: What form of consideration will Business First shareholders receive as a result of the merger?

A: As described in the following “Summary” and elsewhere in this document, as a Business First shareholder you will be entitled to receive in exchange for your shares of Business First common stock 0.5758 shares of Heritage Oaks common stock and $3.44 in cash for each share of Business First common stock, with the cash portion subject to possible downward adjustment if certain merger related expenses of Business First exceed $650,000.

Q: When should I send in my stock certificates?

A: Shortly after completing the merger, American Stock Transfer & Trust Corporation, Heritage Oaks’ exchange agent, will send Business First’s shareholders detailed instructions on how to exchange their shares. Please do not send any stock certificates until you receive these instructions. Please read the section entitled “THE MERGER — Payment for Certificates Held by Business First Shareholders” for additional information.

Q: What should I do now?

A: Simply indicate on your proxy card how you want to vote and then sign and mail your proxy card in the enclosed return envelope in time to be represented at the shareholders’ meeting.

Q: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A: Your broker will vote your shares for you only if you provide instructions on how to vote. You should instruct your broker how to vote your shares, following the directions your broker provides. If you fail to instruct your broker how to vote your shares, your broker may not vote your shares for the merger, which will have the same effect as a vote against the merger.

Q: What happens if I don’t vote?

A: If you fail to respond, your shares will not be counted to help establish a quorum at the special meeting. Not voting also has the same effect as voting against the merger.

Q: Can I change my vote after I have mailed my signed proxy card?

A: Yes. You may change your vote at any time before your proxy is voted at the special meeting. If your shares are held in your name you may do this in one of three ways:

•	Send a written notice to the Secretary of Business First stating that you are revoking your proxy.
•	Complete and submit a new proxy card bearing a later date.
•	Attend the special meeting and vote in person (but only if you tell the Secretary before the voting begins that you want to cancel your proxy and vote in person). Simply attending the meeting, however, will not revoke your proxy.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy card to Business First at the address listed below in answer to the question, “Who can help answer my questions?”.

If you have instructed a broker to vote your shares, you must follow directions received from your broker to change your vote or to vote at the special meeting in person.

Q: How many votes are needed to approve the merger proposal?

A: Approval of the merger proposal requires the affirmative vote of the holders of not less than two-thirds of the shares of Business First common stock issued and outstanding on the record date.

Q: When do you expect the merger to be completed?

A: We expect to complete the merger as quickly as possible once all of the conditions to the merger are fulfilled, including obtaining the approvals of Business First’s shareholders and all applicable regulatory agencies. We currently expect to complete the merger early in the fourth quarter of 2007.

Q: Will the receipt of cash by Business First shareholders in the merger be a taxable event?

A: Yes. In general, the receipt of cash by Business First shareholders will be a taxable event. Because you will receive part cash and part Heritage Oaks common stock in exchange for your shares of Business First, you will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Heritage Oaks shares received in the merger, over (b) the tax basis of your Business First shares. Please see the sections titled “SUMMARY — Federal Income Tax Consequences” on page 1 and “THE MERGER — Material Federal Income Tax Consequences” beginning on page 41.

Q: Who can help answer my questions?

A: If you have more questions about the merger or the special meeting, or if you need additional copies of the this document or the enclosed proxy card, you should contact:

Joanne Funari
President
Business First National Bank
1035 State Street
Santa Barbara, California 93101
(805) 899-4300

SUMMARY

This brief summary, together with the Questions and Answers on the preceding pages, highlight selected information from the proxy statement-prospectus. It does not contain all of the information that is important to you. We urge you to read carefully the entire proxy statement-prospectus and the other documents to which we refer to understand fully the merger. Each item in this summary refers to the page where that subject is discussed in more detail.

Business First to Hold Special Meeting (Page 24)

Business First’s special meeting of shareholders will be held at 5:30 p.m. on October 9, 2007, at 1035 State Street, Santa Barbara, California. At the meeting, you will be asked to approve the merger and the merger agreement.

Record Date; Shareholder Votes Required (Page 24)

You are entitled to vote at the special meeting if you owned Business First common stock as of the record date, September 4, 2007. As of that date, there were 1,473,974 shares of Business First common stock outstanding, held by 210 shareholders of record. Each holder of Business First common stock is entitled to one vote per share on all matters that may properly come before the meeting. Approval of the merger requires the affirmative vote of not less than two-thirds of the outstanding shares of Business First common stock.

Information Regarding the Parties to the Merger (Pages 67 and 68)

Heritage Oaks Bancorp
545 12th Street
Paso Robles, California 93446
http://www.heritageoaksbancorp.com

Heritage Oaks Bancorp is a Paso Robles, California-based bank holding company for Heritage Oaks Bank. Heritage Oaks is a registered bank holding company under the Bank Holding Company Act of 1956, as amended, and is subject to the supervision and regulation of the Board of Governors of the Federal Reserve System.

Heritage Oaks Bank commenced operations in 1983 as a California state bank. As a California state bank, Heritage Oaks Bank is subject to primary supervision, examination and regulation by the California Department of Financial Institutions. The Bank’s deposits are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to the applicable limits thereof, but it is not a member of the Federal Reserve System. Heritage Oaks Bank provides traditional commercial banking services to small and medium-sized businesses and individuals primarily in San Luis Obispo and northern Santa Barbara Counties.

At June 30, 2007, Heritage Oaks had total assets of $590 million, total deposits of $489 million and stockholders’ equity of $52.5 million. Heritage Oaks Bank operates twelve full service branches serving San Luis Obispo County and the northern Santa Barbara County community in the City of Santa Maria. According to June 30, 2006 FDIC data, Heritage Oaks Bank’s nine branches in San Luis Obispo County have a 7.9% combined deposit market share within the San Luis Obispo County market area, which would rank it 1st among community banks and 5th among all banks and thrifts, and its three branches in the City of Santa Maria have a 0.90% combined deposit market share within the Santa Barbara County market area, which would rank it 6th among community banks and 17th among all banks and thrifts.

Heritage Oaks’ common stock trades on the NASDAQ Capital Market under the symbol “HEOP.”

Important information concerning Heritage Oaks’ business and financial information is incorporated herein by reference in accordance with SEC rules. See “Where You Can Find More Information” beginning on page 88 to find out how you can obtain this information.

Business First National Bank
1035 State Street
Santa Barbara, California 93101
http://www.businessfirst.com

Business First commenced operations in 2001 as a national banking association. As a national banking association, Business First is subject to primary supervision, examination and regulation by the Office of the Comptroller of the Currency, or the Comptroller. Business First’s deposits are insured by the FDIC up to the applicable limits thereof and, as a national bank, is a member of the Federal Reserve System. Business First is a commercial bank providing traditional commercial banking services to businesses and individuals in the southern portion of Santa Barbara County through two branch offices in the City of Santa Barbara. As of June 30, 2007, we had total assets, deposits and stockholders’ equity of approximately $154 million, $134 million and $12 million, respectively.

The Merger (Page 25 and Appendix A)

As used in this document, the term “the merger” means the merger of Business First with and into Heritage Oaks Bank. The merger is governed by the Agreement to Merge and Plan of Reorganization dated May 29, 2007, which is referred to in this document simply as the merger agreement.

We have attached a copy of the merger agreement as Appendix A at the back of this proxy statement- prospectus. We encourage you to read this agreement, as it is the legal document that governs the merger.

Risk Factors (Page 17)

An investment in Heritage Oaks’ common stock includes substantial risks. See the section entitled “Risk Factors” beginning on page 17 for a discussion of risks associated with the merger and an investment in Heritage Oaks’ common stock.

You Will Receive Cash and 0.5758 Shares of Heritage Oaks Common Stock for each of Your Shares of Business First Common Stock (Page 39)

In the transaction, shareholders of Business First will receive a combination of shares of common stock of Heritage Oaks and cash in exchange for their shares of Business First stock. Shareholders of Business First will receive $3.44 in cash and 0.5758 shares of Heritage Oaks common stock for each share of Business First common stock they own, with the cash component subject to possible downward adjustment if certain merger related expenses of Business First exceed $650,000.

The following table sets forth historical per share market values for Heritage Oaks common stock based on reported closing sale prices and Business First common stock based on the last known trade prices and the equivalent market values for Business First common stock on:

•	May 25, 2007, the last trading day before public announcement of the merger, and
•	September 5, 2007, the most recent date before the mailing of this proxy statement-prospectus.

	Historical Market Price			Business First Equivalent Pro Forma Market Value(1)
	Heritage Oaks	Business First
May 25, 2007	$17.89	$11.00	(2)	$13.74	(1)
September 5, 2007	$16.23	$11.00	(2)	$12.79	(1)

(1)	Using an exchange ratio of 0.5758 shares of Heritage Oaks common stock and $3.44 in cash for each share of Business First common stock, and assuming a Heritage Oaks stock price of $17.89 (the stock price one day prior to announcement), which equates to a blended exchange ratio of 0.7680.
(2)	There is and has been very little trading in Business First common stock. The last trade known to management was for 286 shares at $11.00 on May 21, 2007.

Heritage Oaks cannot assure you that actual stock prices for its common stock will be equal to or greater than the prices shown in the table at the time of the merger or at any time after the completion of the merger. After the merger, there will be no further trading or any market for Business First common stock.

We urge you to obtain current market quotations for Heritage Oaks common stock. For additional information on the historical market prices of Heritage Oaks and Business First common stock please see “— Trading Price and Dividend Information” on page 3 and “Information about Business First-Market for Business First’s Common Stock and Related Security Holder Matters” on page 85.

Trading Price and Dividend Information

Heritage Oaks common stock is listed on the NASDAQ Capital Market under the symbol “HEOP.” The following table sets forth the high and low sales prices per share of Heritage Oaks common stock as reported on the NASDAQ Capital Market from January 1, 2005 through September 5, 2007:

Quarter	High	Low
2005:
First quarter	$23.99*	$20.15*
Second quarter	$22.50*	$20.00*
Third quarter	$25.50*	$21.50*
Fourth quarter	$29.00*	$19.61*
2006:
First quarter	$22.90	$18.32
Second quarter	$19.53	$16.50
Third quarter	$17.00	$15.87
Fourth quarter	$19.06	$16.36
2007:
First quarter	$18.45	$17.11
Second quarter	$18.73	$17.23
Third quarter (through September 5, 2007)	$18.19	$14.60

*	Prices adjusted for 3 for 2 stock split which was effective December 5, 2005.

The following table sets forth the per share amount and month of payment for all cash and stock dividends paid since January 1, 2005 by Heritage Oaks to its shareholders.

Payable Date	Dividend
May 19, 2006	$0.25 per share
August 25, 2006	$0.08 per share
November 17, 2006	$0.08 per share
February 16, 2007	$0.08 per share
May 18, 2007	$0.08 per share
August 17, 2007	$0.08 per share

Federal Income Tax Consequences (Page 41)

The merger is intended to qualify as a reorganization for United States federal income tax purposes under Section 368(a) of the Internal Revenue Code, and the merger is conditioned on the receipt of a tax opinion that the merger will so qualify. Because each Business First shareholder will receive part cash and part Heritage Oaks common stock in exchange for their shares of Business First, each Business First shareholder will recognize gain (but not loss) for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received in the merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Heritage Oaks shares received in the merger, over (b) the tax basis of the Business First shares exchanged therefor. (The preceding sentence does not apply to any cash received in lien of fractional Heritage Oaks shares, which will result in a Business First shareholder’s recognition of gain or loss.) The gain recognized will be capital gain (assuming the Business First shares are held by the shareholder as a capital asset) unless the receipt of cash by the Business First shareholder has the effect of a dividend distribution, in which event the gain will be treated as ordinary dividend income (to the extent of the shareholder’s ratable share of Business First’s accumulated earnings and profits at the time of the merger as calculated for U.S. federal income tax purposes).

We encourage you to consult your tax advisor about the tax consequences to you of the merger.

As discussed in more detail elsewhere in this document, Business First has the right to terminate the merger agreement if (i) Heritage Oaks’ stock price declines to $15.22 or lower, and (ii) Heritage Oaks stock price significantly underperforms the Nasdaq Bank Index. If the average closing price of Heritage Oaks stock that leads to an exercise of this termination right by Business First is $9.70 or less, and Heritage Oaks elects to increase the cash portion of the merger consideration the resulting mix of cash and stock consideration may prevent the parties from receiving the required tax opinion concerning the tax effects of the merger. If this were to occur, regardless of Heritage Oaks’ election to increase the cash portion of the merger consideration, there would be a failure of the closing condition for receipt of the favorable tax opinion, which would give rise to the right of either party to terminate the merger agreement.

Our Board of Directors Recommendation (Page 27)

The Business First board of directors has determined that the merger is fair to and in the best interest of Business First and Business First shareholders. It has approved the merger agreement and recommends that Business First shareholders vote FOR the merger and the merger agreement.

You should also refer to the factors and reasons that our board of directors considered in reaching their decision to approve the merger, as explained starting on page 27.

Business First’s Financial Advisor Gives Opinion That The Merger Is Fair From a Financial Point of View (Page 30 and Appendix B)

In deciding to approve the merger and the merger agreement, our board of directors considered the opinion of Business First’s financial advisor, Sandler O’Neill & Partners, L.P., or Sandler O’Neill, regarding the fairness, from a financial point of view, of the consideration to be received by the Business First shareholders under the merger agreement. The opinion provided to Business First’s board of directors contains important qualifications and descriptions of assumptions made, matters considered, areas of reliance on others and limitations on the reviews undertaken by Sandler O’Neill. The full text of Sandler O’Neill’s opinion dated September 11, 2007 is attached as Appendix B to this proxy statement-prospectus. Business First urges its shareholders to read that opinion in its entirety.

There are Conditions to Completion of the Merger (See page 46)

Completion of the merger is subject to a number of conditions, including:

•	the approval of the merger and the merger agreement by Business First shareholders;
•	the receipt of regulatory consents and approvals that are necessary to permit completion of the merger;
•	receipt by Business First and Heritage Oaks of a tax opinion that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended; and
•	other usual conditions, as set forth in detail in the merger agreement.

Certain conditions to the merger may be waived by Business First or Heritage Oaks, as applicable.

Certain Shareholders Have Agreed to Vote in Favor of the Merger and to Restrict their Activities as Heritage Oaks Shareholders for a Period of Time Following the Merger (Page 44)

As of the record date for the meeting, certain significant shareholders of Business First, referred to in this document as the “Pohlad Group,” held voting power with respect to approximately 61% of the outstanding shares of Business First common stock. The members of the Pohlad Group signed a contract agreeing to, among other things, vote their shares in favor of the merger agreement and the merger. In addition, in the agreement the members of the Pohlad Group agreed that for a period of two years following the closing of the merger they will not seek to actively influence or attempt to control the affairs of Heritage Oaks, without the prior written consent of Heritage Oaks’ board.

This shareholder agreement is terminable by the Pohlad Group if they unanimously determine in good faith, taking into account the written advice of counsel, that complying with the terms of the agreement would not be consistent with the Pohlad Group’s fiduciary duties to the other Business First shareholders. Upon such a termination by the Pohlad Group they would be required to pay Heritage Oaks a termination fee.

These significant shareholders entered into this agreement in order to induce Heritage Oaks to enter into the merger agreement. The voting agreement could discourage other parties from trying to acquire Business First.

Dissenters’ Rights (Page 43 and Appendix C)

Shareholders of Business First will have dissenters’ rights in the merger pursuant to Section 214a of the National Bank Act. In order to perfect dissenters’ rights, a holder of Business First common stock must do the following:

•	vote against the merger, or give written notice to Business First prior to the meeting that he or she dissents from the merger; and
•	within 30 days of the completion of the merger, make a written demand for dissenters’ rights and surrender his or her Business First stock certificate(s) to Heritage Oaks at Heritage Oaks Bank, 545 12th Street, Paso Robles, California 93446; Attention: Gwen Pelfrey, Corporate Secretary, for endorsement of dissenting shares.

Following receipt of the Business First stock certificate(s) by Heritage Oaks, the dissenting shareholder of Business First shall within 30 days of completion of the merger, have the right to receive from Heritage Oaks the value of the Business First shares as of the date of the meeting based upon a valuation by a committee of three persons, one to be selected by a majority of the dissenting shareholders entitled to receive the value of their shares, one by the directors of Heritage Oaks Bank, and the third by the two so chosen. If the dissenting shareholder believes that the appraisal is unsatisfactory, the dissenting shareholder may appeal to the Office of the Comptroller of the Currency, whose determination of value shall be final and binding. The Office of the Comptroller of the Currency does not permit the appraisal value of the dissenting shares to include appreciation or depreciation as a result of the merger. Please read the section entitled “THE MERGER — Dissenters’ Rights of Business First Shareholders” and Appendix C, which sets forth the relevant provisions of Section 214a of the National Bank Act, for additional information.

Effect of the Merger on Rights of Business First Shareholders

The rights of Business First shareholders are governed by the National Bank Act, as well as Business First’s articles of association and bylaws. After completion of the merger, the rights of the former Business First shareholders who receive Heritage Oaks common stock in the merger will be governed by California law, as well as Heritage Oaks’ articles of incorporation and bylaws. Although Heritage Oaks’ articles of incorporation and bylaws are similar in many ways to Business First’s articles of association and bylaws, there are some substantive and procedural differences that will affect the rights of Business First shareholders. A description of some of these important differences is discussed on pages 61 through 64 under the captions “Heritage Oaks Common Stock” and “Comparison of Heritage Oaks Common Stock and Business First Common Stock”.

Accounting Treatment (Page 42)

Heritage Oaks will account for the merger as a “purchase” for financial reporting purposes.

Benefits to Certain Officers and Directors in the Merger (Page 44)

When considering the recommendation of the Business First board of directors, you should be aware that some Business First directors and officers have interests in the merger that differ from the interests of other Business First shareholders. These interests include:

•	certain officers and directors have stock options which will become exercisable in full prior to the merger and restricted stock grants whose vesting will accelerate because of the merger;
•	Joanne Funari, the President of Business First, has entered into an employment agreement with Heritage Oaks Bank which will be effective upon the closing of the merger;

•	Heritage Oaks has agreed to add one of the Business First directors to its board of directors and the Heritage Oaks Bank board of directors; and
•	directors and officers have continuing liability insurance protection and indemnification protections.

The Business First board of directors was aware of these interests and considered them before approving the merger agreement.

Regulatory Approvals Needed (Page 40)

We cannot complete the merger unless it is approved by the California Department of Financial Institutions and the FDIC. Applications with the Department of Financial Institutions and the FDIC have been filed. The FDIC recently granted approval for the merger. Heritage Oaks has received from the Board of Governors of the Federal Reserve System confirmation that the merger is exempt from the application provisions of the Bank Holding Company Act.

Although we do not know of any reason why Heritage Oaks cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if Heritage Oaks will obtain them.

When the Merger Will Occur (Page 45)

The merger will occur shortly after all of the conditions to its completion have been satisfied. We currently anticipate that it will close early in the fourth quarter of 2007.

Termination of the Merger Agreement (Page 48)

The merger agreement contains customary termination provisions for a transaction of this type that may apply even if Business First’s shareholders approve the merger. In addition, either Business First or Heritage Oaks can decide, without the consent of the other, to terminate the merger agreement if the merger is not completed by December 31, 2007.

Among other reasons, which are more fully described in this document:

•	Business First may terminate the merger agreement, without the consent of Heritage Oaks, if the (i) trailing 15-day average closing price of Heritage Oaks stock ending on the fifth day prior to the anticipated closing date of the merger is less than $15.22 and (ii) Heritage Oaks’ stock price has underperformed The NASDAQ Bank Index by 15% or more since May 29, 2007. This is subject to Heritage Oaks’ right to increase the per share cash consideration to the extent necessary to cause the total per share consideration received by a Business First shareholder to equal $13.75.
•	the merger agreement may be terminated by mutual agreement of Business First and Heritage Oaks; and right to terminate if top-up precludes tax and treatment option.
•	either party may terminate the agreement if the other party breaches the agreement.

See the section entitled “The Merger Agreement — Termination” at page 48.

Termination Fees (Page 47)

Business First must pay Heritage Oaks a $750,000 termination fee if the merger agreement terminates as a result of any of the events described in detail on page 47 of this document, which generally relate to the following:

•	the board of directors of Business First fails to recommend approval of the merger agreement and the merger to the shareholders of Business First or changes its recommendation to the shareholders of the merger, and the Business First shareholders do not approve the merger and the merger agreement at the special meeting;
•	a competing transaction (as defined in the merger agreement) occurs between May 29, 2007 and the time of the special meeting and the shareholders of Business First fail to approve the merger agreement and the merger under circumstances where the board of directors of Business First continuously maintained its favorable recommendation of the merger agreement and the merger; or
•	the merger agreement is terminated after a competing transaction;

•	and then after the occurrence of any of the foregoing events either a definitive agreement relating to a competing transaction is executed by Business First, or a competing transaction is consummated, in either case within 12 months after the termination of the merger agreement.

In addition:

•	if the merger agreement is terminated by Business First because Heritage Oaks materially fails to satisfy its obligations or breaches its representations under the merger agreement; or
•	if the merger agreement is terminated by Heritage Oaks because Business First materially fails to satisfy its obligations or breaches its representations under the merger agreement;
•	the breaching party will be obligated to pay the non-breaching party $400,000.

Any termination fee paid by Business First as a result of termination of the merger agreement by Heritage Oaks because Business First materially fails to satisfy its obligations or breaches its representations under the merger agreement will be credited against any $750,000 termination fee which becomes payable by Business First if the merger agreement terminates as a result of any of the events which trigger the obligation of Business First to make any such $750,000 termination payment.

SELECTED HISTORICAL AND UNAUDITED PRO-FORMA FINANCIAL DATA

We are providing the following information to aid you in your analysis of the financial effects of the merger. The historical selected financial data in the following tables show financial results actually achieved by Business First and by Heritage Oaks for the periods presented. These are historical figures.

Business First Historical Selected Financial Data

The following selected financial data with respect to Business First at or for the years ended December 31, 2006 and 2005 has been derived from the audited financial statements included in this proxy statement-prospectus. This information should be read in conjunction with such financial statements and the notes thereto. The selected financial data with respect to Business First at or for the years ended December 31, 2004, 2003 and 2002 has been derived from the audited financial statements of Business First, which are not included herein. The selected financial data with respect to Business First at or for the six month periods ended June 30, 2007 and 2006 are unaudited and have been derived from Business First’s books and records. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Business First’s financial information for the periods presented. The operating results for the six months ended June 30, 2007 are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2007.

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In Thousands, Except Share and Per Share Data)
Summary of Operations:
Interest Income	$5,367	$4,199	$8,855	$7,461	$5,091	$4,007	$2,220
Interest Expense	2,552	1,572	3,510	2,413	1,288	1,249	790
Net Interest Income	2,815	2,627	5,345	5,048	3,803	2,758	1,430
Provision for Loan Losses	—	89	195	182	266	190	557
Net Interest Income After
Provision for Loan Losses	2,815	2,538	5,150	4,866	3,537	2,568	873
Noninterest Income	311	262	441	533	1,181	1,141	262
Noninterest Expense	3,265	2,706	5,289	5,816	4,043	3,451	2,068
Income (Loss) Before Income Taxes	(139)	94	302	(417)	675	258	(933)
Income Taxes		—	2	2	2	2	2
Net Income (Loss)	$(139)	$94	$300	$(419)	$673	$256	$(935)
Cash Dividends	$—	$—	$—	$—	$—	$—	$—
Per Share Data:
Net Income (Loss) — Basic	$(0.09)	$0.06	$0.20	$(0.29)	$0.47	$0.26	$(1.14)
Net Income (Loss) — Diluted	$(0.09)	$0.06	$0.20	$(0.29)	$0.47	$0.26	$(1.14)
Book Value	$8.01	$7.88	$8.21	$7.82	$8.29	$7.87	$6.57
Shares outstanding at Period end	1,473,974	1,465,924	1,465,924	1,426,839	1,418,404	1,415,294	931,684
Weighted average shares outstanding — basic	1,466,887	1,464,911	1,465,421	1,421,856	1,418,404	981,914	816,966
Weighted average shares outstanding — diluted	1,481,771	1,480,363	1,480,874	1,421,856	1,418,404	981,914	816,966
Balance Sheet Summary:
Total Assets	$154,370	$122,265	$139,831	$120,895	$113,296	$81,078	$61,139
Total Deposits	132,613	105,065	119,786	107,784	101,283	69,750	54,932
Cash and cash equivalents	11,025	3,172	2,921	4,142	11,935	8,517	5,255
Investments	15,007	17,281	16,330	18,308	16,011	7,992	6,428
Loans, net of Deferred Costs	125,609	99,045	118,138	93,900	83,322	63,235	48,974
Allowance for Loan Losses	(1,383)	(1,272)	(1,381)	(1,179)	(986)	(704)	(567)
Total Shareholders' Equity	11,807	11,545	12,037	11,164	11,759	11,144	6,120

	At or for the Six Months Ended June 30,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(In Thousands, Except Share and Per Share Data)
Selected Ratios:
Return on Average Assets	(0.18%)	0.15%	0.24%	(0.35%)	0.71%	0.33%	(1.58%)
Return on Average Equity	(2.31%)	1.63%	2.57%	(3.59%)	5.90%	3.83%	(16.83%)
Net Interest Margin	3.85%	4.43%	4.41%	4.41%	4.15%	3.69%	2.58%
Operating efficiency ratio	104.45%	93.67%	91.41%	104.21%	81.12%	88.51%	122.22%
Non-performing Loans to Total Loans	—	—	—	—	—	—	—
Non-performing Assets to Total Assets	—	—	—	—	—	—	—
ALLL to Non-performing Loans	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shareholder's Equity to Assets	7.65%	9.44%	8.61%	9.23%	10.38%	13.74%	10.01%

Ratios for the six month periods have been annualized where applicable.

Heritage Oaks Historical Selected Financial Data

The following selected consolidated financial data with respect to Heritage Oaks for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 have been derived from its audited financial statements. The selected consolidated financial data for the six months ended June 30, 2007 and 2006 comes from the unaudited financial statement of Heritage Oaks. Such interim financial statements include all adjustments that are, in the opinion of management, necessary to present fairly Heritage Oaks’s financial information for the interim periods presented. The operating results for the six months ended June 30, 2007, are not necessarily indicative of the operating results that may be expected for the year ending December 31, 2007.

	Six Months Ended June 30,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars In Thousands, Except Share, Per Share and Percentage Data)
Consolidated Income Data:
Interest income	$21,125	$16,872	$36,372	$30,175	$23,313	$18,174	$16,035
Interest expense	6,834	3,790	9,316	5,016	3,361	3,463	3,491
Net interest income	14,291	13,082	27,056	25,159	19,952	14,711	12,544
Provision for loan losses	$310	$300	$600	$710	$410	$370	$545
Net interest income after provision for loan losses	13,981	12,782	26,456	24,449	19,542	14,341	11,999
Non-interest income	2,623	2,429	4,952	5,009	4,999	3,797	3,463
Non-interest expense	11,256	10,031	20,955	18,718	17,198	12,425	11,074
Income before income taxes	5,348	5,180	10,453	10,740	7,343	5,713	4,388
Provision for income taxes	2,037	1,900	3,791	4,103	2,759	2,117	1,649
Net Income	$3,311	$3,280	$6,662	$6,637	$4,584	$3,596	$2,739
Share data:
Earnings per share — basic	$0.52	$0.52	$1.05	$1.08	$0.77	$0.71	$0.57
Earnings per share — diluted	0.50	0.49	1.01	1.01	0.71	0.67	0.52
Dividend Payout Ratio(1)	30.87%	48.29%	39.06%	0.00%	0.00%	0.00%	0.00%
Book Value per share	$8.11	$7.34	$7.80	$7.20	$6.19	$5.42	$4.10
Actual shares outstanding at period end	6,476,403	6,348,196	6,345,639	6,231,982	6,013,260	5,676,477	4,178,300
Weighted average shares outstanding — basic	6,408,419	6,300,499	6,333,924	6,167,937	5,990,498	5,309,903	5,058,649
Weighted average shares outstanding — diluted	6,684,067	6,653,951	6,595,793	6,551,389	6,434,768	5,676,947	5,507,055

	Six Months Ended June 30,		At or for the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(Dollars In Thousands, Except Share, Per Share and Percentage Data)
Consolidated Balance Sheet Data:
Cash and cash equivalents	64,450	48,948	23,034	44,559	21,867	77,114	60,554
Investments and other securities	36,018	41,410	38,445	44,402	57,394	54,956	65,396
Gross loans	458,419	382,113	444,983	368,133	339,693	278,135	190,469
Allowance for loan losses	(4,521)	(3,695)	(4,081)	(3,881)	(3,247)	(3,070)	(2,336)
Assets	589,865	520,219	541,774	488,501	448,012	441,948	337,511
Deposits	489,107	430,160	420,521	417,797	370,441	366,439	264,178
Junior subordinated debt	8,248	16,496	16,496	8,248	8,248	8,248	8,248
Stockholders' equity	52,521	46,579	49,472	44,845	37,250	32,288	19,813
Selected Other Balance Sheet Data:
Average assets	568,340	484,432	503,877	480,204	447,428	342,923	278,332
Average earning assets	514,009	438,143	455,497	435,613	391,532	305,452	248,689
Average stockholders' equity	51,391	46,419	47,236	41,340	34,854	23,169	17,607
Selected Financial Ratios:
Return on average assets	1.17%	1.37%	1.32%	1.38%	1.02%	1.05%	0.98%
Return on average stockholders’ equity	12.99%	14.25%	14.10%	16.05%	13.15%	15.52%	15.56%
Net interest margin(2)	5.61%	6.02%	5.94%	5.78%	5.10%	4.82%	5.04%
Efficiency Ratio(3)	66.55%	64.67%	65.47%	62.05%	68.93%	67.13%	69.18%
Capital Ratios:
Average stockholders' equity to average assets	9.04%	9.58%	9.37%	8.61%	7.79%	6.76%	6.33%
Leverage Ratio	9.52%	9.83%	11.00%	9.61%	8.34%	8.30%	7.66%
Tier 1 Risk-Based Capital ratio	10.58%	10.73%	11.51%	10.98%	9.78%	10.15%	11.19%
Total Risk-Based Capital ratio	11.48%	11.58%	12.36%	11.93%	10.65%	11.14%	13.00%
Selected Asset Quality Ratios:
Non-performing loans to total loans(4)	0.12%	0.06%	0.01%	0.01%	0.27%	0.59%	0.71%
Non-performing assets to total loans and OREO	0.12%	0.06%	0.01%	0.01%	0.27%	0.59%	0.71%
Non-performing assets to total assets(5)	0.09%	0.04%	0.00%	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans	1.00%	0.96%	0.92%	1.05%	0.96%	1.10%	1.23%
Allowance for loan losses to non-performing loans	814.59%	1592.67%	7420.00%	7187.00%	348.00%	188.00%	174.00%
Allowance for loan losses to non-performing assets	814.59%	1592.67%	7420.00%	7187.00%	348.00%	188.00%	174.00%
Net charge-offs(recoveries) to average loans	-0.01%	0.13%	0.10%	0.02%	0.08%	0.10%	-0.03%

(1)	Cash dividends totaling $1,022 were paid in the first six months of 2007 and $1,584 in cash dividends were paid in the same period of 2006. For the year ended 2006, the Company paid a total of $2,602 in cash dividends. No cash dividends were paid in years prior to 2006.
(2)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(3)	Efficiency ratio represents noninterest expenses, excluding loan loss provision, as a percentage of the aggregate of net interest income and noninterest income.
(4)	Non-performing loans are defined as loans that are past due 90 days or more plus loans placed on non-accrual status.
(5)	Non-performing assets are defined as assets that are past due 90 days or more plus assets placed on non-accrual status plus other real estate owned.

Selected Unaudited Pro-Forma Combined Financial Information

The accompanying unaudited pro forma combined balance sheet data assumes the merger took place as of June 30, 2007. The unaudited pro forma consolidated balance sheet data combines the unaudited consolidated balance sheet data of Heritage Oaks as of June 30, 2007 and the unaudited balance sheet data of Business First as of June 30, 2007.

The accompanying unaudited pro forma combined statement of income data presents the unaudited consolidated statement of income data of Heritage Oaks for the six months ended June 30, 2007 and the audited consolidated statement of income data for the year ended December 31, 2006 combined, respectively, with Business First’s unaudited statement of income data for the six months ended June 30, 2007 and audited statement of income data for the year ended December 31, 2006. The unaudited pro forma combined statement of income data gives effect to the merger as if it has occurred as of the beginning of each period.

You should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined during the periods presented. For purposes of illustration, the pro forma combined figures have been calculated assuming a Heritage Oaks stock price of $17.89 (the stock price one day prior to public announcement of the merger) and using the exchange ratio of 0.5758 shares of Heritage Oaks common stock and $3.44 in cash for each share of Business First common stock, which equates to a blended exchange ratio of 0.7680. As of June 30, 2007, there were 1,473,974 Business First shares outstanding. The exchange ratio of 0.5758 was used to determine the number of shares of Heritage Oaks common stock to be issued.

The pro forma financial information includes purchase accounting adjustments to record the assets and liabilities of Business First at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs, possible revenue enhancements and expense efficiencies, among other factors, been considered.

The unaudited pro forma financial information presented below should be read together with the historical financial statements of Heritage Oaks and Business First, including the related notes and the other unaudited pro forma financial information, including the related notes, appearing elsewhere in this document or incorporated herein. See the section titled “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” beginning on page 52. The unaudited pro forma financial data is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Six Months Ended June 30, 2007	Year Ended December 31, 2006
	(Unaudited)	(Unaudited)
	(In Thousands, Except per Share Data)
Summary Statements of Income Data:
Interest income	$26,392	$44,967
Interest expense	9,386	12,826
Net interest income before provisions for loan losses	17,006	32,141
Provision for loan losses	310	795
Net interest income after provisions for loan losses	16,696	31,346
Non-interest income	2,904	5,393
Non-interest expense	13,646	25,025
Income before income taxes	5,954	11,714
Income tax provision	2,234	4,188
Net income	$3,720	$7,526
Earnings per share — basic	$0.51	$1.05
Earnings per share — diluted	$0.49	$1.01

June 30, 2007
(Unaudited)
(In Thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$78,680
Total investment securities	51,025
Net loans	578,125
Total assets	756,963
Total deposits	623,311
Total liabilities	689,574
Total stockholders' equity	67,389

Unaudited Comparative Per Share Data

The following table sets forth for Heritage Oaks common stock and Business First common stock certain historical, unaudited pro forma combined and unaudited pro forma equivalent per share financial information. The unaudited pro forma combined and unaudited pro forma equivalent per share information gives effect to the merger as if the merger had been effective at the beginning of the periods presented; the book value data presented gives effect to the merger as if the merger had been effective at the date of the balance sheet. The unaudited pro forma data in the following table assume that the merger is accounted for using the purchase method of accounting. The information in the following table is based on, and should be read together with, the unaudited pro forma combined financial information that appears elsewhere in this document and the historical financial information of Business First and Heritage Oaks. See “UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS” on page 52 and “WHERE YOU CAN FIND MORE INFORMATION” on page 88.

The pro forma financial information is not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

	Six Months Ended 30-Jun-07	Year Ended 31-Dec-06
Heritage Oaks historical per share data:
Basic earnings per share	$0.52	$1.05
Diluted earnings per share	$0.50	$1.01
Book value per share	$8.11	$7.80
Tangible book value per share	$7.21	$6.85

	Six Months Ended 30-Jun-07	Year Ended 31-Dec-06
Business First historical per share data:
Basic earnings (loss) per share	$(0.09)	$0.20
Diluted earnings (loss) per share	$(0.09)	$0.20
Book value per share	$8.01	$8.21

	Six Months Ended 30-Jun-07	Year Ended 31-Dec-06
Unaudited pro forma per share data:
Combined earnings per Heritage Oaks share(1)
Basic	$0.51	$1.05
Diluted	$0.49	$1.01
Basic and diluted earnings per equivalent Business First share(2)
Basic	$0.39	$0.81
Diluted	$0.38	$0.78
Book Value per Heritage Oaks Share	$9.20	$8.97
Book value per equivalent Business First share(3)	$7.07	$6.89

(1)	The unaudited pro forma earnings per share amounts are calculated by totaling the historical net income (after giving effect to pro forma adjustments) of Heritage Oaks and Business First and dividing the resulting amount by the average pro forma shares of Heritage Oaks stock giving effect to the merger using an implied exchange ratio of 0.5758 with approximately 848,714 shares of Heritage Oaks stock to be issued in exchange for Business First’s common shares outstanding of 1,473,974.
(2)	Per equivalent Business First share data is calculated using an exchange ratio of 0.5758 shares of Heritage Oaks common stock and $3.44 in cash for each share of Business First common stock, and assuming a Heritage Oaks stock price of $17.89 (the stock price one day prior to announcement), which equates to a blended exchange ratio of 0.7680.
(3)	Pro forma book value per common share is based on the pro forma total stockholders’ equity of the combined entity divided by the total pro forma common shares of the combined entity giving effect to the merger using an implied exchange ratio of 0.5758 which would result in the issuance of 848,714 shares of Heritage Oaks common stock.

FORWARD LOOKING STATEMENTS

This proxy statement-prospectus, any supplement and any documents incorporated by reference may contain certain forward-looking statements about Heritage Oaks, Business First and the combined company after completion of the merger, which statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Heritage Oaks and Business First. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, implied or projected by, such forward-looking statements. Risks and uncertainties include, but are not limited to:

•	whether the transactions contemplated by the merger agreement will be approved by shareholders of Business First and applicable federal and state regulatory authorities;
•	the ability to complete the merger within the anticipated time-frame, or at all;
•	revenues are lower than expected;
•	an increase in the provision for loan losses resulting from credit quality deterioration;
•	Heritage Oaks’ and Business First’s dependency on real estate and economic conditions in San Luis Obispo and Santa Barbara Counties, California;
•	competitive pressure among depository institutions and other financial institutions increases significantly;
•	Heritage Oaks’ ability to successfully execute announced or future acquisitions or to receive regulatory approvals on the terms expected or on the anticipated schedule or at all;
•	Heritage Oaks’ ability to integrate successfully the assets, liabilities, customers, systems, employees and management personnel acquired into their operations in connection with the merger, and their ability to realize related revenue synergies and cost savings within the expected time frame, or at all, or within expected cost projections;
•	adverse changes in the combined company’s loan and lease portfolios and the resulting credit risk-related losses and expenses;
•	continued levels of loan origination volume;
•	continued relationships with major customers;
•	changes in consumer confidence, spending, and savings habits relative to the bank and non-bank financial services provided by the combined company;
•	Heritage Oaks’ ability to implement effectively technology-driven products and services;
•	the possibility that personnel changes will not proceed as planned;
•	the cost of additional capital is more than expected;
•	a change in the interest rate environment reduces interest margins and increases volatility of rate sensitive deposits;
•	asset/liability repricing risks and liquidity risks;
•	general economic conditions, either nationally or in the market areas in which Heritage Oaks and Business First do or anticipate doing business, are less favorable than expected;
•	the economic and regulatory effects of the continuing war on terrorism and other events of war, including the war in Iraq;
•	legislative or regulatory requirements or changes that may adversely affect Heritage Oaks’ or Business First’s business;

•	changes in the securities markets; and
•	Heritage Oaks’ success in managing the risks involved in the foregoing.

If any of these risks or uncertainties materializes or if any of the assumptions underlying such forward-looking statements proves to be incorrect, results could differ materially from those expressed in, implied or projected by, such forward-looking statements. Neither Heritage Oaks nor Business First assumes any obligation to update such forward-looking statements. For a more detailed discussion of certain of these factors, see the section entitled “Risk Factors” in this proxy statement-prospectus and “Item 1A, Risk Factors” in Heritage Oaks’ most recent Form 10-K (incorporated by reference in this proxy statement-prospectus) and similar sections in Heritage Oaks’ future filings which are incorporated by reference in this proxy statement-prospectus, which describe risks and factors that could cause results to differ materially from those projected in such forward-looking statements. Heritage Oaks and Business First caution the reader that these risk factors may not be exhaustive. Heritage Oaks and Business First operate in a continually changing business environment, and new risk factors emerge from time to time. Neither management of Heritage Oaks nor Business First can predict such new risk factors, nor can they assess the impact, if any, of such new risk factors on Heritage Oaks’ or Business First’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements.

RISK FACTORS

Risks Related to the Merger

The merger involves a high degree of risk. A substantial portion of the merger consideration consists of Heritage Oaks common stock and all Business First shareholders will become Heritage Oaks shareholders after the merger. An investment in the combined companies will include different risks than an investment in either of the constituent companies. In deciding how to vote your shares of Business First stock at the special meeting, Business First shareholders should carefully consider the following factors, in addition to the other information in this proxy statement-prospectus, including the matters addressed under “FORWARD LOOKING STATEMENTS.”

Heritage Oaks may be unable to integrate operations successfully or to achieve expected cost savings.

The earnings, financial condition and prospects of Heritage Oaks after the merger will depend in part on Heritage Oaks’ ability to integrate the operations and management of Business First and to continue to implement its own business plan. There is no assurance that Heritage Oaks will be able to do so. Among the issues that Heritage Oaks could face are:

•	unexpected problems with operations, personnel, technology or credit;
•	loss of customers and employees of Business First;
•	difficulty in working with Business First’s employees and customers;
•	the assimilation of Business First’s operations, sites and personnel; and
•	instituting and maintaining uniform standards, controls, procedures and policies.

Further, although the boards of directors of both parties anticipate cost savings as a result of the merger, Heritage Oaks may not be able to realize those savings fully. Any cost savings which are realized may be offset by losses in revenues or other charges to earnings.

Heritage Oaks expects to incur significant costs associated with the merger.

Heritage Oaks estimates that it has incurred or will incur transaction costs totaling approximately $581 thousand associated with the merger, a portion of which will be incurred whether or not the merger closes. Heritage Oaks believes the combined company may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or subsequent quarters, to reflect costs associated with integrating the two banks. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger, including charges associated with the impairment of any goodwill booked in connection with the merger.

The loan portfolios may not perform as expected.

Heritage Oaks’ performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of Business First and Heritage Oaks Bank, and ultimately on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Heritage Oaks’ overall loan portfolio after the merger will have a different risk profile than the loan portfolio of either Business First or Heritage Oaks Bank before the merger. The performance of the two loan portfolios will be adversely affected if any of such factors is worse than currently anticipated. In addition, to the extent that present customers are not retained by Business First or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operations of Heritage Oaks following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Business First are maintained and enhanced.

Because the market price of Heritage Oaks common stock may fluctuate, Business First shareholders cannot be sure of the market value of the Heritage Oaks common stock that they will receive in the merger.

Under the terms of the merger agreement, the exchange ratio for the stock portion of the consideration to be issued in connection with the merger is fixed at 0.5758 shares of Heritage Oaks common stock for each share of Business First common stock. The closing price of Heritage Oaks common stock as reported on the NASDAQ Capital Market was $17.89 on May 25, 2007, the trading date immediately preceding the day on which the merger was publicly announced. As of September 5, 2007, the closing price of Heritage Oaks common stock as reported on the NASDAQ Capital Market was $16.23. The market price of Heritage Oaks common stock will vary from these prices, and also vary from the price on the date that this document is mailed to Business First shareholders or on the date of the special meeting. The market price of Heritage Oaks common stock changes as a result of a variety of factors, including general market and economic conditions, changes in its business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Heritage Oaks. As a result of the fixed 0.5758 exchange ratio, the market value of shares of Heritage Oaks common stock that a Business First shareholder receives in the merger will decline correspondingly with declines in the market price of Heritage Oaks common stock prior to and as of the date merger consideration is exchanged. Because the date that the merger will be completed will be later than the date of the Business First special meeting, at the time of the special meeting you will not know the exact market value of the Heritage Oaks common stock that you will receive for your shares of Business First common stock upon completion of the merger.

The market price of Heritage Oaks common stock is uncertain.

The market price of Heritage Oaks common stock on or after consummation of the merger may not approximate the prices of Heritage Oaks stock prior to the merger. Stock price changes, whether before or after the merger, may result from a variety of factors including general market and economic conditions, changes in the respective businesses, operations and prospects and regulatory considerations. Additionally, since Heritage Oaks and Business First differ, the results of the combined company and the market price of its stock may be affected by factors different than those currently affecting the independent results of both companies and their respective stock prices.

Some of the conditions to closing of the merger may result in delay or prevent completion of the merger, which, among other things, may adversely affect the value of Heritage Oaks’ stock.

Completion of the merger is conditioned upon the receipt of certain governmental consents and approvals, including consents and approvals required by the FDIC and the Commissioner of Financial Institutions of California. Failure to obtain these consents would prevent consummation of the merger. Even if the approvals are obtained, the effort involved may delay consummation of the merger. Governmental authorities may also impose conditions in connection with the merger that may adversely affect the combined company’s operations after the merger. Any of these events could, among other things, have a negative impact on the value of Heritage Oaks’ stock.

Risks Relating to Heritage Oaks’ Market and to Heritage Oaks’ Business

A deterioration in economic conditions and a slowdown in growth generally, and a slowdown in the real estate market in San Luis Obispo and Santa Barbara Counties in particular, could adversely affect Heritage Oaks’ business, financial condition, results of operations and prospects. Such a deterioration could result in a variety of adverse consequences to Heritage Oaks, including a reduction in net income and the following:

•	Loan delinquencies may increase, which would cause Heritage Oaks to increase loan loss provisions;
•	Problem assets and foreclosures may increase, which could result in higher operating expenses, as well as possible increases in Heritage Oaks’ loan loss provisions;
•	Demand for Heritage Oaks’ products and services may decline including specifically, the demand for loans, which would cause its revenues, which include net interest income and noninterest income, to decline; and
•	Collateral for loans made by Heritage Oaks may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with its loans, which could cause decreases in net interest income and increasing loan loss provisions.

Heritage Oaks and Business First are highly dependent on real estate and a downturn in the real estate market could hurt the business of the combined company.

A significant portion of Heritage Oaks’ and Business First’s loan portfolios is dependent on real estate. At June 30, 2007, real estate served as the principal source of collateral with respect to approximately 77.3% and 69%, respectively, of Heritage Oaks’ and Business First’s loan portfolios. A decline in current economic conditions, a decline in the local housing market, such as the one San Luis Obispo County is experiencing currently, or rising interest rates could have an adverse effect on the demand for new loans, the ability of borrowers to repay outstanding loans, the value of real estate and other collateral securing loans and the value of real estate owned by Heritage Oaks, Business First, and the combined company, as well as its financial condition and results of operations in general and the market value of Heritage Oaks common stock.

Acts of nature, including earthquakes, floods and fires, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact the combined company’s financial condition.

Heritage Oaks and Business First also have a concentration in higher risk commercial real estate loans.

Heritage Oaks and Business First also have high concentrations in commercial real estate or CRE loans. CRE loans as defined by final guidance issued by bank regulators are defined as construction, land development, other land loans, loans secured by multifamily (5 or more) residential properties, and loans secured by non-farm nonresidential properties. Following this definition, approximately 75% of Heritage Oaks' loan portfolio and approximately 56% of Business First’s loan portfolio as of June 30, 2007, can be classified as CRE lending. CRE loans generally involve a higher degree of credit risk than residential mortgage lending due, among other things, to the large amounts loaned to individual borrowers. Losses incurred on loans to a small number of borrowers could have a material adverse impact on Heritage Oaks’ income and financial condition. In addition, unlike residential mortgage loans, commercial real estate loans generally depend on the cash flow from the property to service the debt. Cash flow may be significantly affected by general economic conditions.

In addition, federal banking regulators recently issued final guidance regarding commercial real estate lending. This guidance suggests that institutions that are potentially exposed to significant commercial real estate concentration risk will be subject to increased regulatory scrutiny. Institutions that have experienced rapid growth in commercial real estate lending, have notable exposure to a specific type of commercial real estate lending, or are approaching or exceed certain supervisory criteria that measure an institution’s commercial real estate portfolio against its capital levels, may be subject to such increased regulatory scrutiny. Heritage Oaks’ and Business First’s commercial real estate portfolios may be viewed as falling within one or more of the foregoing categories, and accordingly Heritage Oaks and the combined company may become subject to increased regulatory scrutiny because of its commercial real estate portfolio. If it is determined by Heritage Oaks’ regulator that it has an undue concentration in commercial real estate lending, Heritage Oaks may be required to maintain increased levels of capital and/or be required to reduce its concentration in commercial real estate loans.

Heritage Oaks’ real estate lending also exposes it to the risk of environmental liabilities.

In the course of its business, Heritage Oaks may foreclose and take title to real estate, and could be subject to environmental liabilities with respect to these properties. Heritage Oaks may be held liable to a governmental entity or to third persons for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to investigate or clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, as the owner or former owner of a contaminated site, Heritage Oaks may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. If Heritage Oaks ever became subject to significant environmental liabilities, its business, financial condition, liquidity and results of operations could be materially and adversely affected.

Heritage Oaks’ business is subject to interest rate risk and changes in interest rates may adversely affect its performance and financial condition.

Heritage Oaks’ earnings are impacted by changing interest rates. Changes in interest rates impact the demand for new loans, the credit profile of borrowers, the rates received on loans and securities and rates paid on deposits and borrowings. The difference between the rates received on loans and securities and the rates paid on deposits and borrowings is known as interest rate spread. Given Heritage Oaks’ current volume and mix of interest-bearing liabilities and interest-earning assets, Heritage Oaks would expect its interest rate spread to increase if interest rates rise and, conversely, to decline if interest rates fall. Increasing levels of competition in the banking and financial services business may decrease Heritage Oaks’ net interest margin by forcing it to offer lower lending interest rates and pay higher deposit interest rates. Although Heritage Oaks believes its current level of interest rate sensitivity is reasonable, significant fluctuations in interest rates and increasing competition may have an adverse effect on its business, financial condition and results of operations.

A sustained decrease in market interest rates could adversely affect Heritage Oaks’ earnings. When interest rates decline, borrowers tend to refinance higher-rate, fixed-rate loans at lower rates, prepaying their existing loans. Under those circumstances, Heritage Oaks would not be able to reinvest those prepayments in assets earning interest rates as high as the rates on the prepaid loans. In addition, Heritage Oaks’ commercial real estate and commercial loans, which carry interest rates that, in general, adjust in accordance with changes in the prime rate, will adjust to lower rates. Heritage Oaks is also significantly affected by the level of loan demand available in its market. The inability to make sufficient loans directly affects the interest income Heritage Oaks earns. Lower loan demand will generally result in lower interest income realized as Heritage Oaks places funds in lower yielding investments.

Failure to successfully execute Heritage Oaks’ strategy could adversely affect its performance.

Heritage Oaks’ financial performance and profitability depends on its ability to execute its corporate growth strategy. Continued growth, however, may present operating and other problems that could adversely affect Heritage Oaks’ business, financial condition and results of operations. Accordingly, there can be no assurance that Heritage Oaks will be able to execute its growth strategy or maintain the level of profitability that it has experienced recently. Factors that may adversely affect its ability to attain its long-term financial performance goals include those stated elsewhere in this section, as well as:

•	Inability to control non-interest expense, including, but not limited to, rising employee, regulatory compliance, and healthcare costs;
•	Inability to increase non-interest income; and
•	Continuing ability to expand, through de novo branching or finding acquisition targets at valuation levels Heritage Oaks find attractive.

Economic conditions in the Central Coast of California area could adversely affect Heritage Oaks’ operations and/or cause it to sustain losses.

Heritage Oaks’ retail and commercial banking operations are concentrated primarily in San Luis Obispo and northern Santa Barbara Counties. As a result of this geographic concentration, Heritage Oaks’ results of operations depend largely upon economic conditions in this area. A significant source of risk arises from the possibility that losses will be sustained if a significant number of Heritage Oaks’ borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. This risk increases when the economy is weak. Heritage Oaks has adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for credit losses, that management believes is appropriate to minimize this risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying Heritage Oaks’ credit portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially adversely affect Heritage Oaks’ results of operations in general and the market value of its stock.

Heritage Oaks’ primary market area is an increasingly competitive and overcrowded banking market. Heritage Oaks’ ability to achieve the growth outlined in its corporate strategic goals may be dependent in part on an ability to grow through the successful addition of new branches or the identification and acquisition of potential targets at acceptable pricing levels either inside or outside of Heritage Oaks’ primary market. If Heritage Oaks is unable to attract significant new business through strategic branching, or acquire new business through the acquisition of other banks, its growth in loans and deposits and, therefore, its earnings, may be adversely affected.

Heritage Oaks faces strong competition from financial service companies and other companies that offer banking services that could hurt its business.

The financial services business in Heritage Oaks’ market areas is highly competitive. It is becoming increasingly competitive due to changes in regulation, technological advances, and the accelerating pace of consolidation among financial services providers. Heritage Oaks faces competition both in attracting quality assets and deposits and in making loans. Heritage Oaks competes for loans principally through the interest rates and loan fees it charges and the efficiency and quality of services it provides. Increasing levels of competition in the banking and financial services business may reduce Heritage Oaks’ market share, decrease loan demand, cause the prices it charges for services to fall, or decrease its net interest margin by forcing Heritage Oaks to offer lower lending interest rates and pay higher deposit interest rates. Therefore, Heritage Oaks’ results may differ in future periods depending upon the nature or level of competition.

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks through alternative methods. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries, known as “disintermediation,” could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and lower cost deposits as a source of funds could have a material adverse effect on Heritage Oaks’ financial condition and results of operations.

Loss of certain of Heritage Oaks’ key officers would adversely affect its business.

Heritage Oaks’ future operating results are substantially dependent on the continued service of Lawrence P. Ward, its President and Chief Executive Officer, Paul Tognazzini, Executive Vice President/Chief Lending Officer, Margaret A. Torres, Executive Vice President/Chief Financial Officer, and Gwen Pelfrey, Executive Vice President/Chief Administrative Officer. The loss of the services of Messrs. Ward, Tognazzini, Ms. Torres, or Ms. Pelfrey would have a negative impact on Heritage Oaks’ business because of their expertise and years of industry experience. In addition, the loss of the services of Mr. Ward would have a negative impact on Heritage Oaks’ business because of his business development skills and community involvement.

Heritage Oaks may not be able to attract and retain skilled people.

Heritage Oaks’ success depends, in large part, on its ability to attract and retain key people. Competition for the best people in most of Heritage Oaks’ activities can be intense and it may not be able to hire people or to retain them. The unexpected loss of services of one or more of its key personnel could have a material adverse impact on Heritage Oaks’ business because of their skills, knowledge of its market, years of industry experience and the difficulty of promptly finding qualified replacement personnel.

Heritage Oaks’ internal operations are subject to a number of risks.

Heritage Oaks is subject to certain operations risks, including, but not limited to, data processing system failures and errors, customer or employee fraud and catastrophic failures resulting from terrorist acts or natural disasters. Heritage Oaks maintains a system of internal controls to mitigate against such occurrences and maintains insurance coverage for such risks that are insurable, but should such an event occur that is not prevented or detected by its internal controls, uninsured or in excess of applicable insurance limits, it could have a significant adverse impact on Heritage Oaks’ business, financial condition or results of operations.

Information Systems.  Heritage Oaks relies heavily on communications and information systems to conduct business. Any failure, interruption or breach in security of these systems could result in failures or disruptions in customer relationship management, general ledger, deposit, loan and other systems. While Heritage Oaks has policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of information systems, there can be no assurance that any such failures, interruptions or security breaches will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of its information systems could damage Heritage Oaks’ reputation, result in a loss of customer business, subject it to additional regulatory scrutiny, or expose Heritage Oaks to civil litigation and possible financial liability, any of which could have a material adverse effect on its financial condition and results of operations.

Technological Advances.  The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Heritage Oaks’ future success depends, in part, upon its ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Many of Heritage Oaks’ competitors have substantially greater resources to invest in technological improvements. Heritage Oaks may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Heritage Oaks’ business and, in turn, its financial condition and results of operations.

Severe Weather, Natural Disasters, Acts of War or Terrorism and Other External Events.  Severe weather, natural disasters, acts of war or terrorism and other adverse external events could have a significant impact on Heritage Oaks’ ability to conduct business. Such events could affect the stability of its deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause Heritage Oaks to incur additional expenses. For example, the Central Coast of California is subject to earthquakes and fires. Operations in Heritage Oaks’ market could be disrupted by both the evacuation of large portions of the population as well as damage and or lack of access to Heritage Oaks’ banking and operation facilities. While Heritage Oaks has not experienced such an occurrence to date, other severe weather or natural disasters, acts of war or terrorism or other adverse external events may occur in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on Heritage Oaks’ business, which, in turn, could have a material adverse effect on its financial condition and results of operations.

Heritage Oaks depends on cash dividends from its subsidiary bank to meet its cash obligations.

As a holding company, dividends from its subsidiary bank provide a substantial portion of Heritage Oaks’ cash flow used to service the interest payments on its trust preferred securities and its other obligations, including cash dividends. Various statutory provisions restrict the amount of dividends Heritage Oaks’ subsidiary bank can pay without regulatory approval.

Risks Associated with Heritage Oaks’ Industry

Heritage Oaks is subject to government regulation that could limit or restrict its activities, which in turn could adversely impact its operations.

The financial services industry is regulated extensively. Federal and state regulation is designed primarily to protect the bank insurance fund administered by the FDIC and consumers, and not to benefit Heritage Oaks’ shareholders. These regulations can sometimes impose significant limitations on operations.

New laws and regulations or changes in existing laws and regulations or repeal of existing laws and regulations may adversely impact business. For example, operating expenses of approximately $161 thousand were attributable to compliance by Heritage Oaks with the Sarbanes-Oxley Act in the year ended December 31, 2006. Heritage Oaks anticipates that continued compliance with, among other regulatory provisions, the Sarbanes-Oxley Act will impact future operating expenses.

Further, federal monetary policy, particularly as implemented through the Federal Reserve System, significantly affects economic conditions for Heritage Oaks.

New legislative and regulatory proposals may affect Heritage Oaks’ operations and growth.

Proposals to change the laws and regulations governing the operations and taxation of, and federal insurance premiums paid by, banks and other financial institutions and companies that control such institutions are frequently raised in the U.S. Congress, state legislatures and before bank regulatory authorities. The likelihood of any major changes in the future and the impact such changes might have on Heritage Oaks or its subsidiaries are impossible to determine. Similarly, proposals to change the accounting treatment applicable to banks and other depository institutions are frequently raised by the SEC, the federal banking agencies, the IRS and other appropriate authorities. The likelihood and impact of any additional future changes in law or regulation and the impact such changes might have on Heritage Oaks or its subsidiaries are impossible to determine at this time.

Risks Associated with Heritage Oaks Stock

Heritage Oaks stock trades less frequently than others.

Although its common stock is listed for trading on the NASDAQ Capital Market, the trading volume in Heritage Oaks common stock is less than that of some other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of Heritage Oaks common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which Heritage Oaks has no control. Given the lower trading volume of its common stock, significant sales of Heritage Oaks common stock, or the expectation of these sales, could cause Heritage Oaks’ stock price to fall.

Heritage Oaks’ stock price is affected by a variety of factors.

Stock price volatility may make it more difficult for you to resell your common stock when you want and at prices you find attractive. Heritage Oaks’ stock price can fluctuate significantly in response to a variety of factors discussed in this section, including, among other things:

•	Actual or anticipated variations in quarterly results of operations.
•	Recommendations by securities analysts.
•	Operating and stock price performance of other companies that investors deem comparable to Heritage Oaks.
•	News reports relating to trends, concerns and other issues in the financial services industry.
•	Perceptions in the marketplace regarding Heritage Oaks and/or its competitors.

Heritage Oaks common stock is not an insured deposit.

Heritage Oaks common stock is not a bank deposit and, therefore, is not insured against loss by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in Heritage Oaks common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this proxy statement-prospectus and is subject to the same market forces that affect the price of securities of any company. As a result, if you acquire Heritage Oaks common stock, you may lose some or all of your investment.

Heritage Oaks’ articles of incorporation and by-laws, as well as certain banking laws, may have an anti-takeover effect.

Provisions of Heritage Oaks’ articles of incorporation, bylaws and federal banking laws, including regulatory approval requirements, could make it more difficult for a third party to acquire Heritage Oaks, even if doing so would be perceived to be beneficial to shareholders. The combination of these provisions may hinder a non-negotiated merger or other business combination, which, in turn, could adversely affect the market price of Heritage Oaks common stock.

THE SPECIAL MEETING

Proxy Statement-Prospectus

This proxy statement-prospectus is being furnished to you in connection with the solicitation of proxies by our board of directors in connection with our special meeting of shareholders.

This proxy statement-prospectus is first being furnished to our shareholders on or about September 14, 2007.

Date, Time and Place of the Special Meeting

The special meeting is scheduled to be held as follows:

•	Date: October 9, 2007
•	Time: 5:30 p.m.
•	Place: 1035 State Street, Santa Barbara, California

Record Date; Solicitation of Proxies

We have selected the close of business on September 4, 2007, as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting. At that date, there were 1,473,974 outstanding shares of Business First common stock entitled to vote at the special meeting.

In addition to soliciting proxies by mail, our officers, directors and employees, without receiving any additional compensation, may solicit proxies by telephone or fax, in person or by other means. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries to forward proxy solicitation materials to the beneficial owners of our common stock held of record by such persons, and such brokerage firms, custodians, nominees and fiduciaries will be reimbursed for reasonable out-of pocket expenses incurred by them in connection therewith. Heritage Oaks will pay all expenses related to printing and filing this proxy statement-prospectus, including all SEC filing fees.

The required quorum for the transaction of business at the special meeting is a majority of the shares of our common stock entitled to vote at the special meeting. Shares voted on a matter are treated as being present for purposes of establishing a quorum. Abstentions and broker nonvotes will be counted for determining a quorum, but will not be counted for purposes of determining the number of votes cast “FOR” or “AGAINST” any matter.

Revocability of Proxies

Any holder of common stock may revoke a proxy at any time before it is voted by

•	filing with the secretary of Business First at 1035 State Street, Santa Barbara, California 93101, an instrument revoking the proxy;
•	returning a duly executed proxy bearing a later date; or
•	attending the special meeting and voting in person, provided the shareholder notifies the Secretary before voting begins that the shareholder is revoking his or her proxy and votes in person. Attendance at the special meeting will not by itself constitute revocation of a proxy.

Matters to Be Considered at the Meeting

At the special meeting, you will be asked to approve the merger and the merger agreement. A vote of not less than two-thirds of the outstanding shares of Business First common stock entitled to be cast at the special meeting is required to approve the merger.

Holders of shares of the common stock are entitled to cast one vote for each share held of record on all matters to be voted on.

THE MERGER

General

As used in this section, the term “the merger” means the merger of Business First with and into Heritage Oaks Bank. The merger is governed by the Agreement to Merge and Plan of Reorganization dated as of May 29, 2007, between Heritage Oaks and Business First (the “merger agreement”). The merger agreement provides that shareholders of Business First will receive 0.5758 shares of common stock of Heritage Oaks and $3.44 cash in exchange for each share of Business First common stock that they own, with the cash portion of the consideration subject to downward adjustment if certain merger related expenses of Business First exceed $650,000.

This section of the proxy statement-prospectus describes certain aspects of the merger, including the background of the merger and Business First’s reasons for the merger.

Background of the Merger

The board of directors of Business First has from time to time reviewed with senior management the company’s strategic direction and the alternatives available to enhance its performance and prospects in the context of developments in the financial services industry and competitive marketplace. The Business First board of directors has periodically considered, among other things, potential business combinations with other financial institutions based on their lines of business, geographic locations and management and employee cultures.

As part of Heritage Oaks’ ongoing strategic expansion, Heritage Oaks continuously develops and analyzes listings of potential acquisition candidates. That list included Business First. In September 2006, Heritage Oaks’ financial advisor learned that Business First may at some point in the near future entertain offers to enter into a strategic transaction.

In early October, 2006, Larry Ward, President and Chief Executive Officer of Heritage Oaks held discussions with his financial advisor, Milestone Advisors, during which he expressed his desire to explore a business combination with Business First. On October 10, 2006, a confidentiality agreement was signed between Milestone Advisors and Heritage Oaks to allow, among other things, sharing of certain financial information so that the proposed transaction could be analyzed in detail. Milestone’s analysis was completed in October 2006, and based on that analysis Heritage Oaks determined to move forward and attempt to enter into more formal discussions with Business First.

From time to time, representatives of Business First have had informal contacts with representatives of other financial institutions regarding possible mutual interest in exploring a potential business combination. In early October, 2006, Heritage Oaks developed information through its financial advisor that Business First was interested in discussing the possibility of a business combination with Heritage Oaks. After initial discussions between Milestone Advisors and Business First, on November 9, 2006, a confidentiality agreement was signed between Heritage Oaks and Business First in an attempt to foster more open discussion about the possible business combination. Subsequent to the signing of that agreement, Heritage Oaks requested certain financial and operating information from Business First, and that information was delivered in November 2006. Based on that information, Heritage Oaks updated and refined the financial and other analyses as the parties discussed the general terms that might be included in an initial term sheet. On November 29, 2006, a meeting was held and was attended by Larry Ward, Doug Hile, a Director of Business First, and Matt Allen, Managing Director of Milestone Advisors, wherein certain financial and operating topics were discussed in the context of a transaction. On December 5, 2006, a letter and initial term sheet were sent from Heritage Oaks to Business First that outlined, among other things, several initial price and structure scenarios under which Heritage Oaks would be willing to proceed with negotiations.

Based on the November 29 meeting, additional diligence requests were made both by Heritage Oaks and Business First, each on the other, and this information was gathered and transmitted over the first weeks of December 2006. Based on that information, certain financial and other analyses were further updated and refined throughout December 2006.

In late December 2006, Business First contacted Sandler O’Neill to assist them in the review of their strategic alternatives and, among other things, the financial analysis and ongoing discussion of a business combination with Heritage Oaks.

On January 12, 2007, a meeting was held and was attended by Larry Ward, Doug Hile, Dr. Michael Behrman, Chairman of the Board of Business First, and Joanne Funari, President of Business First. In that meeting the attendees discussed, among other things, the general operating characteristics of Heritage Oaks, Business First and the future operating prospects if the companies were combined.

On January 22, 2007 Sandler O’Neill made a presentation to the executive committee of Business First. Sandler O’Neill’s presentation included an overview of Business First, including strategic alternatives, Heritage Oaks and a pro forma review outlining a possible business combination. On January 27, 2007 Sandler O’Neill was formally engaged by Business First to act as its financial advisor in connection with the possibility of Business First entering into a business combination.

On February 6, 2007, a meeting was held and was attended by Larry Ward, Dr. B. R. Bryant, then Chairman of the Board of Heritage Oaks, Michael Morris, current Chairman of the Board of Heritage Oaks, Doug Hile, Dr. Michael Behrman and Joanne Funari. In that meeting the attendees discussed, among other things, the general operating and cultural characteristics of each company.

On February 27, 2007, a new confidentiality agreement was executed by and between Heritage Oaks and Business First to accommodate continued detailed conversations. The new confidentiality agreement superseded the confidentiality agreement signed by the parties on November 9, 2006, and, among other things, extended the confidentiality period.

In late February, 2007 Business First was approached by a second party who expressed interest in the possibility of a business combination with Business First. A confidentiality agreement was executed with that party on March 1, 2007 and on March 3, 2007 a meeting was held between the two parties to discuss the possibility of a business combination. During the week of March 6, 2007 Business First provided the second party with financial information. During the week of March 13th it was determined that the successful execution of a business combination between the two parties was not a viable strategy in the near term.

On March 13, 2007, an initial indication of interest letter was transmitted to Business First from Heritage Oaks. The letter outlined the main terms of a proposed transaction, including price, general structure, options treatment, general integration plans, board of director plans, transaction timing, and a summary of customary contingencies to the announcement and closing of the proposed deal. On March 15, 2007 Sandler O’Neill made a presentation to the Business First board of directors regarding the indication of interest letter. At the conclusion of that meeting, the Business First board of directors delegated to the Executive Committee of the board of directors the authority to continue negotiations with Heritage Oaks, and the Executive Committee met on April 13, May 1, May 9 and May 14, 2007 to consider additional matters related to the indication of interest letter and the proposed merger. Negotiations followed with respect to the price and general structure of the transaction, and the parties agreed on price and general structure during the week of March 26, 2007.

Also during that last week of March, 2007, detailed due diligence request lists were composed and exchanged by the parties in preparation for on-site due diligence reviews. On-site due diligence by Heritage Oaks on Business First commenced on April 14, 2007. On-site due diligence by Business First on Heritage Oaks commenced on April 26 and was completed on April 27, 2007.

On April 13, 2007, an amendment to the February 27, 2007 confidentiality agreement was executed pursuant to which Business First agreed to refrain from negotiating with or soliciting offers from potential acquirers other than Heritage Oaks until May 11, 2007, subject to an exception that would permit consideration by Business First of an unsolicited bona fide written proposal to acquire Business First if, after receiving written advice of counsel, the Business First board determined in good faith that it would be inconsistent with their fiduciary duties to not consider such a proposal.

On or about April 22, 2007 Business First’s financial advisor received an oral indication of interest from another party, who was advised that if that party submitted a proposal, it would be considered by Business First.

On or about April 26, 2007 Business First’s financial advisor received an oral indication of interest from another party, who also was advised that if that party submitted a proposal, it would be considered by Business First.

On or about May 14, 2007 Business First received an oral indication of interest from another party. Business First’s financial advisor advised that party that if he submitted a proposal, it would be considered by Business First.

No proposals were submitted to Business First following any of the oral indications of interest on April 22, 26 and May 14, 2007.

On May 17, 2007 the term of the confidentiality agreement was extended to May 25, 2007.

The first draft of the merger agreement was transmitted by Heritage Oaks’s legal counsel to Business First on April 26, 2007. The final version of the definitive agreement was negotiated and completed on May 24, 2007, although certain material ancillary agreements were not completed until May 28, 2007.

On May 24, 2007, a special meeting of the board of directors of Business First was held in order for the board of directors to consider the then-current draft of the proposed merger agreement. Management summarized the results of their due diligence investigation and the projected financial results of the proposed merger. The directors received and considered detailed analysis and a fairness opinion from Sandler O’Neill, and were briefed by counsel as to the proposed terms and conditions of the merger. The board asked questions of, and received answers from, Business First’s financial and legal advisors and considered the factors they deemed relevant to the proposal before voting to approve the transaction and to submit the merger and the merger agreement to Business First’s shareholders with a recommendation that the shareholders approve the merger and the merger agreement.

On the morning of May 29, 2007, and upon completion of negotiations of the merger agreement and ancillary agreements, a meeting of the board of directors of Heritage Oaks approved the completed draft of the proposed merger agreement. The board asked questions of, and received answers from, Heritage Oaks’s financial and legal advisors and considered the factors they deemed relevant to the proposal before voting unanimously to approve the transaction.

The merger agreement was entered into on May 29, 2007 and the parties issued a joint press release on the afternoon of May 29, 2007 announcing the proposed merger.

Recommendation of, and Factors Considered by, Business First’s Board of Directors

The Business First board believes that the terms of the merger are fair, and are in the best interests of Business First and its shareholders and recommends that the shareholders of Business First vote FOR approval of the merger.

In reaching its conclusion, the Business First board considered information provided at meetings of its board of directors in March, April and May 2007, including, among other things:

•	information concerning the financial performance and condition, business operations, capital levels, asset quality, loan portfolio breakdown, due diligence review of the loan portfolio, management and prospects of Heritage Oaks and Heritage Oaks Bank;
•	the structure of the transaction, including the fact that the Business First shareholders would receive approximately 12% of the common stock of Heritage Oaks to be outstanding upon consummation of the Merger;
•	the fact that one member of the board of Business First would be appointed to the boards of Heritage Oaks and Heritage Oaks Bank at the effective time of the Merger and will be renominated when their respective directors are elected in 2008;
•	the probability of achieving regulatory and shareholder approval;

•	the fact that the terms of the merger agreement include a substantial premium over book value and a substantial multiple over the earnings of Business First;
•	the presentations of Sandler O’Neill & Partners L.P. and the opinion of Sandler O’Neill & Partners L.P. as to the fairness, from a financial point of view, of the per share consideration to be received by the shareholders of Business First in the merger;
•	the positive results of Business First's due diligence examination of Heritage Oaks and Heritage Oaks Bank;
•	the prices paid and the terms of other recent comparable combinations of banks and bank holding companies;
•	the evaluation of other inquiries received by Business First and the likelihood or lack of likelihood of such other inquiries resulting in meaningful alternatives to the merger;
•	the review of Business First’s board with its legal and financial advisors of the potential for alternatives to the merger, including remaining independent, and the potential for other parties to provide alternative proposals;
•	the current and prospective economic environment and increasing regulatory and competitive burdens and constraints facing community banks;
•	the increase in competition for customers and talented employees from other community banks and financial services providers in the marketplace;
•	the pro forma financial statements of the combined companies and the capitalization of the combined companies;
•	the compatibility of Business First with Heritage Oaks Bank and their complementary lines of business;
•	the business strategies, the strength and depth of management of the combined entity and the extent of its interest in continuing Business First’s significant business relationships in Santa Barbara County;
•	the geographic distribution of Heritage Oaks Bank offices vis-a-vis Business First’s banking offices and Heritage Oaks’ strategic plan;
•	the advantages of being part of a larger community bank holding company, including the potential for operating efficiencies and increased lending limits;
•	the ability of a larger institution to compete in the banking environment and to leverage overhead costs;
•	the anticipated positive effect of the merger on existing shareholders, employees, officers and customers of Business First;
•	the anticipated positive impact on the communities served by Business First and Heritage Oaks Bank in the merger, and the increased ability to serve the communities through the larger branch network, increased lending limits and expanded product suite;
•	the continuing consolidation within the banking industry and increased competition from larger independent banks in California;
•	the value of the consideration offered by Heritage Oaks compared to the value of the consideration offered in recent acquisitions of financial institutions nationwide and in California similar in size to Business First, and the prospects for enhanced value of the combined entity in the future;
•	the intent that the merger be treated as a reorganization for federal income tax purposes;
•	the current liquidity of the Heritage Oaks common stock;

•	the quarterly cash dividend paid to Heritage Oaks shareholders for the past five consecutive quarters; and
•	the prospect of Heritage Oaks retaining the Business First bank name, the branches and the branch employees of Business First.

In addition to the advantages, discussed above, of an acquisition with a larger financial institution, the board of directors and management of Business First also discussed the various risks of combining with Heritage Oaks, including, among other things:

•	the disadvantages of being part of a larger entity, including substantially reduced representation on the board of directors;
•	the challenges of combining the businesses, assets and workforces of Business First and Heritage Oaks;
•	the fixed stock exchange ratio component of the merger consideration will not adjust to compensate for potential declines in the stock price of Heritage Oaks;
•	the interests of Business First executive officers and directors with respect to the merger apart from their interests as holders of Business First common stock;
•	the risk that the terms of the merger agreement relating to the payment of a termination fee under specified circumstances, although required by Heritage Oaks as a condition to its willingness to enter into a merger agreement, could have the effect of discouraging other parties that might be interested in a transaction with Business First from proposing such a transaction;
•	the restrictions contained in the merger agreement on the operation of Business First’s business during the period between the signing of the merger agreement and completion of the merger;
•	the possibility that the merger might not be completed and the impact of a public announcement of the termination of the merger agreement on Business First;
•	the acquisition of Business First will divert the combined company’s management from other activities;
•	cash received in exchange for Business First common stock, to the extent that it exceeds the tax basis of a Business First shareholder, will be taxable to a Business First shareholder; and
•	the loss of being a southern Santa Barbara County community bank will potentially cause customers and prospects to conduct their business with local community banks.

However, after weighing the advantages and disadvantages of an acquisition by Heritage Oaks, the Business First board of directors determined that the advantages clearly outweighed the disadvantages. For example:

•	the prospects of the combined entity are substantially greater than the prospects of Business First on a stand alone basis;
•	in addition to the cash portion of the merger consideration, the liquidity of the Heritage Oaks stock to be received by the Business First shareholders would be substantially more favorable as compared to the current lack of liquidity of Business First stock; and
•	the substantial premium over book and the substantial multiple over earnings being paid by Heritage Oaks in the merger.

The managements of Business First and Heritage Oaks also saw opportunities for increased operating efficiencies. In particular, the managements believe that immediate and long-term cost savings can be achieved as a result of economies of scale, the consolidation of executive management and elimination of certain redundant staff, and operations activities and the elimination of duplicative administrative functions. There can be no assurance that Heritage Oaks will be able to realize fully the increased operating efficiencies or that such operating efficiencies will be realized in a timely manner. See the section entitled “— Management and Operations of Heritage after the Merger — Operations.”

The managements of Business First and Heritage Oaks also believe that they complement each other both in their community-based approach to banking and in terms of their contiguous geographic service areas. Consequently, Business First and Heritage Oaks believe that by combining forces, Business First and Heritage Oaks will be able to compete more effectively and take advantage of banking opportunities in the Santa Barbara and San Luis Obispo Counties markets.

The foregoing discussion of the information and factors considered by the Business First board of directors is not intended to be exhaustive, but constitutes the material factors considered by the Business First board of directors. In reaching its determination to approve and recommend the principal terms of the merger, the Business First board did not assign relative or specific weights to the foregoing factors and individual directors may have weighed such factors differently.

For the reasons set forth above, the Business First board of directors has approved the merger agreement as in the best interest of Business First and its shareholders and recommends that the Business First shareholders approve the merger and the merger agreement.

Fairness Opinion of Business First’s Financial Advisor

By letter dated as of January 27, 2007, Business First retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with a second party. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O'Neill acted as financial advisor to Business First in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement. At the May 23, 2007 meeting at which Business First’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion, subsequently confirmed in writing that, as of May 29, 2007, the merger consideration was fair to Business First’s shareholders from a financial point of view. Sandler O’Neill has confirmed its May 29, 2007 opinion by delivering to the Business First board of directors a written opinion dated as of September 11, 2007. Sandler O’Neill confirmed the appropriateness of its reliance on the analyses used to render its earlier opinion by reviewing the assumptions upon which its analyses were based, performing procedures to update certain of its analyses and reviewing the other factors considered in rendering its opinion. The full text of Sandler O’Neill’s written opinion is attached as Appendix B to this document. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Business First shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks as of the date of the opinion, which Sandler O’Neill has updated as of September 11, 2007. The opinion is directed to the Business First board and speaks only to the fairness from a financial point of view of the merger consideration to Business First shareholders. It does not address the underlying business decision of Business First to engage in the merger or any other aspect of the merger and is not a recommendation to any Business First shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its May 29, 2007 opinion, Sandler O’Neill reviewed and considered, among other things:

(1)	the merger agreement;
(2)	certain audited financial statements and other historical financial information of Business First as provided by senior management of Business First and that Sandler O’Neill deemed relevant;

(3)	certain publicly available financial statements and other historical financial information of Heritage Oaks that Sandler O’Neill deemed relevant;
(4)	internal financial projections for Business First for the years ending December 31, 2007 through 2010 as prepared by and reviewed with senior management of Business First;
(5)	internal financial projections for Heritage Oaks for the years ending December 31, 2007 through 2010 as prepared by and reviewed with senior management of Heritage Oaks;
(6)	the pro forma financial impact of the merger on Heritage Oaks, based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior management of Business First and Heritage Oaks;
(7)	the publicly reported historical price and trading activity for Heritage Oaks’ common stock, including a comparison of certain financial and stock market information for Heritage Oaks and similar publicly available information for certain other commercial banks the securities of which are publicly traded;
(8)	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;
(9)	the current market environment generally and the banking environment in particular; and
(10)	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of the senior management of Business First the business, financial condition, results of operations and prospects of Business First and held similar discussions with certain members of the senior management of Heritage Oaks regarding the business, financial condition, results of operations and prospects of Heritage Oaks.

In performing its review, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to it from public sources that was provided to it by Business First or Heritage Oaks or their respective representatives or that was otherwise reviewed by Sandler O’Neill and assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill further relied on the assurances of senior management of Business First and Heritage Oaks that they were not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill was not asked to undertake, and did not undertake, an independent verification of any of such information and Sandler O’Neill did not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Business First or Heritage Oaks or any of their subsidiaries, or the collectibility of any such assets, nor was Sandler O’Neill furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowances for loan losses of Business First or Heritage Oaks, nor did Sandler O’Neill review any individual credit files relating to Business First or Heritage Oaks. Sandler O’Neill assumed, with Business First’s consent, that the respective allowances for loan losses for both Business First and Heritage Oaks were adequate to cover such losses.

With respect to the financial projections for Business First and Heritage Oaks provided by and reviewed with the management of Business First and Heritage Oaks and used by Sandler O’Neill in its analyses, Business First’s and Heritage Oaks’ management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of the respective future financial performances of Business First and Heritage Oaks, respectively, and Sandler O’Neill assumed that such performances would be achieved. With respect to the projections of transaction expenses, purchase accounting adjustments and cost savings determined by and reviewed with the senior management of Heritage Oaks, management confirmed to Sandler O’Neill that they reflected the best currently available estimates and judgments of such management and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or the assumptions on which they are based. The financial projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently subject to change as a result of various factors, many of which are beyond the control of Sandler O’Neill, Heritage Oaks and Business First and which may have changed since the original preparation of these projections, and will likely become more susceptible to change as more time passes from the date the projections were originally prepared. These projections did not, and do not, take into account any changes in the results of operations, business model, management team, business or capital structure of Heritage Oaks or Business First, or general business conditions affecting the industry as a whole , which may have occurred following the date on which the projections were prepared, or which may result from the merger. Business First shareholders are urged not to rely on these estimates to predict the future results of Heritage Oaks. Please see “Part I” and “Item 1A” of Heritage Oaks’ Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 2, 2007, and incorporated herein by reference for important cautionary language regarding the reliance on projections and estimates, and for factors which may cause actual results to differ from such estimates.

Sandler O’Neill has also assumed that there has been no material change in Business First’s or Heritage Oaks’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to them. Sandler O’Neill has assumed in all respects material to its analysis that Business First and Heritage Oaks will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will be a reorganization for federal income tax purposes. Finally, with Business First’s consent, Sandler O’Neill has relied upon the advice Business First has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the Agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to them as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. Sandler O’Neill is expressing no opinion herein as to what the value of Heritage Oaks’ common stock will be when issued to Business First’s shareholders pursuant to the merger agreement or the prices at which Business First’s and Heritage Oaks’ common stock may trade at any time.

Financial Analysis of Sandler O’Neill.  The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O'Neill believes that its analysis must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in the comparative analyses described below is identical to Business First or Heritage Oaks and no transaction is identical to the merger. In performing its analysis, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Business First, Heritage Oaks and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analysis solely for purposes of rendering its opinion and provided such analysis to the Business First board at the board’s May 23, 2007 meeting. Estimates on the values of companies did not purport to be appraisals or necessarily reflect the prices at which companies or their securities might actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Business First’s common stock or Heritage Oaks’ common stock or the prices at which Business First’s or Heritage Oaks’ common stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by

Business First’s board in making its determination to adopt the plan of merger contained in the merger agreement and the analyses described below should not be viewed as determinative of the decision of Business First’s board or management with respect to the fairness of the merger.

The following is a summary of the material analyses performed by Sandler O'Neill, but is not a complete description of all the analyses underlying Sandler O'Neill's opinion.

Summary of Proposal.  Sandler O’Neill reviewed the financial terms of the proposed transaction. Pursuant to the merger agreement, the per share deal value is equal to the sum of (1) $3.44 in cash plus (2) the product of 0.5758 times the per share value of the closing price of Heritage Oaks shares at the close of trading on a given day. Based on Heritage Oaks’ closing price of $17.89 on May 25, 2007, Sandler O’Neill calculated an implied transaction value of $13.74 per Business First share. Based upon per-share financial information for Business First for the twelve months ended March 31, 2007, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Deal price/stated last 12 months’ earnings per share	68.7x
Deal price/tax adjusted last 12 months earnings per share(1)	114.5x
Deal price/stated book value per share	167%
Deal price/tangible book value per share	167%
Tangible book premium/core deposits(2)	9.3%

(1)	Based on a normalized tax rate of 41%
(2)	Core deposits exclude time deposits with account balances greater than $100,000.

The aggregate transaction value was approximately $20.7 million. Sandler O’Neill calculated that Business First’s common shareholders would own approximately 12% of Heritage Oaks’ common shares outstanding upon consummation of the merger.

Stock Trading History.  Sandler O’Neill reviewed the history of the publicly reported trading prices of Heritage Oaks’ common stock.

For the one-year period and three-year period ended May 22, 2007, Sandler O’Neill compared the relative performance of Heritage Oaks’ common stock with the following:

•	the S&P 500 Index,
•	the S&P Bank Index,
•	the NASDAQ Bank Index, and
•	a Heritage Oaks comparable peer group – a weighted average (by market capitalization) composite of 14 publicly traded regional commercial banks selected by Sandler O’Neill and comparable to Business First (companies included in the Heritage Oaks comparable peer group can be found in the Comparable Company Analysis section below).

During the one-year period ended May 22, 2007, Heritage Oaks generally outperformed its comparable peer group as well as the NASDAQ Bank Index and generally underperformed the S&P 500 Index and S&P Bank Index. The relative performances were as follows:

Heritage Oaks Stock Performance for the One-Year Period Ended May 22, 2007

	Beginning Index Value May 19, 2006	Ending Index Value May 22, 2007
Heritage Oaks	100.00%	105.29%
Heritage Oaks comparable peer group(1)	100.00	88.92
S&P 500 Index	100.00	120.29
S&P Bank Index	100.00	107.06
NASDAQ Bank Index	100.00	102.58

During the three-year period ended May 22, 2007, Heritage Oaks generally outperformed all the indices to which it was compared. The relative performances were as follows:

Heritage Oaks Stock Performance for the Three-Year Period Ended May 22, 2007

	Beginning Index Value May 21, 2004	Ending Index Value May 22, 2007
Heritage Oaks	100.00%	164.39%
Heritage Oaks comparable peer group(1)	100.00	152.79
S&P 500 Index	100.00	139.37
S&P Bank Index	100.00	122.43
NASDAQ Bank Index	100.00	116.92

(1)	Companies included in the Heritage Oaks comparable peer group can be found in the Comparable Company Analysis section below.

Comparable Company Analysis.  Sandler O’Neill used publicly available information to compare selected financial and market trading information for Business First and Heritage Oaks to comparable peer groups selected by Sandler O’Neill.

The selected Business First peer group consisted of the following 18 companies:

1st Pacific Bancorp	Granite Community Bank
California Community Bank	Mission Community Bancorp
Canyon Bancorp	Orange County Business Bank
Central Valley Community Bancorp	Premier Valley Bank
Coast Bancorp	Santa Clara Valley Bank
Commonwealth Business Bank	Santa Lucia Bancorp
Discovery Bancorp	Security Business Bank of San Diego
First Commerce Bancorp	Valley Commerce Bancorp
First Mountain Bancorp	Valley Community Bank

The analysis compared publicly available financial information as of and for the twelve-month period ended March 31, 2007 and market trading information as of May 22, 2007. The table below compares the data for Business First and the median data for the comparable peer group.

Business First Comparable Peer Group Analysis

	Business First	Business First Peer Group Median
Total assets (in millions)	$157	$196
Tangible equity/tangible assets	7.68%	10.05%
LTM return on average assets	0.14%	1.08%
LTM return on average tangible equity	1.6%	10.7%
LTM net interest margin	4.27%	5.20%
LTM efficiency ratio	91.8%	65.6%
Market capitalization (in millions)	NA	$40
Price/Tangible book value per share	NA	177%
Price/LTM earnings per share	NA	17.8x

The selected Heritage Oaks peer group consisted of the following 14 companies:

1st Centennial Bancorp	Community West Bancshares
Alliance Bancshares of California	First Northern Community Bancorp
American River Bankshares	Oak Valley Community Bank
Bank of Commerce Holdings	Plumas Bancorp
Bridge Capital Holdings	Premier Valley Bank
Central Valley Community Bancorp	San Joaquin Bancorp
Community Valley Bancorp	United Security Bancshares

The analysis compared publicly available financial information as of and for the twelve-month period ended March 31, 2007 and market trading information as of May 22, 2007. The table below compares the data for Heritage Oaks and the median data for the comparable peer group.

Heritage Oaks Comparable Peer Group Analysis

	Heritage Oaks	Heritage Oaks Peer Group Median
Total assets (in millions)	$579	$574
Tangible equity/tangible assets	7.90%	7.86%
LTM return on average assets	1.26%	1.25%
LTM return on average tangible equity	16.0%	17.3%
LTM net interest margin	5.85%	5.04%
LTM efficiency ratio	66.4%	62.5%
Market capitalization (in millions)	$115	$106
Price/52 week high	90%	84%
Price/Tangible book value per share	254%	256%
Price/LTM earnings per share	18.1x	16.1x
Dividend yield	2.74%	1.14%

Analysis of Selected Merger Transactions.  Sandler O’Neill reviewed 216 merger transactions announced from January 1, 2005 through May 22, 2007 involving commercial banks in the United States with announced transaction values greater than $10 million but less than $50 million. Sandler O’Neill also reviewed 13 merger transactions announced from January 1, 2005 through May 22, 2007 involving commercial banks in California with announced transaction values greater than $10 million but less than $50 million.

Sandler O’Neill reviewed the following multiples:

•	transaction price at announcement to last twelve months’ earnings per share
•	transaction price at announcement to book value per share
•	transaction price at announcement to tangible book value per share
•	tangible book premium to core deposits at announcement

As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transactions.

Comparable Transaction Multiples

	Business First/ Heritage Oaks	Median Nationwide Group Multiple	Median California Group Multiple
Transaction price/Last twelve months earnings per share	68.7x	22.8x	24.2x
Transaction price/Last twelve months tax adjusted earnings per share	114.5x	22.8x	24.2x
Transaction price/book value per share	167%	215%	209%
Transaction price/tangible book value per share	167%	220%	209%
Tangible book premium/core deposits(1)	9.3%	17.2%	20.8%

(1)	Core deposits exclude time deposits with account balances greater than $100,000.

Net Present Value Analysis.  Sandler O'Neill performed an analysis that estimated the present value of the projected future stream of after-tax net income of Business First through December 31, 2010 under various circumstances, assuming that Business First performed in accordance with the internal financial projections for the years ended December, 31 2007 through December 31, 2010, as prepared by and reviewed with Business First senior management. The analysis assumed that Business First did not pay an annual cash dividend during the years ended December 31, 2007 through 2010. To approximate the terminal value of Business First common stock at December 31, 2010, Sandler O'Neill applied price to earnings multiples ranging from 14x to 19x and multiples of price to tangible book value ranging from 125% to 250%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11% to 17% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Business First common stock. Sandler O’Neill also varied Business First’s forecasted net income using a range of 40% under forecast to 10% over forecast, and used a discount rate of 13.72% for this analysis.

This analysis resulted in the following reference ranges of indicated per share values for Business First common stock:

Terminal Value – Earnings per Share Multiples

Discount Rate	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
11.0%	$12.81	$13.72	$14.64	$15.55	$16.47	$17.38
12.0%	12.38	13.27	14.15	15.04	15.92	16.81
13.0%	11.98	12.83	13.69	14.54	15.40	16.26
14.0%	11.59	12.42	13.24	14.07	14.90	15.73
15.0%	11.22	12.02	12.82	13.62	14.42	15.22
16.0%	10.86	11.63	12.41	13.18	13.96	14.73
17.0%	10.51	11.26	12.02	12.77	13.52	14.27

Terminal Value – Tangible Book Multiples

Discount Rate	125%	150%	175%	200%	225%	250x
11.0%	$10.25	$12.30	$14.35	$16.41	$18.46	$20.51
12.0%	9.91	11.90	13.88	15.86	17.85	19.83
13.0%	9.59	11.51	13.42	15.34	17.26	19.18
14.0%	9.28	11.13	12.99	14.84	16.70	18.55
15.0%	8.98	10.77	12.57	14.37	16.16	17.96
16.0%	8.69	10.43	12.17	13.91	15.64	17.38
17.0%	8.42	10.10	11.78	13.47	15.15	16.83

Terminal Value – Earnings Per Share Multiples

		14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
Under Budget	-40.0%	$7.02	$7.52	$8.02	$8.52	$9.02	$9.52
	-35.0%	7.60	8.15	8.69	9.23	9.77	10.32
	-30.0%	8.19	8.77	9.36	9.94	10.53	11.11
	-25.0%	8.77	9.40	10.03	10.65	11.28	11.90
	-20.0%	9.36	10.03	10.69	11.36	12.03	12.70
	-15.0%	9.94	10.65	11.36	12.07	12.78	13.49
	-10.0%	10.53	11.28	12.03	12.78	13.53	14.29
	-5.0%	11.11	11.90	12.70	13.49	14.29	15.08
Match Budget	0.0%	11.70	12.53	13.37	14.20	15.04	15.87
	5.0%	12.28	13.16	14.04	14.91	15.79	16.67
Exceed Budget	10.0%	12.87	13.78	14.70	15.62	16.54	17.46

Sandler O'Neill also performed an analysis that estimated the present value of the projected future stream of after-tax net income of Heritage Oaks through December 31, 2010 under various circumstances, assuming that Heritage Oaks performed in accordance with internal earnings per share estimates for the years ended December 31, 2007 through December 31, 2010 as provided by and reviewed with Heritage Oaks senior management. The analysis assumed that Heritage Oaks paid an annual cash dividend to its shareholders equivalent to 27.5% of the year’s earnings. To approximate the terminal value of Heritage Oaks common tock at December 31, 2010, Sandler O'Neill applied price to earnings multiples ranging from 14x to 19x and price to tangible book multiples ranging from 200% to 325%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 11% to 17% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Heritage Oaks common stock. Sandler O’Neill also varied Heritage Oaks’ forecasted net income using a range of 25% under forecast to 25% over forecast, and used a discount rate of 13.72% for this analysis.

This analysis resulted in the following reference ranges of indicated per share values for Heritage Oaks common stock:

Terminal Value – Earnings Per Share Multiples

Discount Rate	14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
11.0%	$21.44	$22.88	$24.31	$25.75	$27.18	$28.61
12.0%	20.75	22.14	23.52	24.91	26.30	27.68
13.0%	20.08	21.43	22.77	24.11	25.45	26.79
14.0%	19.45	20.75	22.04	23.34	24.64	25.94
15.0%	18.84	20.09	21.35	22.60	23.86	25.12
16.0%	18.25	19.47	20.68	21.90	23.11	24.33
17.0%	17.69	18.86	20.04	21.22	22.40	23.57

Terminal Value – Tangible Book Multiples

Discount Rate	200%	225%	250%	275x	300x	325x
11.0%	$16.97	$18.91	$20.85	$22.79	$24.74	$26.68
12.0%	16.43	18.30	20.18	22.06	23.94	25.81
13.0%	15.90	17.72	19.54	21.35	23.17	24.98
14.0%	15.40	17.16	18.92	20.67	22.43	24.19
15.0%	14.92	16.62	18.32	20.02	21.72	23.42
16.0%	14.46	16.11	17.75	19.40	21.05	22.69
17.0%	14.02	15.61	17.21	18.80	20.39	21.99

Terminal Value – Earnings Per Share Multiples

		14.0x	15.0x	16.0x	17.0x	18.0x	19.0x
Under Budget	-25.0%	$15.04	$16.02	$17.00	$17.99	$18.97	$19.95
	-20.0%	15.96	17.00	18.05	19.10	20.15	21.20
	-15.0%	16.87	17.99	19.10	20.21	21.33	22.44
	-10.0%	17.79	18.97	20.15	21.33	22.51	23.68
	-5.0%	18.71	19.95	21.20	22.44	23.68	24.93
Match Budget	0.0%	19.62	20.93	22.24	23.55	24.86	26.17
	5.0%	20.54	21.92	23.29	24.67	26.04	27.42
	10.0%	21.46	22.90	24.34	25.78	27.22	28.66
	15.0%	22.37	23.88	25.39	26.89	28.40	29.91
	20.0%	23.29	24.86	26.44	28.01	29.58	31.15
Exceed Budget	25.0%	24.21	25.85	27.48	29.12	30.76	32.40

In connection with its analysis, Sandler O’Neill considered and discussed with the Business First board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis.  Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming:

•	the merger closes December 31, 2007,
•	Business First’s shares are exchanged for aggregate consideration of approximately 845 thousand shares of Heritage Oaks common stock and approximately $5.0 million in cash,
•	unexercised stock options to purchase shares of Business First common stock are converted into options to purchase Heritage Oaks common stock,
•	Business First’s internal financial projections for the years ended December 31, 2007 through December 31, 2010 as provided by and reviewed with Business First senior management,
•	Heritage Oaks’ earnings per share estimates for the years ended December 31, 2007 through December 31, 2010 as provided by and reviewed with Heritage Oaks senior management,
•	certain purchase accounting adjustments (including amortizable identifiable intangibles created in the merger), charges and transaction costs associated with the merger, and
•	synergies are consistent with the estimates of the senior managements of Heritage Oaks.

For each of the years ended December 31, 2008, 2009 and 2010, Sandler O’Neill compared the earnings per share of Heritage Oaks common stock to the earnings per share of the combined company common stock using the foregoing assumptions. The analyses indicated that the merger would be accretive to Heritage Oaks’ projected 2008, 2009 and 2010 earnings per share. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Impact to Heritage Oaks Diluted EPS

Accretion/(Dilution)
2008 Estimated EPS Impact	3.0%
2009 Estimated EPS Impact	3.1%
2010 Estimated EPS Impact	3.5%

Miscellaneous.  Business First has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of approximately $309 thousand, of which $51,636 has been paid and the balance of which is contingent, and payable, upon closing of the merger. The aggregate amount includes the fee paid to Sandler O’Neill for rendering its opinion. Business First has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under the securities laws.

Sandler O’Neill has in the past provided investment banking services to Heritage Oaks. Sandler O’Neill may provide investment banking services to Heritage Oaks, and receive compensation for such services in the future, including during the period prior to the closing of the merger. In the ordinary course of its broker and dealer business, Sandler O’Neill may purchase securities from and sell securities to Business First and Heritage Oaks and their affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Heritage Oaks or its affiliates for its own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

Caution Regarding Projections

The financial projections, as well as the other estimates used by Sandler O’Neill in its analyses, were based on numerous variables and assumptions which are inherently subject to change as a result of various factors, many of which are beyond the control of Sandler O’Neill, Heritage Oaks and Business First and which may have changed since the original preparation of these projections, and will likely become more susceptible to change as more time passes from the date the projections were originally prepared. These projections did not, and do not, take into account any changes in the results of operations, business model, management team, business or capital structure of Heritage Oaks or Business First, or general business conditions affecting the industry as a whole , which may have occurred following the date on which the projections were prepared, or which may result from the merger. Business First shareholders are urged not to rely on these estimates to predict the future results of Heritage Oaks. Please see the section entitled “Risk Factors” in this document and “Part I” and “Item 1A” of Heritage Oaks’ Annual Report on Form 10-K for the year ended December 31, 2006, filed on March 2, 2007, and incorporated herein by reference for important cautionary language regarding the reliance on projections and estimates, and for factors which may cause actual results to differ from such estimates.

Consideration to be paid to Business First Shareholders

Upon completion of the merger, each issued and outstanding share of Business First, other than shares as to which dissenters’ rights are perfected, will be converted into (i) $3.44 in cash and (ii) 0.5758 shares of Heritage Oaks common stock with the cash portion of the consideration subject to downward adjustment as discussed in the next paragraph. Any resulting fractional share will be paid in cash.

The cash portion of the consideration is subject to downward adjustment in the event Business First’s legal, financial advisor, and other advisors’ fees related to the merger exceed $650,000. If such expenses exceed $650,000, the amount of such excess on a per share basis will be deducted from the $3.44 cash portion of the merger consideration at a rate of $0.01 per Business First share of common stock for each $50,000 increment over $650,000.

In addition to the possible adjustment to the cash portion of the merger consideration, Business First has the right to terminate the merger agreement if the (i) trailing 15-day average closing price of Heritage Oaks stock ending on the fifth day prior to the anticipated closing date of the merger is less than $15.22 and (ii) Heritage Oaks’ stock price has underperformed The NASDAQ Bank Index by 15% or more since May 29, 2007. This is subject to Heritage Oaks’ right to avoid such a termination by increasing the per share cash consideration to the extent necessary to cause the total per share consideration received by a Business First shareholder to equal $13.75. See page 45, “THE MERGER — The Merger Agreement.”

For additional information on the historical market prices of Heritage Oaks and Business First common stock please see “SUMMARY — Trading Price and Dividend Information” on page 3.

Payment for Certificates Held by Business First Shareholders

Within three business days after the effective time of the merger, or as soon as practicable thereafter, American Stock Transfer & Trust Company, the exchange agent designated pursuant to the merger agreement will mail to each holder of record of common stock of Business First a letter of transmittal and instructions for use in effecting the surrender of their share certificate(s) in exchange for the cash and shares of Heritage Oaks common stock into which the shares represented by the certificate(s) will have been converted in accordance with the merger agreement. As of the effective time of the merger, Heritage Oaks will deposit or cause to be deposited with the exchange agent (i) an amount of cash sufficient for payment of the cash portion of the merger consideration, and for cash in lieu of any fractional shares of Heritage Oaks common stock, payable to Business First shareholders and (ii) certificates representing shares of Heritage Oaks common stock sufficient for payment of the stock portion of the merger consideration payable to Business First shareholders. SHAREHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE TRANSMITTAL MATERIALS FROM THE EXCHANGE AGENT.

Following the consummation of the merger, and upon the proper surrender by a shareholder to the exchange agent of all necessary transmittal materials and the certificate(s), the holder will be entitled to receive a check for the cash portion of the merger consideration, and any cash in lieu of any fractional shares of Heritage Oaks common stock, to which the holder is entitled, and a certificate(s) representing the shares of Heritage Oaks common stock to which the holder is entitled for the stock portion of the merger consideration, and the certificate(s) for Business First common shares will be canceled. No interest will be paid or will accrue on any cash payment payable to a holder of Business First stock certificate(s). Payment of cash and the issuance of shares of Heritage Oaks common stock may be made to a person other than the person in whose name a surrendered certificate is registered only if the certificate is properly endorsed or accompanied by an appropriate instrument of transfer and otherwise in proper form for transfer together with appropriate documentation demonstrating the payment of all required taxes, if necessary. After the effective time of the merger, there will be no transfer on the stock transfer books of Business First of shares of its common stock.

Until properly surrendered, each outstanding certificate formerly representing shares of Business First common stock will be deemed to evidence solely the right to receive the merger consideration to which the holder is entitled under the merger agreement, without interest, or in the case of shareholders exercising dissenters rights, the fair market value of the shares as of the closing of the merger, as described below in the section entitled “THE MERGER – Dissenter’s Rights of Business First Shareholders”. If any certificate evidencing common stock has been lost, stolen or destroyed, the shareholder must submit to the exchange agent an affidavit of lost, stolen or destroyed certificate and post a bond in an amount Heritage Oaks determines to be reasonably necessary as indemnity against claims that may be made against that certificate. The exchange agent will pay the merger consideration in exchange for the foregoing items.

Any portion of the merger consideration held by the exchange agent for payment to Business First’s shareholders which remains unclaimed for six months after the effective time of the merger will be paid by the exchange agent to Heritage Oaks, after which time any holder of certificate(s) who has not delivered the certificate(s) to the exchange agent will look only to Heritage Oaks for payment of the merger consideration payable for that holder’s shares of common stock, without interest.

Holders of Options to Purchase Business First Common Stock

The holders of options to purchase Business First common stock who do not exercise their options prior to the close of the merger will be granted substitute options for the purchase of Heritage Oaks common stock. The number of substitute stock options granted and the relevant exercise price for such options shall be determined by reference to an exchange ratio that will be based on the total per share consideration received by Business First shareholders in the merger and the average closing price of Heritage Oaks common stock for the 15 trading days ending 5 days before the anticipated closing of the merger.

Shares of Restricted Stock Issued by Business First

As a result of the merger, the vesting restrictions of all shares of restricted common stock issuable by Business First to its employees and/or directors as incentives will lapse and, for purposes of the merger, will be treated as if they had been issued. All such shares shall receive in the merger the same per share merger consideration as any other outstanding share of common stock of Business First.

Regulatory Approvals Required

Bank holding companies, such as Heritage Oaks, and banks, such as Heritage Oaks Bank and Business First, are heavily regulated institutions with numerous federal and state laws and regulations governing their activities. Among these laws and regulations are requirements of prior approval by applicable government regulatory authorities in connection with acquisition and merger transactions such as the merger. In addition, these institutions are subject to ongoing supervision, regulation and periodic examination by various federal and state financial institution regulatory agencies.

Consummation of the merger is subject to various conditions, including, among others, receipt of the prior approvals of the California Department of Financial Institutions and the FDIC.

The merger agreement provides that the obligations of the parties to consummate the merger are conditioned upon all regulatory approvals having been granted by December 31, 2007, without the imposition of conditions which, in the opinion of Heritage Oaks, would materially adversely affect the financial condition or operations of any party or otherwise be materially burdensome.

Applications for regulatory review and approval of the merger and the related transactions have been filed with the California Department of Financial Institutions and with the FDIC. The FDIC recently approved the merger. Heritage Oaks has received from the Board of Governors of the Federal Reserve System confirmation that the merger is exempt from the applicable application provisions of the Bank Holding Company Act. There can be no assurance that the Department of Financial Institutions and the FDIC will approve or take other required action with respect to the merger and the related transactions or as to the date of such approvals or action.

Management after the Merger

The directors and the principal executive officers of Heritage Oaks and Heritage Oaks Bank immediately prior to the effective time of the merger will continue as the directors and the principal executive officers following the merger. Joanne Funari, the President of Business First will become an executive officer of Heritage Oaks Bank after the merger and has entered into a two year employment agreement with Heritage Oaks Bank to serve as President – Santa Barbara Regional Director of Business First, a division of Heritage Oaks Bank. In addition, Michael J. Behrman, M.D., the current chairman of the board of directors of Business First will be added to the boards of directors of Heritage Oaks and Heritage Oaks Bank as of the closing of the merger.

Nasdaq Listing

The shares of Heritage Oaks common stock to be issued in the merger will be listed on the Nasdaq Capital Market. Heritage Oaks common stock trades under the symbol “HEOP.”

Resales of Heritage Oaks Common Stock

The shares of Heritage Oaks common stock to be issued to shareholders of Business First in the merger have been registered under the Securities Act of 1933. Such shares will be freely transferable under such Act, except for shares issued to any person who may be deemed to be an “affiliate” of Business First within the meaning of Rule 145 under the Securities Act of 1933.

Material Federal Income Tax Consequences

In the opinion of Katten Muchin Rosenman LLP, special counsel to Heritage Oaks, the following are the material U.S. federal income tax consequences of the merger for Business First and its shareholders. This discussion relies upon certain representations made by Heritage Oaks, Heritage Oaks Bank and Business First, and is based upon the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, judicial authorities, published positions of the Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this document and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion is limited to United States residents and citizens that hold their Business First shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). This discussion does not address all of the tax consequences that may be relevant to a particular shareholder or to a shareholder that is subject to special treatment under U.S. federal income tax laws. An opinion of legal counsel is not binding on the IRS or the courts, and therefore no assurance can be given that the IRS will not assert, or that a court will not sustain, a position contrary to any of the tax consequences set forth below.

BUSINESS FIRST SHAREHOLDER ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS AS THE TO U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER, AS WELL AS THE EFFECTS OF STATE, LOCAL AND NON-U.S. TAX LAWS.

The merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code. As such a “reorganization,” no gain or loss will be recognized by Business First in the merger, and the material U.S. federal income tax consequences of the merger for Business First shareholders are summarized as follows:

Business First Shareholders Will Receive Both Heritage Oaks Shares and Cash.  Since you will receive both Heritage Oaks shares and cash in exchange for your Business First common stock, you will recognize gain, but not loss, for U.S. federal income tax purposes in an amount equal to the lesser of (1) the amount of cash received by you in merger and (2) an amount equal to the excess, if any, of (a) the sum of the amount of cash plus the fair market value of the Heritage Oaks shares received by you in the merger, over (b) your tax basis in your Business First common stock. (The preceding sentence does not apply to any cash you receive in lieu of fractional Heritage Oaks shares, the tax consequences of which are discussed below under the subheading “Business First Shareholders Who Receive Cash In Lieu of Fractional Heritage Oaks Shares.”) Your recognized gain will be capital gain unless your receipt of cash has the effect of a distribution of a dividend, in which case your gain will be treated as ordinary dividend income to the extent of your ratable share of Business First’s accumulated earnings and profits as calculated for U.S. federal income tax purposes.

For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Business First common stock solely for Heritage Oaks shares and then Heritage Oaks immediately redeemed a portion of the shares for the cash that you actually received in the merger. The IRS has indicated in rulings that any reduction in the interest of a minority stockholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would receive capital gain (as opposed to dividend) treatment. In determining whether your receipt of cash has the effect of a distribution of a dividend, certain constructive ownership rules must be taken into account. Your capital gain will be long-term capital gain if your holding period for your Business First common stock is more than one year. Long-term capital gain and certain dividend income of a non-corporate U.S. shareholder generally qualify for a maximum regular U.S. federal income tax rate of 15 percent.

Your aggregate tax basis in the Heritage Oaks shares received by you in the merger will equal your aggregate tax basis in your Business First common stock, (1) reduced by (a) the portion of your tax basis in your Business First common stock that is allocable to a fractional share of Heritage Oaks common stock for which cash is received and (b) the amount of cash received by you in the merger, and (2) increased by the amount of gain (including any portion of such gain that is treated as a dividend as described above), if any, recognized by you in the merger (other than any gain recognized upon your receipt of cash in lieu of a fractional Heritage Oaks share). Your holding period for the Heritage Oaks shares received by you in the merger will include your holding period for your Business First common stock.

Business First Shareholders Who Receive Cash in Lieu of Fractional Heritage Oaks Shares.  To the extent you receive cash in lieu of fractional shares of Heritage Oaks common stock in the merger, you will recognize capital gain or capital loss for U.S. federal income tax purposes to the extent the amount of such cash received by you in the merger exceeds or is less than the portion of your pre-merger tax basis in your Business First common stock that is allocable to the fractional shares. Your capital gain or loss will be long-term capital gain or loss if you have held your shares of Business First common stock for more than one year at the effective time of the merger.

Backup Withholding and Information Reporting.  Payment of cash to you may, under certain circumstances, be subject to information reporting and backup withholding unless you provide proof of an applicable exemption or furnish your taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. Any amounts withheld from payments to you under the backup withholding rules are not additional tax and will be allowed as a refund or credit against your U.S. federal income tax liability, provided that the required information is provided by you to the IRS.

The foregoing discussion is not intended to be a complete analysis or description of all potential federal income tax consequences of the merger. In addition, the discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

As discussed in more detail elsewhere in this document, Business First has the right to terminate the merger agreement if (i) Heritage Oaks’ stock price declines to $15.22 or lower, and (ii) Heritage Oaks stock price significantly underperforms the Nasdaq Bank Index. If the average closing price of Heritage Oaks stock that leads to an exercise of this termination right by Business First is $9.70 or less, and Heritage Oaks elects to increase the cash portion of the merger consideration the resulting mix of cash and stock consideration may prevent the parties from receiving the required tax opinion concerning the tax effects of the merger. If this were to occur, regardless of Heritage Oaks’ election to increase the cash portion of the merger consideration, there would be a failure of the closing condition for receipt of the favorable tax opinion, which would give rise to the right of either party to terminate the merger agreement.

Accounting Treatment

It is anticipated that the merger will be accounted for as a purchase transaction under generally accepted accounting principles. The unaudited pro-forma financial information contained in this proxy statement-prospectus has been prepared using the purchase method of accounting.

Dissenters’ Rights of Business First Shareholders

Dissenters rights will be available to the Business First shareholders in accordance with Section 214a(b) of Title 12 of the United States Code. The required procedure set forth in Section 214a(b) of the United States Code must be followed exactly or any dissenters' rights may be lost.

The information set forth below is a general summary of dissenters rights as they apply to Business First shareholders and is qualified in its entirety by reference to Section 214a(b) of Title 12 of the United States Code which is attached to this proxy statement-prospectus as Appendix C.

Fair Value of Shares

If the merger is approved, Business First shareholders who dissent from the merger by complying with the procedures set forth in Section 214a(b) of Title 12 of the United States Code will be entitled to receive an amount equal to the fair value of their shares as of October 9, 2007, the date of the special meeting.

Voting Procedure

In order to be entitled to exercise dissenters’ rights, the shares of Business First common stock which are outstanding and are entitled to be voted at the special meeting must be voted “AGAINST” the merger by the holder of such shares, or the holder of such shares must give written notice to Business First at or prior to the special meeting that such shareholder dissents from the merger agreement. Thus, any Business First shareholder who wishes to dissent and executes and returns a proxy in the accompanying form or votes at the special meeting must vote “AGAINST” the merger. If the shareholder does not return a proxy or provide written notice of dissent, or returns a proxy without voting instructions or with instructions to vote “FOR” or “ABSTAIN” with respect to the merger, or votes in person or by proxy at the special meeting “FOR” the merger, his or her shares will be counted as votes in favor of the merger and the shareholder will lose any dissenters rights.

Written Demand

Furthermore, in order to preserve his or her dissenters' rights, a Business First shareholder must make a written demand upon Business First for the purchase of dissenting shares and payment to the shareholder of their fair market value, specifying the number of shares held of record by the shareholder and a statement of what the shareholder claims to be the fair market value of those shares as of October 9, 2007, the date of the special meeting. The demand must be addressed to Heritage Oaks Bank, 545 12th Street, Paso Robles, California 93446; Attention: Gwen Pelfrey, Corporate Secretary, and the demand must be received by Heritage Oaks Bank not later than 30 days after the date of completion of the merger. A vote “AGAINST” the merger does not constitute the written demand.

Surrender of Certificates

Within 30 days after the date of completion of the merger, the dissenting shareholder must surrender to Heritage Oaks Bank, both the written demand and the certificates representing the dissenting shares to be stamped or endorsed with a statement that they are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed. Any shares of Business First common stock that are transferred prior to their submission for endorsement lose their status as dissenting shares.

Valuation of Shares and Payment

The value of the shares of Business First common stock will be determined by a committee of three persons, one to be selected by the majority vote of the dissenting shareholders entitled to received the value of their shares, one by the directors of Heritage Oaks Bank and the third by the two so chosen. The valuation agreed upon by any two of the three appraisers shall be the value used for payment to the dissenters.

Disagreement on Price and Comptroller Determination

If the value decided by the appraisers is not satisfactory to a dissenting shareholder who has requested payment, such shareholder may within five days after being notified of the appraised value of his or her shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares. If within ninety days form the date of completion of the merger, for any reason one or more of the appraisers is not selected as provided above, or the appraisers fail to determine the value of the shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties.

Withdrawal of Demand

A dissenting shareholder may not withdraw his or her dissent or demand for payment unless Business First consents to the withdrawal.

Interests of Certain Persons in the Merger

As a condition of the merger, the Pohlad Group entered into an agreement whereby each member of such group has agreed to:

•	vote his or her shares of Business First stock that he or she owns or controls in favor of approving the principal terms of the merger and any other matter contemplated by the merger agreement;
•	recommend to Business First’s shareholders to vote in favor of the merger agreement;
•	cooperate fully with Heritage Oaks in connection with the merger;
•	not sell or otherwise dispose of any shares of Business First without the prior written consent of Heritage Oaks; and
•	for a period of two years following the closing of merger not seek to actively influence or attempt to control the affairs of Heritage Oaks, without the prior written consent of Heritage Oaks’ board.

Prior to the closing of the merger, this shareholder agreement is terminable by the Pohlad Group if they unanimously determine in good faith, taking into account the written advice of counsel, that complying with the terms of the agreement would not be consistent with the Pohlad Group’s fiduciary duties to the other Business First shareholders. Upon such a termination by the Pohlad Group they must pay to Heritage Oaks a termination fee of $550,000, plus an additional $200,000 if within 12 months of the termination Business First enters into or consummates a competing transaction as defined in the merger agreement. The shareholder agreement also provides that if a termination fee totaling $750,000 is owed to Heritage Oaks under both the merger agreement and the shareholder agreement, Heritage Oaks may only collect from either Business First, the Pohlad Group or both of them a total of $750,000. Collectively, the Pohlad Group beneficially owns approximately 61% of the outstanding shares of Business First.

As a condition to the merger, all but one of the outside directors of Business First entered into an agreement whereby each has agreed that, subject to the exception of pre-existing community bank relationships of three of such directors, for a period of two years from the effective date of the merger he or she shall not:

•	solicit any client to transact business with a competitive enterprise or to reduce or refrain from doing any business with Business First, or, after the merger Heritage Oaks or its affiliates;
•	transact business with any client that would cause the director to be a competitive enterprise in the relevant restricted territory;
•	own more than 5% of, organize, or be connected as an officer, director or employee with a competitive enterprise in the relevant restricted territory;
•	interfere with or damage any relationship between Business First or Heritage Oaks or its affiliates and a client; or
•	solicit anyone who is then an employee of Heritage Oaks or its affiliates (or who was an employee of Business First or Heritage Oaks or its affiliates within the six (6) months preceding such solicitation) to resign from Business First or Heritage Oaks or its affiliates or to apply for or accept employment with any other person.

It is expected that most of the employees of Business First will become employees of Heritage Oaks Bank at the effective time of the merger, and as such will be entitled to participate in all employee benefits and benefit programs of Heritage Oaks on the same basis as similarly situated employees of Heritage Oaks Bank. Heritage Oaks has adopted a severance policy by which all employees of Business First who were not offered employment following the effective time of the merger, will receive certain severance benefits. The severance policy provides in general that any terminated employee will receive two weeks salary for each year of service with Business First, and provides further that the minimum severance any employee will receive regardless of length of service will be two weeks, and that any partial year of service of six months or more will count as a full year of service for purposes of calculating the severance to which such an employee is entitled.

Ms. Joanne Funari, the president of Business First, has entered into an employment agreement with Heritage Oaks Bank which will be effective at the closing of the merger. Such agreement provides for the employment of Ms. Funari by Heritage Oaks Bank for a period of two years from the date the merger closes. Ms. Funari will receive a salary of $155,000 per year, and she will have the title of President — Santa Barbara Regional Director of Business First, a division of Heritage Oaks. Ms. Funari has agreed not to compete with Heritage Oaks and Heritage Oaks Bank for a one-year period beginning at the later of the closing of the merger or the termination of her employment with Heritage Oaks Bank, in certain markets and as to certain matters as well as to not solicit customers and employees of Business First or Heritage Oaks and its affiliates.

Pursuant to the terms of Business First’s stock option plan, all outstanding options for Business First common stock will become fully vested prior to the completion of the merger. Option holders may either exercise their options prior to the close of the merger or choose not to exercise their options, but receive substitute options for Heritage Oaks common stock. For a more detailed discussion, please see the subsection titled “The Merger Agreement — Treatment of Stock Options.” In addition all vesting restrictions on all shares of restricted stock issuable by Business First to its employees and/or directors will lapse as a result of the merger and, for purposes of the merger, will be treated as if they had been issued. All such shares shall receive in the merger the same per share merger consideration as any other outstanding share of common stock of Business First.

The discovery period for Business First's policy of directors and officers liability insurance will be extended for at least 48 months with respect to all matters arising from facts or events which occurred before the effective time of the merger for which Business First would have an obligation to indemnify its directors and officers.

The merger agreement also provides that following the closing of the merger, Heritage Oaks will preserve Business First’s directors’ indemnification rights as provided for in Business First’s articles of association and bylaws. In addition, for a period of 4 years following the closing of the merger Heritage Oaks will indemnify the Business First directors to the maximum extent provided by Heritage Oaks’ articles of incorporation and bylaws for any claims arising out of or pertaining to (i) the fact the director in question was a director of Business First, or (ii) the merger agreement or any of the transactions contemplated thereby.

The Merger Agreement

Structure of the Merger.  Business First will merge with and into Heritage Oaks Bank and will cease to exist. The merger is governed by the merger agreement. Shareholders of Business First will receive shares of common stock of Heritage Oaks and cash in exchange for their shares of Business First.

Effective Time.  The merger will become effective upon the last to occur of the following events: (1) receipt of all necessary regulatory approvals with the expiration of any applicable regulatory waiting periods; and (2) satisfaction of the other conditions precedent set forth in the merger agreement. We currently anticipate that the merger will occur early in the fourth quarter of 2007.

Additional Agreements.  As a condition to the merger, all but one of the directors of Business First has entered into an agreement with Heritage Oaks whereby each has agreed:

•	for a two-year period not to compete with Heritage Oaks or solicit anyone who was a customer or employee of Heritage Oaks, Heritage Oaks Bank or Business First; and
•	to use the confidential information of Business First for the benefit of Business First or Heritage Oaks only.

The directors of Business First have also entered into other agreements restricting their ability to sell shares of Heritage Oaks common stock which they acquire in connection with the merger.

In addition, the Pohlad Group has entered into a shareholder agreement under which they are obligated to vote their Business First shares in favor of the merger, and for a two-year period following the merger to refrain from actively influencing or controlling the affairs of Heritage Oaks. Prior to the closing of the merger the Pohlad Group has the right to terminate the shareholder agreement if they unanimously and in good faith determine, after receipt of written advice of counsel, that to comply with the terms of the shareholder agreement would be inconsistent with their fiduciary duties to the other Business First shareholders. The Pohlad Group beneficially owns, in the aggregate, approximately 61% of the outstanding shares of Business First, and accordingly the shareholder agreement significantly increases the likelihood that the merger will be approved.

Treatment of Stock Options.  At the effective time of the merger, the Business First stock option plan will terminate and Heritage Oaks’ 2005 Equity Based Compensation plan will continue in effect. Prior to the effective time of the merger, all outstanding options to purchase Business First common stock that have not vested under the terms of the related stock option agreements will become fully vested and the holders of all such options will have the right to exercise such options in full. Any options not exercised before the close of the merger will be cancelled and replaced with substitute stock options to purchase Heritage Oaks common stock. The number of shares of Heritage Oaks common stock covered by a substitute stock option, and the exercise price of such option will be determined by use of an exchange ratio that will be equal to the average closing price of Heritage Oaks common stock over the 15 trading days ending 5 days before the closing of the merger divided by the total “per share consideration” as defined in the merger agreement. The “per share consideration” is equal to the sum of (i) the per share cash consideration received by a Business First shareholder and (ii) the product of the per share stock consideration multiplied by the average closing price of Heritage Oaks common stock over the 15 trading days ending 5 days before the closing of the merger.

Conditions to the Merger.  The obligations of Heritage Oaks and Business First to consummate the merger are subject to the satisfaction or waiver on or before the effective time of the merger of, among other things, the following conditions:

•	the merger agreement and the transactions contemplated thereby will have received all requisite approvals of the boards of directors of Heritage Oaks, Heritage Oaks Bank, and Business First, and of the shareholders of Business First;
•	no judgment, decree, injunction, order or proceeding will be outstanding or threatened by any governmental entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the merger substantially in the form contemplated by the merger agreement, unless a favorable opinion is given by legal counsel that such judgment, decree, injunction, order or proceeding is without merit;
•	on or before December 31, 2007, all approvals or consents of all applicable governmental agencies will have been obtained or granted for the merger and all the transactions contemplated by the merger agreement, and the applicable waiting period under all laws will have expired;
•	no rule will have been adopted or proposed by any government agency which would prohibit or substantially restrict the merger or the business carried on by the parties to the merger;
•	Heritage Oaks’ registration statement shall have been declared effective by the Securities and Exchange Commission and shall not be the subject of any stop order or proceedings seeking or threatening a stop order;
•	Heritage Oaks shall have received all state securities permits and other authorizations necessary to issue the Heritage Oaks common stock to consummate the merger;
•	Heritage Oaks and Business First will have received a favorable opinion from Katten Muchin Rosenman LLP as to the federal income tax effects of the merger as described in further detail in the section titled “ — Federal Income Tax Consequences”; and
•	all third party consents necessary to permit the parties to consummate the merger will have been obtained.

The obligations of Business First to consummate the merger are also subject to fulfillment of certain other conditions, including that there will not have occurred, between May 29, 2007 and the effective time of the merger, any materially adverse change in the business, operations, assets, liabilities, personnel, prospects, or condition (financial or otherwise) of Heritage Oaks.

The obligations of Heritage Oaks to consummate the merger are also subject to the fulfillment of certain other conditions, including that there will not have occurred, between May 29, 2007 and the effective time of the merger, any materially adverse change in the business, operations, assets, liabilities, personnel, prospects, or condition (financial or otherwise) of Business First.

Additionally, the consummation of the merger is subject to the performance of covenants, the execution and delivery of certain ancillary documents, the accuracy of representations and warranties and the receipt of various third-party consents, officers’ certificates and other documents.

If these and other conditions are not satisfied or waived, the merger agreement may be terminated. The merger agreement may also be terminated upon the occurrence of certain other events. See the section titled “ — Termination.”

Nonsolicitation.  Under the terms of the merger agreement, Business First has agreed not to solicit, initiate or encourage any competing transaction, as defined below. In addition, it has agreed (unless it determines, with advice of counsel, that its fiduciary duty requires otherwise) not to participate in any negotiations or discussions regarding, or furnish any information with respect to, or otherwise cooperate in any way in connection with, any effort or attempt to effect any competing transaction with or involving any person other than with Heritage Oaks, unless Business First receives a bona fide offer from a person other than the parties to the merger agreement and the Business First board of directors concludes in good faith that such competing transaction is reasonably likely to be consummated and if consummated would result in a transaction more favorable to Business First shareholders from a financial standpoint, and the Business First board determines with written advice of outside counsel that participating in such competing transaction is necessary or advisable and not inconsistent with its fiduciary duties. Business First has agreed to promptly notify Heritage Oaks of the terms of any proposal which it may receive in respect of any competing transaction. The term “competing transaction” means any of the following involving Business First:

•	a merger, consolidation, share exchange or other business combination;
•	a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing 25% or more of Business First’s assets;
•	a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock), representing 25% or more of the voting power of Business First;
•	a tender offer or exchange offer for at least 25% of the outstanding shares of Business First;
•	a solicitation of proxies in opposition to approval of the merger by Business First’s shareholders; or
•	a public announcement of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

Any violation of these agreements by Business First will result in Heritage Oaks having the right to terminate the merger agreement.

Termination Fees.  If the merger agreement is terminated by Business First because Heritage Oaks materially fails to satisfy its obligations or breaches its representations under the merger agreement, Heritage Oaks will be obligated to pay Business First $400,000.

If the merger agreement is terminated by Heritage Oaks because Business First materially fails to satisfy its obligations or breaches its representations under the merger agreement, Business First will be obligated to pay Heritage Oaks $400,000.

In the event that:

•	(i) the board of directors of Business First fails to recommend approval of the merger agreement and the merger to the shareholders of Business First or effects a “change in recommendation” (as defined in the merger agreement), and the merger agreement and the merger are not approved by the shareholders of Business First by the requisite vote at the special meeting, or
•	(ii) a competing transaction (as defined above) is proposed between May 29, 2007 and the time of the special meeting and the shareholders of Business First fail to approve the merger agreement and the merger under circumstances where the board of directors of Business First continuously maintained its favorable recommendation of the merger agreement and the merger, or
•	(iii) the merger agreement is terminated after a competing transaction
•	and then after the occurrence of any of the events described above, either a definitive agreement relating to a competing transaction is executed by Business First, or a competing transaction is consummated, in either case within 12 months after the termination of the merger agreement, then Business First shall promptly pay Heritage Oaks $750,000.

Any termination fee paid by Business First as a result of termination of the merger agreement by Heritage Oaks because Business First materially fails to satisfy its obligations or breaches its representations under the merger agreement will be credited against any $750,000 termination fee which becomes payable by Business First if the merger agreement terminates as a result of any of the events which trigger the obligation of Business First to make any such $750,000 termination fee. In addition, if a termination fee totaling $750,000 is owed to Heritage Oaks under both the merger agreement and the shareholder agreement, Heritage Oaks may only collect from either Business First, the Pohlad Group or both of them a total of $750,000.

Termination.  The merger agreement may be terminated prior to the effective time of the merger:

•	by mutual consent of Heritage Oaks and Business First;
•	by Heritage Oaks or Business First if any material breach of a representation or covenant default by the other party is not cured within 20 business days after notice thereof;
•	by Heritage Oaks or Business First if any governmental or regulatory consent is not obtained by December 31, 2007 or if any governmental or regulatory authority denies or refuses to grant any approval, consent or authorization required to be obtained to consummate the transactions contemplated by the merger agreement unless, within 20 business days after such denial or refusal, both parties agree to resubmit the application to the regulatory authority that has denied or refused to grant the approval, consent or qualification requested;
•	by Business First if any of the conditions to its performance of the merger agreement shall not have been met, or by Heritage Oaks if any of the conditions to its performance of the merger agreement shall not have been met, by December 31, 2007 or such earlier time as it becomes apparent that such conditions shall not be met;
•	by Heritage Oaks, if the shareholders of Business First fail to approve the merger and the merger agreement by the requisite vote at the meeting; or
•	by Business First, if the (i) trailing 15-day average closing price of Heritage Oaks stock ending on the fifth day prior to the anticipated closing date of the merger is less than $15.22 and (ii) Heritage Oaks’ stock price has underperformed The NASDAQ Bank Index by 15% or more since May 29, 2007. This is subject to Heritage Oaks’ right to increase the per share cash consideration to the extent necessary to cause the total per share consideration received by a Business First shareholder to equal $13.75. If the average closing price of Heritage Oaks stock that leads to an exercise of this termination right by Business First is $9.70 or less, and Heritage Oaks elects to increase the cash portion of the merger consideration the resulting mix of cash and stock consideration may prevent the parties from receiving the required tax opinion concerning the tax effects of the merger. If this were to occur, regardless of Heritage Oaks’ election to increase the cash portion of the merger consideration, there would be a failure of the closing condition for receipt of the favorable tax opinion, which would give rise to the right of either party to terminate the merger agreement.

Representations and Warranties.  The merger agreement contains customary mutual representations and warranties by each party relating to, among other things:

•	incorporation, standing and power;
•	capitalization;
•	subsidiaries;
•	financial statements;
•	corporate authority;
•	litigation;
•	compliance with laws and regulations;
•	absence of material changes;
•	Community Reinvestment Act compliance status;
•	regulatory approvals;
•	performance of obligations;
•	licenses and permits;
•	undisclosed liabilities;
•	accounting records;
•	absence of adverse agreements;
•	disclosure made by one party to the other;
•	Bank Secrecy Act compliance status;
•	brokers and finders;
•	allowance for loan losses;
•	environmental matters; and
•	taxes.

In the merger agreement, Business First makes additional representations and warranties relating to:

•	insurance;
•	title to assets;
•	real estate;
•	employees;
•	employee benefit plans;
•	loan portfolio;
•	operating losses;
•	material contracts; and
•	intellectual property.

The representations and warranties of the parties terminate as of the effective time of the merger.

Covenants; Conduct of Business Prior to Effective Time.  The merger agreement provides that, during the period from May 29, 2007 until the effective time of the merger, Business First will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Heritage Oaks, which will not be unreasonably withheld and will in general be presumed to have been given if Heritage Oaks does not object within five business days of receipt of a request for consent from Business First, take any of the following actions, among others:

•	issue any security except pursuant to the exercise of options outstanding as of the date of the merger agreement;
•	declare, issue or pay any dividend or make any other distribution upon, or purchase or redeem any shares of its stock;
•	amend its articles of association or its bylaws;
•	grant any general or uniform increase in the rate of pay of employees or employee benefits except in the ordinary course of business and consistent with past practice;
•	grant any promotions or increases in the pay rate of any employee, incentive compensation or employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice, or for certain retention bonuses provided for in the merger agreement;
•	make any capital expenditure in excess of $25,000;
•	compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Heritage Oaks in writing; file or amend any United States federal, foreign, state or local tax return without Heritage Oaks’ prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;
•	make or commit to make any extension of credit to any officer, director employee or shareholder, except in amounts not exceeding $100,000 per extension of credit, and $200,000 in the aggregate to such person;
•	enter into or consent to any new employment agreement or other benefit arrangement, or amend or modify any employment agreement or other benefit arrangement in effect on the date of the merger agreement;
•	grant any person a power of attorney or similar authority;
•	make any investment by purchase of stock or securities, contributions to capital, property transfers or otherwise in any other company, except for federal funds or obligations of the United States Treasury, or investments made in the ordinary course of business consistent with past or established practice;
•	enter into any material contract or agreement;
•	amend or modify in any material respect, or, except as they may expire in accordance with their own terms, terminate, or materially default in the performance of any obligations under any material contract;
•	sell, encumber or otherwise dispose of any assets or release any claims, except in the ordinary course of business consistent with past practice, subject to certain exceptions;
•	knowingly take or cause to be taken any action which would prevent the merger from qualifying as a reorganization under Section 368a of the Internal Revenue Code;
•	sell any investment security prior to maturity, except in the ordinary course of business;

•	change any of its basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, tax planning, personnel practices or other material aspects of its business, subject to certain exceptions;
•	settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;
•	incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms; or
•	grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same person and all affiliated persons, would exceed $250,000 on an unsecured basis and $500,000 on a secured basis subject to certain exceptions.

The merger agreement further provides that, during the period from May 29, 2007 until the effective time of the merger, Heritage Oaks will conduct its business only in the normal and customary manner and in accordance with sound banking practices and will not, without the prior written consent of Business First, which will not be unreasonably withheld, take any of the following actions, among others:

•	amend its articles of incorporation or bylaws;
•	knowingly take or cause to be taken any action which would prevent the merger from qualifying as a reorganization under Section 368a of the Internal Revenue Code; or
•	enter into or complete any transaction for (i) the acquisition, merger or consolidation of Heritage Oaks where Heritage Oaks is not the surviving entity, (ii) the sale of all or substantially all of the assets of Heritage Oaks, unless such transaction is expressly made subject to the prior consummation of the merger and the other transactions contemplated by the merger agreement.

The merger agreement also provides that each party will (1) use its best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the transactions contemplated by the merger agreement as promptly as practical; and (2) obtain the consent of the other party before it issues any press release or makes any public statement with respect to the merger agreement or the transactions contemplated hereby.

The merger agreement also provides that each party will:

•	duly and timely file all required governmental reports;
•	periodically furnish to the other party certain information, loan reports and updates of information previously provided;
•	promptly notify the other party of certain communications from tax authorities, material litigation and any event which has had or may reasonably be expected to have a materially adverse effect on the party’s financial condition, operations, business or properties;
•	provide access to the other party of certain information; and
•	use its reasonable efforts between the date of the merger agreement and the effective time of the merger to take all actions necessary or desirable, including the filing of any regulatory applications.

Amendment and Waiver.  Subject to applicable law: (1) the merger agreement may be amended at any time by the action of the boards of directors of Heritage Oaks and Business First, whether before or after approval of the merger by the Business First shareholders, pursuant to a writing signed by both parties to the merger agreement; and (2) the parties, by action of their respective boards of directors, may, at any time prior to the effective time, waive compliance with any agreements or conditions for their respective benefit contained in the merger agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

These pro forma combined figures are arithmetical combinations of Heritage Oaks’s and Business First’s separate financial results modified to reflect certain merger-related adjustments. These presentations include an unaudited pro forma balance sheet as of June 30, 2007 prepared under the assumptions that (i) the transaction is accounted for using the purchase method of accounting, (ii) Business First’s shareholders will receive $3.44 in cash and 0.5758 shares of Heritage Oaks common stock in exchange for each share of Business First common stock. Unaudited pro forma combined statements of income are also presented for the six months ended June 30, 2007 and the twelve months ended December 31, 2006. The unaudited pro forma combined balance sheet assumes the merger took place on June 30, 2007. The unaudited pro forma combined statements of income give effect to the merger as if it had occurred as of the beginning of the period. Certain assumptions associated with these statements are shown as footnotes to these pro forma financial statements.

The unaudited pro forma condensed combined financial statements are presented for information purposes only and you should not assume that the combined company would have achieved the pro forma combined results if they had actually been combined on the date or at the beginning of the periods presented. The pro forma combined figures have been calculated using an exchange ratio of 0.5758 shares of Heritage Oaks common stock and $3.44 in cash for each share of Business First common stock, and assuming a Heritage Oaks stock price of $17.89 (the stock price one day prior to announcement), which equates to a blended exchange ratio of 0.7680.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Heritage Oaks expects to incur and, accordingly, do not attempt to predict or suggest future results.

Heritage Oaks currently expects to consummate the merger in the fourth quarter of 2007, subject to the receipt of all required regulatory approvals and approval of stockholders of Business First.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF CONDITION
As of June 30, 2007
(In Thousands)

	Business First	Heritage Oaks	Pro Forma Adjustments		Combined
ASSETS
Cash and due from banks	$11,025	$20,945	$—		$31,970
Federal funds sold	0	43,505	3,205	(1)	46,710
Total cash and cash equivalents	11,025	64,450	3,205		78,680
Interest bearing deposits in other banks	12	318			330
Securities Available for sale	15,007	36,018			51,025
Equity securities with no readily determined fair value	1,142	3,119			4,261
Loans Held For Sale	—	3,329			3,329
Loans, net	124,226	453,899			578,125
Property, premises and equipment, net	1,542	5,057			6,599
Cash surrender value life insurance	—	9,621			9,621
Other assets	1,386	3,563			4,949
Deferred Tax Asset	30	4,656	(193	)(2)	4,493
Core Deposit Intangible	—	971	2,870	(3)	3,841
Goodwill	—	4,864	6,846	(3)	11,710
Investment in Subsidiary	—	—	—		—
Total Assets	$154,370	$589,865	$12,728		$756,963
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand, non-interest bearing	$28,042	$153,485			181,527
Savings, NOW, and money market deposits	63,293	193,720			257,013
Time deposits under $100,000	9,655	97,761			107,416
Time deposits of $100,000 or more	33,214	44,141			77,355
Total deposits	134,204	489,107			623,311
FHLB advances and other borrowings	8,000	30,000			38,000
Securities sold under agreements to repurchase	—	1,358			1,358
Company Obligated Preferred Securities of Subsidiary Trust Holding Floating Rate Junior Subordinated Deferred Interest Debentures	—	8,248	8,248	(1)	16,496
Other liabilities	359	8,631	1,419	(4)	10,409
Total liabilities	142,563	537,344	9,667		689,574
Stockholders' equity
Common stock, no par value;	7,397	30,072	(7,397	)(5)	30,072
Surplus	7,263	0	(7,263	)(5)	—
Additional Paid In Capital	—	520	—		520
Retained earnings (Dec 31, 2006)	(2,464)	18,785	2,464	(5)	18,785
Valuation allowance on securities available for sale	(249)	(167)	—		(416)
Current Year Profit(Loss) (June 30, 2007)	(140)	3,311	140	(5)	3,311
Common Stock issued	—	—	15,117	(6)	15,117
Total stockholders' equity	11,807	52,521	3,061		67,389
Total Liabilities & Stockholders' Equity	$154,370	$589,865	$12,728		$756,963

All Fair Value adjustments will be determined and effected at consummation of the transaction.

(1)	It is assumed that $5.0 million of overnight funds are used for cash consideration and that $8.0 million in Trust Preferred Securities is issued.
(2)	Reflects accounting adjustment for net deferred tax asset created.
(3)	Core Deposit Intangible in the amount of $2.9 million is created utilizing existing purchase accounting guidelines along with approximately $7.0 million in Goodwill. Once finalized, the ultimate purchase price allocation may differ from that assumed above.
(4)	Increase in accrued liability related to one-time merger related expenses.
(5)	Elimination of Business First equity.
(6)	Reflects new stock issued to Business First shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
As of June 30, 2007
(In Thousands Except Share and Per Share Data)

	Business First	Heritage Oaks	Pro Forma Adjustments			Combined
Interest Income
Interest and fees on loans	$4,809	$20,029				$24,838
Interest on Investment securities	379	885				1,264
Other Interest Income	209	211	(130	)(1)		290
Total interest income	5,397	21,125	(130)			26,392
Interest Expense
Interest on savings, NOW and money market deposits	1,133	1,731				2,864
Interest on time deposits in denominations of $100,000 or more	1,022	510				1,532
Interest on time deposits under $100,000	219	2,488				2,707
Other	178	2,105				2,283
Total interest expense	2,552	6,834	0			9,386
Net Interest Income before provision for loan losses	2,845	14,291	(130)			17,006
Provision for loan losses	0	310				310
Net interest income after provision for loan losses	2,845	13,981	(130)			16,696
Non-interest Income
Service charges on deposit accounts	246	1,299				1,545
Investment securities gains (losses), net	0	0				0
Other income	35	1,324				1,359
Total Non-interest Income	281	2,623	0			2,904
Non-interest Expense
Salaries and employee benefits	1,578	6,444	(578	)(2)		7,444
Occupancy/ Equipment expense	447	1,421				1,868
Other expenses	1,241	3,391	(299	)(3)		4,334
Total Noninterest Expenses	3,266	11,256	(877)			13,646
Income (loss) before provision for income taxes	(140)	5,348	747			5,954
Provision for income taxes	0	2,037	197	(4)		2,234
Net Income (loss)	$(140)	3,311	549	(5)		3,720
Earnings (loss) per share:
Basic	$(0.09)	$0.52				$0.51
Fully Diluted	$(0.09)	$0.50				$0.49
Average Shares used in Earnings (loss) Per Share Calculation
Basic	1,473,974	6,408,419	848,714			7,257,133
Diluted	1,473,974	6,684,067	848,714			7,532,781
	Exchange Ratio				0.5758

All Fair Value adjustments will be determined and effected at consummation of the transaction.

(1)	Assumes $5.0 million cash paid to Business First shareholders.
(2)	Assumes merger related savings.
(3)	Assumes 7 year amortization of $2.9 million Core Deposit Intangible and Other Cost Savings and reversal of $267 thousand of acquisition expense to be capitalized upon closing.
(4)	Assumes 41.15% tax on $480 thousand income, net of reversal of acquisition expense.
(5)	Assumes net impact to merger related costs and savings.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF CONDITION
As of December 31, 2006
(In Thousands)

	Business First	Heritage Oaks	Pro Forma Adjustments		Combined
ASSETS
Cash and due from banks	$2,921	$19,164	$—		$22,085
Federal funds sold	—	3,870	(5,043	)(1)	(1,173)
Total cash and cash equivalents	2,921	23,034	(5,043)		20,912
Interest bearing deposits in other banks	—	318			318
Securities Available for sale	16,330	38,445			54,775
Equity securities with no readily determined fair value	1,065	2,350			3,415
Loans Held For Sale	—	1,764			1,764
Loans, net	116,757	439,277			556,034
Property, premises and equipment, net	1,595	14,581			16,176
Cash surrender value life insurance	—	9,435			9,435
Other assets	1,133	4,143			5,276
Deferred Tax Asset	30	2,414	(193	)(2)	2,251
Core Deposit Intangible	—	1,148	2,870	(3)	4,018
Goodwill	—	4,865	7,044	(3)	11,909
Investment in Subsidiary	—	—	—		—
Total Assets	$139,831	$541,774	$4,678		$686,283
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
Demand, non-interest bearing	$27,587	$153,005			180,592
Savings, NOW, and money market deposits	54,017	146,110			200,127
Time deposits under $100,000	5,497	90,776			96,273
Time deposits of $100,000 or more	32,685	30,630			63,315
Total deposits	119,786	420,521			540,307
FHLB advances and other borrowings	7,758	50,000			57,758
Securities sold under agreements to repurchase	—	1,364			1,364
Company Obligated Preferred Securities of Subsidiary Trust Holding Floating Rate Junior Subordinated Deferred Interest Debentures	—	16,496			16,496
Other liabilities	250	3,921	1,686	(4)	5,857
Total liabilities	127,794	492,302	1,686		621,782
Stockholders' equity
Common stock, no par value;	7,330	29,247	(7,330	)(5)	29,247
Surplus	7,259	—	(7,259	)(5)	—
Additional Paid In Capital	—	336	—		336
Retained earnings (accumulated deficit) (Dec 31, 2006)	(2,464)	19,809	2,464	(5)	19,809
Valuation allowance on securities available for sale	(88)	80	—		(8)
Current Year Profit(Loss)	—	—	—	(5)	—
Common Stock issued	—	—	15,117	(6)	15,117
Total stockholders' equity	12,037	49,472	2,992		64,501
Total Liabilities & Stockholders' Equity	$139,831	$541,774	$4,678		$686,283

All Fair Value adjustments will be determined and effected at consummation of the transaction.

(1)	It is assumed that $5.0 million of overnight funds are used for cash consideration.
(2)	Reflects accounting adjustment for net deferred tax asset created.
(3)	Core Deposit Intangible in the amount of $2.9 million is created utilizing existing purchase accounting guidelines along with approximately 7.0 million in Goodwill. Once finalized, the ultimate purchase price allocation may differ from that assumed above.
(4)	Increase in accrued liability related to one-time merger related expenses.
(5)	Elimination of Business First equity.
(6)	Reflects new stock issued to Business First shareholders.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT
As of December 31, 2006
(In Thousands Except Share and Per Share Data)

	Business First	Heritage Oaks	Pro Forma Adjustments			Combined
Interest Income
Interest and fees on loans	$8,004	$33,897				$41,901
Interest on Investment securities	745	1,785				2,530
Other Interest Income	106	690	(260	)(1)		536
Total interest income	8,855	36,372	(260)			44,967
Interest Expense
Interest on savings, NOW and money market deposits	1,994	2,497				4,491
Interest on time deposits in denominations of $100,000 or more	192	626				818
Interest on time deposits under $100,000	1,147	3,845				4,992
Other	177	2,348				2,525
Total interest expense	3,510	9,316	0			12,826
Net Interest Income before provision for loan losses	5,345	27,056	(260)			32,141
Provision for loan losses	195	600				795
Net interest income after provision for loan losses	5,150	26,456	(260)			31,346
Non-interest Income
Service charges on deposit accounts	322	2,427				2,749
Investment securities gains (losses), net	(47)	9				(38)
Other income	166	2,516				2,682
Total Non-interest Income	441	4,952	0			5,393
Non-interest Expense
Salaries and employee benefits	2,936	11,573	(1,156	)(2)		13,353
Occupancy/ Equipment expense	882	2,607				3,489
Other expenses	1,471	6,775	(63	)(3)		8,183
Total Noninterest Expenses	5,289	20,955	(1,219)			25,025
Income before provision for income taxes	302	10,453	959			11,714
Provision for income taxes	2	3,791	395	(5)		4,188
Net Income	$300	6,662	565	(4)		7,527
Earnings per share:
Basic	$0.20	$1.05				$1.05
Fully Diluted	$0.20	$1.01				$1.01
Average Shares used in Earnings Per Share Calculation
Basic	1,473,974	6,333,924	848,714			7,182,638
Diluted	1,473,974	6,595,793	848,714			7,444,507
	Exchange Ratio				0.5758

(1)	Assumes $5.0 million cash paid to Business First shareholders.
(2)	Assumes merger related savings.
(3)	Assumes 7 year amortization of $2.9 million Core Deposit Intangible and Other Cost Savings.
(4)	Assumes net impact to merger related costs and savings.
(5)	Assumes 41.15% tax rate.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
June 30, 2007 and December 31, 2006
(Amounts in Thousands, Except Share and Per Share Amounts)

Note 1 — Basis of Presentation

The merger will be accounted for using the purchase method of accounting.

Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations,” requires the purchase method of accounting for business combinations. SFAS No. 142, “Goodwill and Other Intangible Assets” establishes standards for goodwill acquired in a business combination and sets forth methods to periodically evaluate goodwill for impairment at least annually. The purchase method of accounting for business combinations requires that the assets acquired and liabilities assumed are recorded at their respective estimated fair market values as of the closing date. The excess of the total acquisition cost over the sum of the assigned fair values of the tangible and identifiable intangible assets acquired, less liabilities assumed, should be recorded as goodwill and evaluated for impairment thereafter at least annually. Financial statements of Heritage Oaks issued after the consummation of the merger are required to reflect those values, as well as the results of operations of the combined company beginning after the closing date of the merger. Financial statements of Heritage Oaks issued prior to the consummation of the merger will not be restated to reflect Business First historical financial condition or results of operations.

The unaudited pro forma combined statement of condition as of June 30, 2007 gives effect to the merger as if the merger had occurred at June 30, 2007.

The unaudited pro forma combined statements of income for the six months ended June 30, 2007 and for the year ended December 31, 2006 give effect to the merger as if the merger had occurred on January 1, 2007 and 2006, respectively.

The unaudited pro forma financial data is based on preliminary estimates and various assumptions that Heritage Oaks management and Business First management believe are reasonable in these circumstances. The unaudited pro forma adjustments reflect transaction-related items only and are based on currently available information. Purchase price allocations and related amortization, accretion and depreciation periods will be based on final appraisals, evaluations and estimates of fair values. As a result, actual asset and liability values established and related operating results, including actual amortization and accretion, could differ materially from those reflected in the unaudited pro forma combined financial statements. The unaudited pro forma combined financial statements do not reflect the impact of conforming Business First accounting policies to those of Heritage Oaks, as the impact, if any, has not yet been determined.

Note 2 — Merger Consideration

Under the terms of the merger agreement, Heritage Oaks expects to issue approximately 848,714 shares of common stock and an aggregate $5.0 million in cash for the 1,473,974 outstanding shares of Business First common stock. Assuming an “average closing price” of $17.91 for Heritage Oaks stock, it is contemplated that the transaction will be comprised of 25.0 percent cash and 75.0 percent stock, and will qualify as a tax-deferred reorganization. Based upon an assumed average closing price of $17.91 of Heritage Oaks’s common stock, the total fair value of the merger consideration offered to holders of Business First common stock would be approximately $20.7 million, as set forth in Note 3 below.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
June 30, 2007 and December 31, 2006
(Amounts in Thousands, Except Share and Per Share Amounts)

Note 3 — Purchase Price and Acquisition Costs

Heritage Oaks has estimated the relative fair value of Business First net assets in order to determine a preliminary allocation of the purchase price to the net assets to be acquired. For purposes of the accompanying unaudited pro forma condensed combined financial statements, the excess of the purchase price over the book value of net assets to be acquired has been estimated as follows:

Estimated fair value of approximately 848,714 shares of Heritage Oaks common stock expected to be issued:	75.00%	$15,117
Cash	25.00%	5,043
Value of Business First Stock Options outstanding		568
Total merger consideration		$20,728
Estimated Heritage Oaks acquisition costs:
Merger-related compensation and severance		136
Other Merger Related Expense		70
Professional Services		955
Data Processing Buyout		525
Total acquisition costs		$1,686
Estimated total purchase price(a)		21,846
Less book value of BFNB net assets to be acquired		12,323
Preliminary excess of purchase price over book value of net assets to be acquired		9,523

(a)	Less Value of Business First Stock Options outstanding the Fair Value of which will be determined at the date of closing.

The pro forma purchase price calculation shown above is subject to change between June 30, 2007 and the closing date of the merger as a result of the following items:

•	the actual acquisition costs incurred by Heritage Oaks, and
•	final appraisals, evaluations and estimates of fair value.

The appraisal and purchase price allocation are expected to be finalized within one year after completion of the merger.

Heritage Oaks anticipates, based on preliminary plans and estimates, that approximately $1.7 million in costs will be incurred in connection with the merger and will be included as part of the purchase price of the merger, as set forth above.

In addition to the above transaction costs, Heritage Oaks expects to incur immaterial integration costs. These amounts are not reflected in the pro forma combined statements of operations. Such costs will be included in Heritage Oaks' reported results of operations subsequent to the closing date of the merger.

Pro forma basic earnings per share were calculated using Heritage Oaks' historical shares outstanding for the periods presented and the expected issuance of 848,714 shares of Heritage Oaks common stock.

HERITAGE OAKS COMMON STOCK

General

Heritage Oaks’ articles of incorporation, as amended, authorize it to issue up to 20,000,000 shares of common stock, no par value. There were 6,476,403 shares of common stock issued and outstanding at June 30, 2007. In addition, at June 30, 2007, options to purchase 479,752 shares of Heritage Oaks common stock have been granted (as adjusted), but have not been exercised, pursuant to its previous stock option plan, and its 2005 Equity Based Compensation Plan, and a total of 67,050 restricted shares of Heritage Oaks common stock that remain subject to forfeiture restrictions and that were granted pursuant to its 2005 Equity Based Compensation Plan. There are 572,931 shares (as adjusted) remaining available for future grant pursuant to the 2005 Equity Based Compensation Plan. Heritage Oaks’ shares do not represent or constitute deposit accounts and are not insured by the FDIC.

Common Stock

Dividends.  Heritage Oaks shareholders are entitled to receive such dividends, if any, as may be declared by the board of directors out of funds legally available for such purpose. Heritage Oaks is a legal entity separate and distinct from Heritage Oaks Bank. Because Heritage Oaks is a holding company with no significant assets other than Heritage Oaks Bank, Heritage Oaks will be dependent upon dividends from Heritage Oaks Bank for cash with which to pay dividends. Accordingly, Heritage Oaks’ ability to make dividend payments to shareholders is subject to statutory and regulatory restrictions that apply to Heritage Oaks Bank. A California banking corporation, such as Heritage Oaks Bank, may not pay a dividend which exceeds (a) the retained earnings of the bank, or (b) the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank or by any majority owned subsidiary of the bank to the bank’s shareholders during such three year period. In addition, a bank may request permission from the Commissioner of the California Department of Financial Institutions to make a distribution to its shareholders that does not exceed the greatest of (i) the retained earnings of the bank, (ii) the net income of the bank for its last fiscal year, or (iii) the net income of the bank for its current fiscal year.

Voting Rights.  Each share of common stock is entitled to one vote on all matters presented for a vote. Cumulative voting for the election of directors is available as provided under California law.

Preemptive Rights.  Heritage Oaks’ articles of incorporation provide that holders of shares of common stock shall not have any preemptive right (i.e. the right of first refusal to acquire shares offered by Heritage Oaks) to acquire unissued shares of capital stock of Heritage Oaks.

Other Rights.  Heritage Oaks’ shares of common stock have no liquidation rights or conversion rights, and its articles of incorporation contain no provisions regarding the redemption of the common stock, or any sinking fund provisions.

Assessment.  Shares of Heritage Oaks common stock are not assessable.

Articles of Incorporation and Bylaws

Shareholders’ rights and related matters are governed by Heritage Oaks’ articles of incorporation, bylaws and California law. Heritage Oaks’ articles of incorporation may not be amended without the affirmative vote of at least a majority of the outstanding shares unless a greater amount is required by law. Heritage Oaks’ bylaws may be amended by either the board of directors or by the affirmative vote of a majority of its voting shares.

Board of Directors

Heritage Oaks’ bylaws provide that the number of directors must fall within a range between 7 and 13, the exact number to be fixed by resolution of the board of directors. The board of directors has set the current size of the board at 9 persons. Each director is appointed for a term of one year until his or her successor is appointed and qualified.

Indemnification

Indemnification and Limitation of Liability.  Heritage Oaks’ articles of incorporation and bylaws contain provisions for the indemnification of its officers and directors, the elimination of director liability to the corporation to the fullest extent allowed under California law, and authorize it to pay reasonable expenses incurred by, or to satisfy a fine or judgment against, a current or former director, officer, employee or agent in connection with certain types of legal liability incurred by the individual while acting for Heritage Oaks within the scope of his or her employment, except for acts or omissions that are finally adjudged to be intentional misconduct, fraud, or a knowing violation of law and was material to the cause of action. The indemnification provided for in Heritage Oaks’ articles of incorporation is not exclusive of any other rights to which those indemnified may be entitled under any bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers, directors and controlling persons of Heritage Oaks pursuant to the foregoing provisions, Heritage Oaks has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Defensive Provisions in Articles or Bylaws

Heritage Oaks’ articles of incorporation and bylaws contain certain provisions that deal with matters of corporate governance and certain rights of shareholders that might be deemed to have a potential “anti-takeover” effect. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual Heritage Oaks shareholders may deem to be in their best interest, or in which shareholders may receive a substantial premium for their shares over then current market prices. As a result, Heritage Oaks shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of an incumbent board of directors or management of Heritage Oaks more difficult.

The following description of certain of the provisions of the articles of incorporation and bylaws of Heritage Oaks is necessarily general, and reference should be made in each case to such documents, which are contained as exhibits to Heritage Oaks’ previous filings with the Securities and Exchange Commission. See “Where You Can Find More Information” to learn how to obtain a copy of these documents.

Authorized Shares.  Heritage Oaks’ articles of incorporation authorize the issuance of 20,000,000 shares of common stock. The shares of common stock were authorized to provide Heritage Oaks’ board of directors with as much flexibility as possible to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and the exercise of employee stock options. However, these additional authorized shares may also be used by the board of directors, to the extent consistent with its fiduciary duty, to deter future attempts to gain control of Heritage Oaks. Heritage Oaks’ board has no present plans for the issuance of additional shares, other than the issuance of shares of Heritage Oaks common stock upon exercise of stock options and in the merger.

Purpose and Takeover Defensive Effects of Heritage Oaks’ Articles of Incorporation

The board of directors of Heritage Oaks believes that the provisions described above are prudent and will reduce Heritage Oaks’ vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its board of directors. The board of directors believes these provisions are in the best interest of Heritage Oaks and its shareholders. In the judgment of the board of directors, Heritage Oaks’ board will be in the best position to determine the true value of Heritage Oaks and to negotiate more effectively for terms that will be in the best interest of its shareholders. Accordingly, the board of directors believes that it is in the best interest of Heritage Oaks and its shareholders to encourage potential acquirers to negotiate directly with the board of directors of Heritage Oaks, and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the board of directors that these provisions should not discourage persons from proposing a merger or other transaction at a price reflective of the true value of Heritage Oaks and otherwise in the best interest of all shareholders.

Attempts to acquire control of financial institutions have become increasingly common. Takeover attempts which have not been negotiated with and approved by the board of directors present to shareholders the risks of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the board of directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for Heritage Oaks and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of Heritage Oaks’ assets.

An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it to incur great expense. Although a tender offer or other takeover attempt may be made at a price substantially above the current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control which could result from a tender offer or other takeover attempt could also deprive Heritage Oaks’ remaining shareholders of benefits of certain protective provisions of the Securities Exchange Act of 1934, if the number of beneficial owners became less than the 300, thereby allowing for Exchange Act deregistration.

Despite the belief of Heritage Oaks as to the benefits to shareholders of these provisions of Heritage Oaks’ articles of incorporation, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by Heritage Oaks’ board of directors, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions may also render the removal of Heritage Oaks’ board of directors and management more difficult. The board of directors of Heritage Oaks, however, has concluded that the potential benefits outweigh the possible disadvantages.

COMPARISON OF HERITAGE OAKS COMMON STOCK
AND BUSINESS FIRST COMMON STOCK

As a result of the merger, the holders of Business First common stock will become shareholders of Heritage Oaks, a California corporation. As a holder of Heritage Oaks common stock, you will have similar (but not identical) rights to those that you currently have with your shares of Business First common stock, but there are important differences.

The discussion below is a summary of various rights of shareholders, it is not intended to be a complete statement of all rights. The discussion is qualified in its entirety by reference to the articles of incorporation of Heritage Oaks and the articles of association of Business First as well as the provisions of California and relevant federal law.

Authorized Capital Stock

Business First’s articles of association provide for 5,000,000 authorized shares of common stock with 5.00 par value. At June 30, 2007, there were 1,473,974 shares of such stock outstanding. Business First’s articles of association do not provide for another class of stock.

Heritage Oaks’ articles of incorporation provides for 20,000,000 shares of authorized common stock with no par value of which, at May 29, 2007, there were 6,754,847 shares outstanding.

Issuance of Common Stock

Under Heritage Oaks’ articles of incorporation and Business First’s articles of association, shares of common stock may be issued from time to time by action of their respective boards of directors without shareholder approval. However, the bylaws of Business First require the vote of 85% of the directors then in office to authorize an issuance of stock. Heritage Oaks may issue stock with the approval of a majority of the directors attending a duly called meeting at which a quorum is present, or by a majority of the directors executing a written consent authorizing the issuance of stock.

Liquidation Rights

In the event of liquidation, holders of common stock of Heritage Oaks and Business First are entitled to similar rights to assets distributable to shareholders on a pro rata basis after satisfaction of liabilities.

Redemption Rights

Heritage Oaks is empowered by California law to buy its shares of stock from its shareholders at the mutual accord of the shareholder and the company. United States law requires that Business First receive approval from two-thirds of its shareholders and the Comptroller for such stock repurchase activities.

Preemptive Rights

Neither Heritage Oaks’ articles of incorporation nor Business First’s articles of association provide for preemptive rights.

Voting Rights

Each share of Business First common stock and each share of Heritage Oaks common stock is entitled to one vote per share. Cumulative voting in the election of directors is available to shareholders of both Heritage Oaks and Business First.

Cumulative voting entitles a shareholder to cast as many votes as equals the number of shares the shareholder owns multiplied by the number of directors to be elected. A shareholder may cast all his or her votes for a single candidate or distribute such votes among any or all of the candidates.

Shareholder Action without a Meeting

Business First’s bylaws do not specifically provide for shareholder action without a meeting. However, Business First’s bylaws provided that, except as otherwise provided by the National Bank Act, Business First’s corporate governance procedures will be consistent with California law. California law provides that unless the bylaws of a corporation provide otherwise, any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by a written consent signed by the shareholders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except as to the election of directors, in which case all shareholders must sign such consent.

Heritage Oaks’ bylaws provides that any action required or permitted to be taken by shareholders at an annual or special meeting may be taken by a written consent signed by the shareholders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, except as to the election of directors, in which case all shareholders must sign such consent.

Shareholder Vote on Business Combinations

In general, approval of a business combination (a merger or sale of assets) involving Business First or Heritage Oaks requires the approval of a majority of the board of directors. Approval of a business combination involving Business First requires the favorable vote of not less than two-thirds of the outstanding shares of Business First, while approval of a business combination involving Heritage Oaks requires the favorable vote of not less than a majority of the outstanding shares of Heritage Oaks.

Special Meetings of Shareholders

Business First’s bylaws provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 10% or more of the outstanding voting shares.

Heritage Oaks’ bylaws provide that a special meeting of the shareholders may be called by, among others, a holder or holders of 10% or more of the outstanding voting shares.

Dividends

A national banking association, such as Business First, is subject to dividend restrictions set forth in the National Bank Act and under regulations of the Comptroller. Under such restrictions, Business First may not, without the prior approval of the Comptroller, declare dividends in excess of the sum of the current year’s earnings (as defined) plus the retained earnings (as defined) from the prior two years, provided that Business First’s surplus fund is at least equal to its common capital. If the capital surplus falls below the balance of the common capital account, then further restrictions apply. The bylaws of Business First also require that any dividend must be declared by the affirmative vote of at least 85% of the directors then in office.

Heritage Oaks as a non-banking California corporation is subject to the restrictions under Section 500 of the California General Corporation Law on its ability to pay dividends to shareholders. Generally, a California corporation may not pay dividends unless:

•	the retained earnings of the corporation immediately prior to the distribution exceeds the amount of the distribution;
•	the assets of the corporation exceed 1¼ times its liabilities; or
•	the current assets of the corporation exceed its current liabilities, but if the average pre-tax earnings of the corporation before interest expenses for the two years preceding the distribution was less than the average interest expenses of the corporation for those years, the current assets of the corporation must exceed 1¼ times its current liabilities.

In addition, and as discussed above, because Heritage Oaks is a holding company with no significant assets other than Heritage Oaks Bank, Heritage Oaks will be dependent upon dividends from Heritage Oaks Bank for cash with which to pay dividends. Accordingly, Heritage Oaks’ ability to make dividend payments to shareholders is subject to statutory and regulatory restrictions that apply to Heritage Oaks Bank. A California banking corporation, such as Heritage Oaks Bank, may not pay a dividend which exceeds (a) the retained earnings of the bank, or (b) the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank or by any majority owned subsidiary of the bank to the bank’s shareholders during such three year period. In addition, a bank may request permission from the Commissioner of the California Department of Financial Institutions to make a distribution to its shareholders that does not exceed the greatest of (i) the retained earnings of the bank, (ii) the net income of the bank for its last fiscal year, or (iii) the net income of the bank for its current fiscal year.

Amendment to Charter and Bylaws

In general, Business First’s articles of association and bylaws may be amended by a favorable vote of the majority of the outstanding voting stock. Business First’s bylaws provide that the bylaws may also be amended by a vote of at least 85% of the directors then in office.

Amendments to Heritage Oaks’ articles of incorporation require the approval of a majority vote of Heritage Oaks’ board of directors, or by a majority of the outstanding shares of Heritage Oaks’ voting stock. Heritage Oaks’ bylaws may be amended by a majority vote of the board of directors or the affirmative vote of a majority of the total votes eligible to be voted at a duly constituted meeting of shareholders.

Board of Directors

Business First’s bylaws provide that the number of directors shall not be less than 5 nor more than 25 with the exact number fixed by a resolution of the board or shareholders. The number of directors has been fixed at 11.

Heritage Oaks’ bylaws provide that the number of directors shall be not less than 7 nor more than 13 with the exact number of directors fixed by a resolution of the board. The number of directors has been fixed at 9.

Directors of Business First and Heritage Oaks are elected annually for a one year term.

In general, the removal of a director in a national banking association or the removal of a director of Heritage Oaks requires a vote of a majority of the shareholders at a meeting.

Nomination to the Board of Directors

Business First’s articles of association require shareholders to comply with certain prior notice provisions in connection with the nomination of persons to become directors of Business First. Failure to comply with these provisions may result in the nomination being disregarded.

Heritage Oaks’ bylaws do not contain any similar prior notice provisions.

Dissenters’ Rights

Shareholders of a national banking association which will not survive a merger or consolidation are entitled to dissenters’ rights substantially in the form described in the section titled “THE MERGER — Dissenters’ Rights of Business First Shareholders” pursuant to federal law as set forth in Appendix C.

The dissenters’ rights available to shareholders of Heritage Oaks, a California corporation, are governed by Chapter 13 of the California General Corporation Law.

INFORMATION ABOUT HERITAGE OAKS AND HERITAGE OAKS BANK

Company History

Heritage Oaks is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, with $590 million in assets as of June 30, 2007. Heritage Oaks was organized on March 1, 1994, as a California corporation to serve as a holding company for its subsidiary bank, Heritage Oaks Bank.

As of June 30, 2007, Heritage Oaks had total assets of $590 million, net loans of approximately $454 million, total deposits of approximately $489 million and total stockholders’ equity of approximately $52.5 million.

Heritage Oaks derives its income primarily from interest received on commercial real estate loans, commercial loans and consumer loans and, to a lesser extent, on fees from the sale of single family mortgage loans originated by Heritage Oaks Bank, interest on investment securities, fees received in connection with deposit services as well as loans and other services offered. Heritage Oaks’ major operating expenses are the interest paid by Heritage Oaks Bank on deposits and borrowings, salaries and general operating expenses. Heritage Oaks Bank relies on a foundation of locally generated deposits. It has a relatively low cost of funds due to a high percentage of low cost and non-interest bearing deposits. Heritage Oaks’ operations, like those of other financial institutions operating in Santa Barbara and San Luis Obispo Counties, California, are significantly influenced by economic conditions in those counties, including the strength of the real estate market, and the fiscal and regulatory policies of the federal and state government and the regulatory authorities that govern financial institutions.

As of June 30, 2007, Heritage Oaks Bank had 12 branches located in San Luis Obispo and northern Santa Barbara County, California.

Heritage Oaks’ website address is www.heritageoaksbancorp.com.

Employees

As of June 30, 2007, Heritage Oaks on a consolidated basis had a total of 205 full time equivalent employees.

Additional Information

Additional information concerning Heritage Oaks and its subsidiary is included in the Heritage Oaks documents filed with the SEC, which are incorporated by reference in this document. See “Where You Can Find More Information” beginning on page 88.

INFORMATION ABOUT BUSINESS FIRST

General

For purposes of this section captioned “INFORMATION ABOUT BUSINESS FIRST” references to “we,” “our,” or “us” refer only to Business First.

Business First is a national banking association which commenced operations on January 26, 2001. Business First is locally owned and presently operates two full service banking offices within its primary service area of Santa Barbara County. Both of our banking offices are located in the city of Santa Barbara. Our primary business is servicing the business banking needs of small to mid-sized businesses and professionals within Southern Santa Barbara County. Business First’s marketing strategy emphasizes its welcoming, savvy and responsive attention, local decision-making and its “where and when you want it” convenience. We offer a broad range of services to small and medium-sized businesses, professionals and individuals, with an emphasis on cultivating long-term overall banking relationships and on efficiency and personalized attention.

Business First is chartered under the laws of the United States and is governed by the National Bank Act, and is a member of the Federal Reserve System. The deposits of Business First are insured by the FDIC up to the applicable legal limits. Business First is subject to regulation, supervision and regular examination by the Comptroller. The regulations of the Comptroller, the FDIC and the Board of Governors of the Federal Reserve System govern many aspects of our business and activities, including investments, loans, borrowings, branching, mergers and acquisitions, reporting and numerous other areas. Business First is also subject to applicable provisions of California law to the extent those provisions are not in conflict with or preempted by federal banking law.

At June 30, 2007, Business First had total assets of $154,370,051, total net loans of $124,226,320, total deposits of $134,204,106 and total shareholders’ equity of $11,807,426. Business First competes with approximately 15 other banking and savings institutions in its service area. Our market share of FDIC insured deposits in the service area of Santa Barbara County was approximately 1.19% (based upon the most recent information made available by the FDIC as of June 30, 2006).

Most of our deposits are obtained from commercial businesses, professionals and individuals. As of June 30, 2007 we had a total of 2,312 accounts consisting of demand deposit, NOW and money market accounts with an average balance of approximately $69,249,270; 333 savings accounts with an average balance of approximately $22,086,367; time certificates of $100,000 or more with an average balance of $33,213,956; and other time deposits with an average balance of approximately $9,654,513. Business First obtains deposits through deposit brokers for which we pay a broker’s fee. As of June 30, 2007, we had 13 of such deposits totaling $21,314,105. None of Business First’s deposit customers hold 5% or more of its total deposits with the exception of a local public entity which held approximately 8.3% of Business First’s total deposits and an escrow company which held approximately 6.5% of Business First’s total deposits at June 30, 2007. Both of these depositors have been customers of Business First since 2002. Business First has no concentration of deposits with respect to any industry.

Market Area

Business First has two branches, located at 1035 State Street and 800 North Milpas Street in the city of Santa Barbara, California, but serves clientele across the South Coast of Santa Barbara County using a convenient and efficient banking courier service.

Business First currently focuses its efforts on the nearly 4,000 small to medium size business opportunities within the 93101 to 93103 zip code areas. In addition, Business First targets the personal banking needs of its business clients, their families and their employees. Below is a summary of business demographics in the South Coast area:

•	11,844 South Coast businesses
•	8,568 businesses less than $1MM annual sales (average for region 84%)
•	842 businesses (8%) $1MM – $5MM annual sales

•	239 businesses (2%) $5MM – $249MM annual sales

Source: Market information derived from D&B and UCC.

Business First relies on a foundation of locally generated core deposits and individually structured business financing solutions. Core deposits are defined as deposits held by us on the basis of a direct and ongoing relationship between Business First and the depositor, and not solely on the basis of competitive price considerations. Core deposits include the following types of deposit accounts: noninterest bearing demand deposits, money market, negotiable orders of withdrawal, or NOW, savings accounts and local area certificates of deposits.

Business First does not have direct dealings with any foreign sources and has no known risks in any international business.

Competition

The banking business in California generally, and in the Santa Barbara County market area specifically, is highly competitive with respect to both loans and deposits and is dominated by major and local banks with many offices operating over the area. In our primary service area, Southern Santa Barbara County, Santa Barbara Bank & Trust, and Wells Fargo are strong competitors in the commercial banking market. Business First competes for deposits and loans principally with other commercial banks, as well as with non-bank financial institutions, including savings and loan associations and credit unions. Further, other institutions, such as brokerage firms and credit card companies, offer alternative investment vehicles such as money market funds, and offer traditional banking services such as check-writing, access to money market funds and cash advances on credit card accounts.

Among the advantages certain of these institutions have over us are their ability to finance wide-ranging and effective advertising campaigns, to access international money markets and to allocate their investment resources to regions of highest yield and demand. Major banks operating in our service area offer certain services (such as international services) which are not offered directly by Business First. By virtue of their greater total capitalization, such banks also have substantially higher lending limits than those of Business First.

To compete with major financial institutions in its market area, Business First relies upon personalized services, local promotional activity, and personal contacts by its officers, directors and staff. We believe that the high quality of customer service, attention, availability of decision makers along with prompt responses to lending requests is a major contributing factor to our successes in the area. For those customers whose loan demands exceed our lending limits, we seek to arrange for such loans on a participation basis with other banks. We also assist customers requiring services not offered by us to obtain such services from our correspondent banks.

Business First does not have a dependency upon a single customer or industry whose loss of business would have a material adverse effect on our business or results of operations. Although we seek to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate-associated businesses are among the principal industries in our market area. As a result, our loan and collateral portfolios are, to some degree, concentrated in those industries. Accordingly, some of our commercial, real estate and construction borrowers could be adversely affected by a recession and deterioration of the local real estate market which, in turn, could have an adverse effect on our business and results of operations.

Premises

Business First’s headquarters office is located at 800 N. Milpas Street, Santa Barbara, California in leased premises. The lease term is for five years and expires on April 30, 2008, and provides us with options to extend the lease term for two additional five-year periods. The premises consist of approximately 5,253 square feet on the first and second floors and the current monthly rent is $11,870.

Business First’s branch office is located at 1035 State Street, Santa Barbara, California in leased premises. The lease term is for seven years and expires on August 1, 2011, and provides us with options to extend the lease term for three additional five-year periods. The premises consist of approximately 9,095 square feet on the first floor and basement, as well as 23 parking spaces, and the current monthly rent is $29,511.

Lending

Business First offers a broad range of real estate, commercial, construction and personal loans to businesses and individuals within its market area. Loan products also include commercial standby letters of credit, accounts receivable and inventory financing, automobile, home improvement and office equipment loans, leasehold improvement and installment loans as well as overdraft protection lines of credit. Additional information regarding the various areas of our lending operations are discussed below.

Real Estate Loans.  Real estate loans make up the largest component of our loan portfolio, representing 65.7% of total loans at June 30, 2007. Real estate lending includes home equity lines and loans, commercial mortgage loans and land development loans. Home equity lines and loans are secured by second mortgages on single-family residences located within our primary market area. Commercial mortgages are secured by first mortgages on commercial properties which are typically owner occupied in our primary market area. Land development loans are secured by the property and do not exceed 75% loan to value.

Commercial Loans.  Commercial loans represent the next largest component of our loan portfolio, representing 28.2% of total loans at June 30, 2007. Commercial lending activity is directed principally toward businesses whose demand for funds falls within our legal lending limit. These businesses include small- to medium-sized retail businesses, manufacturing, wholesalers, services companies and professionals. These loans include term loans with fixed and variable interest rates and lines of credit with variable rates secured by equipment, inventory, and accounts receivable.

Construction Loans.  Construction loans are primarily made to experienced local developers with whom we have significant lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs and contingency funds are appropriate and adequate. Our underwriting guidelines generally require our construction loans to have loan-to-value ratios of no more than 75% and we seek to obtain personal guarantees from our borrowers when possible.

Consumer Loans.  Consumer loans are made on a secured or unsecured basis and are oriented primarily to the requirements of our clients, with an emphasis on loans for automobiles, home improvements, debt consolidation, and other personal needs.

Deposit and Other Banking Services

Business First provides a full line of business financial products with specialized services such as free courier service, appointment banking, remote deposit capture and internet banking. We offer personal and business checking and savings accounts, including individual interest-bearing NOW, money market accounts and/or accounts combining checking and savings accounts with automatic transfer capabilities, IRA accounts, time certificates of deposit and direct deposit of social security, pension and payroll checks. Our transaction accounts and time deposits are tailored to our primary market area at rates competitive to those offered in the area. Business First’s deposit accounts are insured by the FDIC up to the maximum amount allowed by law (generally $100,000 per depositor, subject to aggregation rules). In order to increase our deposit gathering abilities, we also participate in the Certificate of Deposit Account Registry Service® (CDARS®), which allows depositors to have full FDIC insurance on deposits of up to $30 million.

In addition, Business First sells travelers checks and cashiers checks, offers automated teller machine (ATM) services tied in with major statewide and national networks and offers other customary commercial banking services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Set forth below is a discussion of the significant operating changes, business trends, financial condition, earnings, capital position, and liquidity that have occurred in the six months ended June 30, 2007 and the years ended December 31, 2006 and 2005, together with an assessment, when considered appropriate, of external factors that may affect Business First in the future. This discussion should be read in conjunction with the financial statements and notes included herein.

Earnings Summary

Net loss for the six months ended June 30, 2007 was $140,000, or $0.09 basic and diluted net loss per share, compared to net income of $94,000, or $0.06 basic and diluted net income per share, for the same period in 2006. This period to period decrease in earnings of $234,000 was due to an increase in noninterest expense, comprised primarily of expenses of $267,000 related to the merger and partially offset by a $277,000 increase in net interest income after provision for loan losses and a $49,000 increase in noninterest income.

For the year ended December 31, 2006, Business First reported net income of $300,000, or $0.20 basic and diluted net income per share, as compared to a net loss of $418,000, or $0.29 basic and diluted net loss per share, in 2005. This year over year increase in earnings of $718,000 was due primarily to a $527,000 reduction in noninterest expense and a $284,000 increase in net interest income after provision for loan losses, partially offset by a $192,000 decrease in noninterest income.

Balance Sheet Summary

Business First has experienced consistent growth in assets and deposits over its operating history. As of June 30, 2007, total assets were $154.4 million; a $32.1 million or 26.3% increase from total assets of $122.3 million at June 30, 2006 and a $14.6 million or 10.4% increase from total assets of $139.8 million at December 31, 2006. The majority of this growth was funded by deposits, which increased 14.0% from $105.1 million at June 30, 2006 to $119.8 million at December 31, 2006 and 12.0% to $134.2 million at June 30, 2007. The increase in funding was invested primarily in loans, which increased 19.3% from $99.0 million at June 30, 2006 to $118.1 million at December 31, 2006 and an additional 6.4% to $125.6 million at June 30, 2007. Shareholders’ equity increased 4.3% from $11.5 million at June 30, 2006 to $12.0 million at December 31, 2006 and decreased 1.9% to 11.8 million at June 30, 2007. The $230,000 decrease in shareholders equity during the first half of 2007 was due primarily to a net loss for the period coupled with unrealized losses in available-for-sale securities.

Total assets at December 31, 2006 were $139.8 million, an increase of $18.9 million or 15.7% from the $120.9 million reported at December 31, 2005. Growth in total deposits accounted for the majority of this increase, with total deposits increasing $12.0 million, or 11.1%, from $107.8 million at December 31, 2005 to $119.8 million at December 31, 2006. Total loans, net of deferred costs, increased $24.2 million, or 25.8%, from $93.9 million at December 31, 2005 to $118.1 million at December 31, 2006. Shareholders’ equity increased 7.1% from $11.2 million at December 31, 2005 to $12.0 million at December 31, 2006, primarily due to the positive net income for the year coupled with the proceeds of the exercise of stock options.

The following table sets forth several key operating ratios:

	Six Months Ended June 30,				Year Ended December 31,
	2007		2006		2006	2005	2004
Return on Average Assets	(0.18	)%(1)	0.15	%(1)	0.24%	(0.35)%	0.71%
Return on Average Equity	(2.31	)%(1)	1.63	%(1)	2.57%	(3.59)%	5.90%
Average Shareholders’ Equity to Average Total Assets	7.92%		9.27%		9.22%	9.71%	12.04%

(1)	These ratios have been annualized

Distribution Of Assets, Liabilities, And Shareholders' Equity

The following tables present, for the periods indicated, the distribution of average assets, liabilities and shareholders' equity, as well as the total dollar amounts of interest income and the resultant yields, and the dollar amounts of interest expense and resultant rates. There were no nonaccrual loans for the periods presented and loan fees, which were not material, are included in interest earned on loans.

	For the Six Months Ended June 30,
	2007			2006
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid(1)	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid(1)
	(Dollars In Thousands)
ASSETS
Interest-Earning Assets:
Investment Securities(2)	$15,892	$381	4.79%	$17,883	$376	4.21%
Certificates of Deposit	—	—	0.00%	254	7	5.51%
Federal Funds Sold	6,554	170	5.19%	664	15	4.52%
Bank Stocks	1,107	37	6.68%	977	25	5.12%
Loans	122,789	4,779	7.78%	98,862	3,776	7.64%
Total Interest-Earning Assets	146,342	5,367	7.33%	118,640	4,199	7.08%
Cash and Due From Banks	4,158			3,834
Premises and Equipment	1,596			1,757
Accrued Interest and Other Assets	1,291			1,174
Allowance for Loan Losses	(1,382)			(1,227)
Total Assets	$152,005			$124,178
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-Bearing Liabilities:
Money Market, Savings and NOW	$55,813	1,133	4.06%	$55,965	959	3.43%
Time Deposits under $100,000	8,637	219	5.07%	4,748	81	3.41%
Time Deposits of $100,000 or More	38,856	1,022	5.26%	23,978	470	3.92%
Other Borrowings	7,045	178	5.05%	2,558	61	4.77%
Total Interest-Bearing Liabilities	110,351	2,552	4.63%	87,249	1,571	3.60%
Non interest-Bearing Liabilities:
Demand Deposits	29,307			24,997
Other Liabilities	310			423
Shareholders’ Equity	12,037			11,509
Total Liabilities and Shareholders’ Equity	$152,005			$124,178
Net Interest Income		$2,815			$2,628
Net Yield on Interest-Earning
Assets (Net Interest Margin)			3.85%			4.43%

(1)	Rates and yields have been annualized.
(2)	Business First has not held any material amount of tax exempt securities during the periods presented and consequently the interest earned and the yields are not presented on a tax equivalent basis.

	For the Year Ended December 31,
	2006			2005			2005
	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid	Average Balance	Interest Earned or Paid	Average Yield or Rate Paid
	(Dollars In Thousands)
ASSETS
Interest-Earning Assets:
Investment Securities(1)	$17,292	$745	4.31%	$17,417	$627	3.60%	$11,282	$363	3.22%
Certificates of Deposit	126	7	5.56%	2,173	67	3.08%	354	5	1.41%
Federal Funds Sold	891	44	4.94%	4,580	147	3.21%	6,132	66	1.08%
Bank Stocks	1,020	55	5.39%	936	47	5.02%	646	21	3.25%
Loans	102,006	8,004	7.85%	89,310	6,573	7.36%	73,251	4,636	6.33%
Total Interest-Earning Assets	121,335	8,855	7.30%	114,416	7,461	6.52%	91,665	5,091	5.55%
Cash and Due from Banks	3,735			3,806			2,281
Premises and Equipment	1,731			1,591			531
Accrued Interest and Other Assets	1,248			1,454			1,117
Allowance for Loan Losses	(1,261)			(1,101)			(855)
Total Assets	$126,788			$120,166			$94,739
LIABILITIES AND SHAREHOLDERS’ EQUITY
Interest-Bearing Liabilities:
Money Market, Savings and NOW	$53,902	1,994	3.70%	$53,029	1,376	2.59%	$31,076	536	1.72%
Time Deposits under $100,000	4,625	192	4.15%	7,412	205	2.77%	11,727	271	2.31%
Time Deposits of $100,000 or More	25,690	1,147	4.46%	24,364	795	3.26%	16,893	461	2.73%
Other Borrowings	3,376	177	5.24%	1,180	37	3.14%	1,042	20	1.92%
Total Interest-Bearing Liabilities	87,593	3,510	4.01%	85,985	2,413	2.81%	60,738	1,288	2.12%
Non interest-Bearing Liabilities:
Demand Deposits	27,090			21,897			22,266
Other Liabilities	418			619			326
Shareholders' Equity	11,687			11,665			11,409
Total Liabilities and Shareholders' Equity	$126,788			$120,166			$94,739
Net Interest Income		$5,345			$5,048			$3,803
Net Yield on Interest-Earning Assets (Net Interest Margin)			4.41%			4.41%			4.15%

(1)	Business First has not held any material amount of tax exempt securities during the periods presented and consequently the interest earned and the yields are not presented on a tax equivalent basis.

Earnings Analysis

Net Interest Income

The most significant component of Business First’s earnings is net interest income, which represents the difference between the interest income we earn on our interest earning assets, such as loans and investment securities, and the interest expense we pay on interest bearing liabilities, such as deposits and borrowed funds.

Business First’s net interest income is affected by changes in the amount and mix of our interest-earning assets and interest-bearing liabilities, referred to as a volume change. It is also affected by changes in the yields earned on interest-earning assets and rates paid on interest-bearing deposits and other borrowed funds, referred to as a rate change.

The following table sets forth changes in interest income and interest expense for each major category of interest-earning asset and interest-bearing liability, and the amount of change attributable to volume and rate changes for the periods and years indicated. Changes not solely attributable to rate or volume have been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the changes in each.

	Six Months Ended June 30, 2007 versus Six Months Ended June 30, 2006
	Increase (Decrease) Due To Change in
	Volume	Rate	Total
	(In Thousands)
Interest-Earning Assets:
Investment Securities	$(364)	$369	$5
Certificates of Deposit	(56)	49	(7)
Federal Funds Sold	68	87	155
FHLB/FRB Stock	1	11	12
Loans	63	940	1,003
Total Interest Income	(288)	1,456	1,168
Interest-Bearing Liabilities:
Money Market, Savings and NOW	0	174	174
Time Deposits under $100,000	62	76	138
Time Deposits of $100,000 or More	211	341	552
Other Borrowings	23	94	117
Total Interest Expense	296	685	981
Net Interest Income	$(584)	$771	$187

	Year Ended December 31, 2006 versus Year Ended December 31, 2005
	Increase (Decrease) Due To Change in
	Volume	Rate	Total
	(In Thousands)
Interest-Earning Assets:
Investment Securities	$(4)	$122	$118
Certificates of Deposit	(116)	56	(60)
Federal Funds Sold	(192)	89	(103)
FHLB/FRB Stock	4	4	8
Loans	975	456	1,431
Total Interest Income	667	727	1,394
Interest-Bearing Liabilities:
Money Market, Savings and NOW	23	595	618
Time Deposits under $100,000	(306)	293	(13)
Time Deposits of $100,000 or More	45	307	352
Other Borrowings	92	48	140
Total Interest Expense	(146)	1,243	1,097
Net Interest Income	$813	$(516)	$297

	Year Ended December 31, 2005 versus Year Ended December 31, 2004
	Increase (Decrease) Due To Change in
	Volume	Rate	Total
	(In Thousands)
Interest-Earning Assets:
Investment Securities	$215	$49	$264
Certificates of Deposit	38	24	62
Federal Funds Sold	(10)	91	81
FHLB/FRB Stock	11	15	26
Loans	19	1,918	1,937
Total Interest Income	273	2,097	2,370
Interest-Bearing Liabilities:
Money Market, Savings and NOW	465	375	840
Time Deposits under $100,000	(129)	63	(66)
Time Deposits of $100,000 or More	228	106	334
Other Borrowings	3	14	17
Total Interest Expense	567	558	1,125
Net Interest Income	$(293)	$1,538	$1,245

Comparison of Net Interest Income for the Six Months Ended June 30, 2007 and 2006

Net interest income for the six months ended June 30, 2007 was $2.8 million, an increase of $187,000, or 7.2%, compared to the $2.6 million reported in the same six-month period of 2006. This increase was due primarily to the increases in interest rates, offset partially by decreases in interest-earning assets and increases in interest-bearing liabilities. Average interest-earning assets increased from $118.6 million in the first six months of 2006 to $146.3 million for the same period of 2007, an increase of $27.7 million, or 23.4%. In the first six months of 2007, the net interest margin declined 58 basis points to 3.85% compared to 4.43% in the first half of 2006.

Interest income for the six months ended June 30, 2007 was $5.4 million, a $1.2 million or 27.8% increase over the $4.2 million recorded in the same six-month period of 2006. The increase in interest income was primarily due to the increasing interest rate environment, which offset the decrease in interest-earning assets, as well as an increase in volume in loans and federal funds sold. The average yield on interest-earning assets, increased 25 basis points in 2007 to 7.33% from 7.08% in 2006. These yield increases were primarily due to the increases in the prime rate in late 2006 combined with a change in the overall mix of our average interest-earning assets. Business First’s loans, our highest yielding assets, as a percentage of total average interest-earning assets, increased from 83.3% in the six months ended June 30, 2006 to 83.9% in the same period of 2007.

Interest expense also increased in the first six months of 2007 from $1.6 million in the first half of 2006 to $2.6 million. The increase in interest expense was due to increases in the amount of our total interest-bearing liabilities coupled with the effects of the increasing interest rate environment. The average rates we paid on interest-bearing liabilities increased 103 basis points in the 2007 period to 4.63% from 3.60% in the comparable period in 2006. Average interest-bearing liabilities increased $23.1 million or 26.5% from $87.2 million in 2006 to $110.4 million in 2007.

Comparison of Net Interest Income for the Fiscal Years ended December 31, 2006, 2005 and 2004

Net interest income for 2006 was $5.3 million, an increase of $297,000, or 5.9%, compared to the $5.0 million reported in 2005. This increase was due to the combination of an increase in Business First’s earning rates and an increase in interest-earning assets. Business First’s net interest margin did not increase from 2006 to 2007. Average interest-earning assets increased by $6.9 million, or 6.1%, from $114.4 million in 2005 to $121.3 million in 2006. Net interest income for 2005 increased $1.2 million, or 32.7%, compared to the $3.8 million reported in 2004. Average interest-earning assets increased by $22.8 million from $91.7 million in 2004. This increase was due to the combination of an increase in our net interest margin, which increased 26 basis points from 4.15% in 2004 to 4.41% in 2005, and an increase in our average interest-earning assets.

Interest income for 2006 was $8.9 million, an increase of $1.4 million or 18.7%, compared to the $7.5 million reported in 2005. The increase in interest income was from the combination of volume increases in interest-earning assets discussed above and the increasing interest rate environment. The average yield on interest-earning assets increased 78 basis points in 2006 to 7.30% from 6.52% in 2005. Interest income for 2005 increased $2.4 million or 46.6% compared to the $5.1 million reported in 2004. The increase in interest income was from the combination of volume increases in interest-earning assets discussed above and the increasing interest rate environment. The average yield on interest-earning assets increased 97 basis points in 2005 from 5.55% in 2004.

Interest expense increased 45.5% from $2.4 million in 2005 to $3.5 million in 2006. The increase was due to higher rates paid on interest-bearing deposits and growth in the overall portfolio with the exception of time deposits under $100,000, whose volume decreased significantly. This decrease in volume was offset nearly entirely by the increase in rates. Average interest-bearing liabilities increased $1.6 million or 1.9% from $86.0 million in 2005 to $87.6 million in 2006. The interest paid on these liabilities increased 120 basis points from 2.81% in 2005 to 4.01% in 2006. Interest expense increased 87.3% in 2005 from $1.3 million in 2004. The increase was due to increased rates from 2004 to 2005 as well as the overall increase in volume, despite a decrease in the volume of time deposits under $100,000. Average interest-bearing liabilities increased $25.3 million or 41.3% from $60.7 million 2004. The interest paid on these liabilities increased 69 basis points from 2.12% in 2004.

Noninterest Income

Noninterest income consists primarily of service charges on deposit accounts, merchant account discounts, and referral fees. For the first six months of 2007, noninterest income was $311,000 compared to $262,000 for the same period in 2006. This increase of $49,000 or 18.7% was comprised primarily of increased fees related to mortgage loan referrals.

For the year ended December 31, 2006, noninterest income was $441,000, a decrease of $92,000, or 17.3%, when compared to the $533,000 reported in 2005. This decrease was comprised primarily of reduced fees related to merchant account discounts that decreased $78,000, compared to the same period in 2005. In addition, a loss on sale of investment securities in the amount of $47,000 was realized in 2006 compared to a gain of $29,000 realized in 2005. Noninterest income decreased $648,000 or 54.5%, in 2005 from $1.2 million in 2004. The substantial decrease during 2005 was due to reduced operations of Business First’s subsidiary, E-Commerce Financial Services, which accounted for $247,000 of the decrease in total noninterest income. In addition, merchant account discount income decreased $243,000, and service charges decreased $111,000.

Noninterest Expense

Noninterest expense reflects Business First’s costs of products and services related to systems, facilities and personnel. The major components of noninterest expense stated as a percentage of average assets for the six months ended June 30, 2007 and 2006 are as follows:

	Six Months Ended June 30,
	Amount		Percentage
	2007	2006	2007	2006
	(Dollars in Thousands)
Salaries and Employee Benefits	$1,578	$1,513	2.08%	2.44%
Occupancy & Equipment Expenses	446	433	0.59%	0.70%
Other Expenses	1,241	760	1.63%	1.22%
	$3,265	$2,706	4.30%	4.36%

During the first six months of 2007, total noninterest expense increased to $3.3 million compared to $2.7 million in the same period of 2006, an increase of $559,000 or 20.7%. The majority of this increase relates to merger related expenses of $267,000 as well as additional staffing and operating costs, such as data processing fees and marketing expenses related to the increase in average assets. Average assets were $152.0 million for the first six months of 2007 compared to $124.2 million in the same period of 2006. As a percentage of average assets, Business First’s noninterest expenses actually decreased 6 basis points, most of which was centered in salaries, occupancy, and data processing expenses as we improved our operating efficiency in this area.

The major components of noninterest expense stated as a percentage of average assets for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31,
	Amount
	2006	2005	2004
	(Dollars in Thousands)
Salaries and Employee Benefits	$2,936	$3,218	$1,989
Occupancy and Equipment Expenses	882	853	444
Other Expenses	1,472	1,745	1,610
	$5,290	$5,816	$4,043

	Percentage
	2006	2005	2004
Salaries and Employee Benefits	2.32%	2.68%	2.10%
Occupancy and Equipment Expenses	0.70%	0.71%	0.47%
Other Expenses	1.16%	1.45%	1.70%
	4.17%	4.84%	4.27%

During the year ended December 31, 2006, total noninterest expense decreased to $5.3 million compared to $5.8 million in 2005, a decrease of $526,000 or 6.2%. The majority of this decrease relates to nonrecurring expenses in 2005. These expenses were associated with leasehold improvements to the new branch, and executive management separation costs. Average assets were $126.8 million in 2006 compared to $120.2 million in 2005. As a percentage of average assets, Business First’s noninterest expense declined 67 basis points as we strived to improve our overall operating efficiency. During the year ended December 31, 2005, total noninterest expense increased $1.8 million from $4.0 million in 2004, or 43.9%. The increase was primarily related to increased salary expenses from the above-mentioned executive management separation costs as well as occupancy and office expenses due to operating growth. Average assets grew $25.5 million from $94.7 million in 2004. As a percentage of average assets, Business First’s noninterest expense increased 57 basis points, which was primarily concentrated in salaries and benefits.

Income Taxes

Business First’s effective income tax rate was 0.0% for the six months ended June 30, 2007, 0.5% for the year ended December 31, 2006, 0.4% for the year ended December 31, 2005, and 0.2% for the year ended December 31, 2004. As of December 31, 2006, Business First had $955,000 of valuation allowance against its net deferred tax assets. This remaining valuation allowance was not fully utilized in 2006 due to the volatility and unseasoned nature of earnings over the past five fiscal years as well as uncertainty as to whether Business First would report sufficient earnings in 2007 to support the recognition of its deferred tax assets.

Balance Sheet Analysis

Investment Portfolio

All of Business First’s investment securities are classified as available-for-sale. The following table summarizes the amounts and distribution of Business First’s investment securities held as of the dates indicated, and the weighted average yields as of June 30, 2007:

	June 30,			December 31,
	2007			2006		2005
	Amortized Cost	Market Value	Weighted Average Yield	Amortized Cost	Market Value	Amortized Cost	Market Value
	(Dollars in Thousands)
Available-for-Sale Securities
U.S. Government Agencies
Within One Year	$1,000	$993	3.71%	$500	$496	$500	$492
One to Five Years	3,000	2,948	4.21%	4,500	4,446	9,504	9,352
Five to Ten Years	—	—		—	—	—	—
	4,000	3,941	4.08%	5,000	4,942	10,004	9,844
Mortgage-Backed Securities	11,257	11,067	5.04%	11,418	11,387	8,577	8,464
	$15,257	$15,008	4.79%	$16,418	$16,329	$18,581	$18,308

Loan Portfolio

The following table sets forth the components of total net loans outstanding in each category at the date indicated:

	June 30,	December 31,
	2007	2006	2005
	(In Thousands)
Loans
Commercial	$46,536	$43,250	$30,532
Real Estate — Construction	5,986	8,562	9,859
Real Estate — Other	62,281	60,668	50,383
Consumer	10,629	5,502	3,014
Net Deferred Loan Costs	177	156	112
Total Loans	125,609	118,138	93,900
Allowance for Loan Losses	(1,383)	(1,380)	(1,179)
Net Loans	$124,226	$116,758	$92,721
Commitments
Letters of Credit	$1,022	$—	$—
Undisbursed Loans and Commitments to Grant Loans	36,717	36,163	27,080
Total Commitments	$37,739	$36,163	$27,080

The following table sets forth the maturity distribution of Business First’s loans outstanding at December 31, 2006. In addition, the table shows the distribution of such loans between those loans with predetermined (fixed) interest rates and those with variable (floating) interest rates. Floating rates generally fluctuate with changes in the national prime rate or Business First’s Reference Rate. Variable rate loans where the interest rate has fallen below contractual minimums are classified in the following chart as fixed rate loans:

	Less Than One Year	Over One Year But Less Than Five Years	Over Five Years	Total
	(In Thousands)
Commercial	$20,641	$7,182	$6,084	$33,907
Real Estate — Construction	8,279	583	—	8,862
Real Estate — Other	26,507	17,315	25,773	69,595
Consumer	1,019	1,667	3,088	5,774
	$56,446	$26,747	$34,945	$118,138
Loans with fixed interest rates	$16,644	$17,920	$33,588	$68,152
Loans with variable interest rates	39,802	8,827	1,357	49,986
	$56,446	$26,747	$34,945	$118,138

Asset Quality

Problem Loan/Watch List

We maintain a Watch List to identify potential problem loans in order to alert management to take corrective action at the earliest opportunity. This report is presented to the Loan Committee and the Board of Directors at least quarterly. All loan personnel are responsible for placing loans on this list as conditions warrant. In addition, officers are responsible for reviewing all file documentation for a loan when it is placed on the list and re-evaluating the bank's collateral position. In addition to the Watch List, loans requiring immediate attention and action are placed on a Special Attention Credit, or SAC, Report. The Loan Committee on a weekly basis reviews the SAC Report. Loans will normally remain on the SAC Report for appropriate visibility until some form of remedial action is effected.

Watch List credits normally exhibit one or more of the following problems:

•	Adverse financial trends and conditions; i.e., declining profits, sales, working capital, increasing debt-to-worth, adverse balance sheet ratios, etc.
•	Managerial problems.
•	Decline in the entire industry.
•	Customer's failure to provide financial information or other collateral documentation.
•	Repeated delinquency, overdrafts or renewals.
•	Non-Accrual of Interest

Our policy provides that we will not accrue interest on:

•	Any loan for which payment in full of interest and principal is not expected.
•	Any loan upon which principal or interest has been in default for a period of ninety days or more, unless the loan is both well secured and in the process of collection.

When a loan is placed on non-accrual status, we immediately reverse all accrued but unpaid interest relating to the loan being placed on non-accrual status.

Business First has had no loans placed on non-accrual status since 2003 and has no accruing loans which are contractually past due as to principal or interest payments.

Problem Assets/Credit Administration

Our Credit Administrator is responsible for overall tracking and management of problem assets. In some instances, depending on the circumstances, some problem loans continue to be managed by the lending personnel, but under the supervision and oversight of the Credit Administrator.

Problem Loan Reports are prepared and updated on a quarterly basis in conjunction with the Allowance for Loan Losses. These reports are generated on any loan that is graded Special Mention or worse and has a loan balance in excess of $25,000. These reports set forth information on the loan (i.e., loan balance, collateral), a workout strategy to rehabilitate or collect the loan, and the applicable timeframes. These reports are provided to senior Management and to the Board of Directors.

Provision and Allowance for Loan Losses

The allowance for loan losses is maintained at a level that is considered adequate to provide for the loan losses inherent in our loan portfolio. The level of the provision for loan losses charged in a period is generally consistent with the overall loan growth in the period, since Business First has experienced nominal actual loan losses.

We maintain the allowance for loan losses at a level we determine to be adequate, given the overall quality of the loan portfolio, regulatory requirements, general economic conditions, expected future losses, and the level of problem and non-accrual loans in the portfolio. The Board of Directors is ultimately responsible for assuring that an adequate allowance is maintained. Management reviews the level of the allowance for loan losses on a quarterly basis with the Loan Committee and the Board of Directors and recommends any changes required to the monthly provision, in order to ensure the continued adequacy of the allowance. Management also reviews all charge-offs made to the allowance for loan losses on a monthly basis with the Board of Directors.

The following table summarizes, for the period and years indicated, changes in the allowance for loan losses arising from loans charged-off, recoveries on loans previously charged-off, and additions to the allowance which have been charged to operating expenses, and certain ratios relating to the allowance for loan losses:

	For the Six Months Ended June 30, 2007	For the Year Ended December 31,
		2006	2005	2004	2003	2002
	(Dollars in Thousands)
Outstanding Loans:
Average for the Year	$122,789	$102,006	$89,310	$73,251	$60,304	$43,847
End of the Year	$125,609	$118,138	$93,900	$83,322	$63,235	$48,974
Allowance For Loan Losses:
Balance at Beginning of Year	$1,381	$1,179	$986	$704	$567	$110
Actual Charge-Offs:
Commercial	—	—	—	—	55	100
Consumer	—	—	7	4	7	—
Real Estate	—	—	—	—	—	—
Total Charge-Offs	—	—	7	4	62	100
Less Recoveries:	—	—	—	—	—	—
Commercial	2	7	18	20	9	—
Consumer	—	—	—	—	—	—
Real Estate	—	—	—	—	—	—
Total Recoveries	2	7	18	20	9	—
Net Loans Charged-Off	(2)	(7)	(11)	(16)	53	100
Provision for Loan Losses	—	195	182	266	190	557
Balance at End of Year	$1,383	$1,381	$1,179	$986	$704	$567

	For the Six Months Ended June 30, 2007	For the Year Ended December 31,
		2006	2005	2004	2003	2002
	(Dollars in Thousands)
Ratios:
Net Loans Charged-Off to Average Loans	0.00%	-0.01%	-0.01%	-0.02%	0.09%	0.23%
Allowance for Loan Losses to Total Loans	1.10%	1.17%	1.26%	1.18%	1.11%	1.16%
Net Loans Charged-Off to Beginning Allowance for Loan Losses	-0.14%	-0.59%	-1.12%	-2.27%	9.35%	90.91%
Net Loans Charged-Off to Provision for Loan Losses	N/A	-3.59%	-6.04%	-6.02%	27.89%	17.95%
Allowance for Loan Losses to Nonperforming Loans	N/A	N/A	N/A	N/A	N/A	N/A

Business First believes that its allowance for loan losses is adequate. As noted above, quarterly detailed reviews are performed to identify the risks inherent in the loan portfolio, assess the overall quality of the loan portfolio and to determine the adequacy of the allowance for loan losses and the related provision for loan losses to be charged to expense. These systematic reviews follow the methodology set forth by the FDIC in its 1993 and 2006 policy statements on the allowance for loan losses, as applicable.

A key element of the methodology is the credit classification process. Significant loans identified as less than acceptable, according our loan grading system, are reviewed individually to estimate the amount of probable losses that need to be included in the allowance. These reviews include analysis of financial information as well as evaluation of collateral securing the credit. Additionally, Business First considers the inherent risk present in the acceptable portion of the loan portfolio taking into consideration historical losses on pools of similar loans, adjusted for trends, conditions and other relevant factors that may affect repayment of the loans in these pools.

The following table summarizes the allocation of the allowance for loan losses by loan type for the period and years indicated and the percent of loans in each category to total loans:

	June 30,		December 31,
	2007		2006		2005
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
	(Dollars in Thousands)
Commercial	$526	36.9%	$587	36.0%	$420	32.4%
Real Estate — Construction	57	4.8%	62	7.4%	80	10.5%
Real Estate — Other	698	51.5%	616	52.0%	465	54.1%
Consumer	95	6.8%	60	4.6%	34	3.0%
Unallocated	6	n/a	56	n/a	180	n/a
	$1,382	100.0%	$1,381	100.0%	$1,179	100.0%

	December 31,
	2004		2003		2002
	Amount	Loan Percent	Amount	Loan Percent	Amount	Loan Percent
	(Dollars in Thousands)
Commercial	$357	37.9%	$309	34.9%	$226	33.4%
Real Estate — Construction	42	6.3%	21	4.3%	11	2.2%
Real Estate — Other	403	51.5%	329	55.1%	275	62.4%
Consumer	40	4.3%	37	5.7%	50	2.0%
Unallocated	144	n/a	8	n/a	5	n/a
	$986	100.0%	$704	100.0%	$567	100.0%

Business First maintains a large unallocated portion in its allowance for loan losses to recognize the inherent inaccuracy in its analysis due to the lack of significant historical trends upon which to estimate losses present in the loan portfolio. As the loan portfolio continues to grow and mature, and develops reliable historical trends, it is anticipated that the unallocated portion of the allowance as a percentage of the total allowance will be reduced.

Funding

Deposits are our primary source of funds.

The following table summarizes the distribution of average deposits and the average rates paid for the period and years indicated:

	Six Months Ended June 30, 2007		Years Ended December 31,
			2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in Thousands)
Money Market, Savings and NOW	$55,813	4.06%	$53,902	3.70%	$53,029	2.59%	$31,076	1.72%
Time Deposits under $100,000	8,637	5.07%	4,625	4.15%	7,412	2.77%	11,727	2.31%
Time Deposits of $100,000 or More	38,856	5.26%	25,690	4.46%	24,364	3.26%	16,893	2.73%
Total Interest-Bearing Deposits	103,306	4.60%	84,217	3.96%	84,805	2.80%	59,696	100.00%
Noninterest-Bearing Demand Deposits	29,307	n/a	27,090	n/a	21,897	n/a	22,266	n/a
Total Average Deposits	$132,613	3.58%	$111,307	2.99%	$106,702	2.23%	$81,962	72.83%

The scheduled maturity distribution of Business First’s time deposits of $100,000 or greater, as of June 30, 2007, were as follows:

(In Thousands)
Three Months or Less	$10,344
Over Three Months to One Year	11,572
Over One Year to Three Years	10,975
$32,890

Business First has from time to time borrowed funds on a short-term basis from the Federal Home Loan Bank and other financial institutions. These borrowings have never exceeded more that 2.5% of average total assets.

Liquidity and Interest Rate Sensitivity

Liquidity management for banks requires that funds always be available to pay anticipated deposit withdrawals and maturing financial obligations promptly and fully in accordance with their terms. The balance of the funds required is generally provided by payments on loans, sale of loans, liquidation of assets, and the acquisition of additional deposit liabilities. One method banks utilize for acquiring additional liabilities is through the acceptance of brokered deposits (defined to include not only deposits received through deposit brokers, but also deposits bearing interest in excess of 75 basis points over market rates), typically attracting large non-callable certificates of deposit at high fixed interest rates. As of June 30, 2007, the Bank had thirteen such deposits totaling $21.3 million with approximately $8.7 million maturing by year ending December 31, 2007.

To meet liquidity needs, Business First maintains a portion of its funds in cash deposits in other banks, Federal Funds sold, and available-for-sale investment securities, which we consider liquid assets. As of June 30, 2007 and December 31, 2006, Business First’s liquidity ratio was 19.4% and 15.0%, respectively (defined as liquid assets as a percentage of deposits).

Liquidity can be enhanced, if necessary, through short-term borrowings. As of December 31, 2006, Business First had short-term borrowing facilities available totaling $37 million. This consisted of $6 million in unsecured federal funds lines of credit with three correspondent banks, and approximately $31 million excess borrowing capacity in a secured line of credit with the Federal Home Loan Bank of San Francisco, or FHLB. During the six-month period ended June 30, 2007, we utilized $8 million of the FHLB line to replace maturing brokered deposits. Our excess borrowing capacity with the FHLB at June 30, 2007 was $28.2 million. The increase in borrowing capacity is due to the increase in the loan portfolio during the first six months of 2007.

Interest rate risk is the exposure of a bank’s financial condition, both earnings and the market value of assets and liabilities, to adverse movements in interest rates. Interest rate risk results from differences in the maturity or timing of interest-earning assets and interest-bearing liabilities, changes in the slope of the yield curve over time, imperfect correlation in the adjustment of rates earned and paid on different instruments with otherwise similar characteristics (e.g. the three-month Treasury bill rate versus three-month LIBOR) and from interest-rate-related options embedded in bank products (e.g. loan prepayments, callable investment securities, early withdrawal of time deposits, etc.).

The potential impact of interest rate risk is significant because of the liquidity and capital adequacy consequences that reduced earnings or losses could imply. Interest rate risks are a routine part of bank operations and will from time to time impact profits and capital position. The objective of interest rate risk management is to control exposure of net interest income to risks associated with interest rate movements in the market, to achieve consistent growth in net interest income and to profit from favorable market opportunities.

The careful planning of asset and liability maturities and the matching of interest rates to correspond with this maturity matching is an integral part of the active management of an institution’s net yield. To the extent maturities of assets and liabilities do not match in a changing interest rate environment, net yields may be affected. Even with perfectly matched repricing of assets and liabilities, risks remain in the form of prepayment of assets, timing lags in adjusting certain assets and liabilities that have varying sensitivities to market interest rates and basis risk. In an overall attempt to match assets and liabilities, Business First takes into account rates and maturities to be offered in connection with certificates of deposit and variable rate loans. We have generally been able to control exposure to changing interest rates by maintaining a large percentage of floating interest rate loans and a majority of time certificates in relatively short maturities.

The following table sets forth the distribution of repricing opportunities of interest-earning assets and interest-bearing liabilities, the cumulative interest rate sensitivity gap, which is interest rate sensitive assets less interest rate sensitive liabilities cumulative period to period, and the cumulative gap as a percentage of total assets and total interest-earning assets as of June 30, 2007. The table also sets forth the time periods during which interest-earning assets and interest-bearing liabilities will mature or may reprice in accordance with their contractual terms. The interest rate relationships between the repriceable assets and repriceable liabilities are not necessarily constant and may be affected by many factors, including the behavior of customers in response to changes in interest rates. This table should, therefore, be used only as a guide as to the possible effect changes in interest rates might have on net interest margins:

	Within Three Months	After Three Months But Within One Year	After One Year But Within Five Years	After Five Years	Total
	(Dollars in Thousands)
Interest-Earning Assets:
Federal Funds Sold	$—	$—	$—	$—	$—
Certificates of Deposit	—	—	—	—	—
Investment Securities	563	523	4,319	9,601	15,006
Total Loans	48,529	16,215	33,438	26,233	124,415
	$49,092	$16,738	$37,757	$35,834	$139,421
Interest-Bearing Liabilities:
Money Market, Savings and NOW Deposits	$—
Time Deposits	12,824	18,402	11,642	—	42,868
Other Borrowings	—	4,000	4,000		8,000
	$12,824	$22,402	$15,642	$—	$50,868
Interest Rate Sensitivity Gap	$36,268	$(5,664)	$22,115	$35,834	$88,553
Cumulative Interest Rate Sensitivity Gap	$36,268	$30,604	$52,719	$88,553
Ratios Based on Total Assets:
Interest Rate Sensitivity Gap	24.16%	(3.75)%	14.64%	23.73%	58.63%
Cumulative Interest Rate Sensitivity Gap	24.01%	20.26%	34.91%	58.63%

On June 30, 2007, Business First had $65.8 million in assets and $35.2 million in liabilities repricing within one year. This means that $30.6 million more of our interest rate sensitive assets than our interest rate sensitive liabilities will change to the then current rate (changes occur due to the instruments being at a variable rate or because the maturity of the instrument requires its replacement at the then current rate). The ratio of interest-earning assets to interest-bearing liabilities maturing or repricing within one year at June 30, 2007 equals 20.26%. Interest income is likely to be affected to a greater extent than interest expense for any changes in interest rates within one year from June 30, 2007. If rates were to increase during this period, interest income would increase by a greater amount than interest expense and net income would increase. Conversely, if rates were to decrease the opposite would apply.

Capital Resources

Shareholders’ equity at June 30, 2007 was $11.8 million, down from $12.0 million at December 31, 2006. This decrease was primarily from a net loss of $140,000 during the first half of 2007 and unrealized losses on available-for-sale securities.

Shareholders’ equity at December 31, 2006 was $12.0 million, compared to $11.2 million at December 31, 2005 and $11.8 million at December 31, 2004. The 2006 increase in shareholders’ equity was primarily due to the net income earned in 2006 coupled with the proceeds from the exercise of stock options. The decrease in 2005 was primarily due to a net loss for the year of $419,000 and unrealized losses on available-for-sale securities of $182,000.

In accordance with regulatory capital adequacy requirements, based on risk-adjusted assets, capital ratios take into consideration the risk inherent in investments, loans, and other assets for both on-balance sheet and off-balance sheet items. Under these requirements, the regulatory agencies have set minimum thresholds for

Tier 1 capital, total capital and leverage ratios. Business First’s leverage and risk-based capital ratios, shown below as of June 30, 2007 and December 31, 2006, have been computed in accordance with regulatory accounting policies. As noted in the table, Business First was considered well-capitalized, for regulatory purposes, at June 30, 2007 and December 31, 2006.

	Minimum Regulatory Requirements	Minimum Well-capitalized Requirements	June 30, 2007	December 31, 2006
Tier 1 Capital to Average Assets	4.00%	6.00%	7.72%	9.3%
Tier 1 Capital to Risk-Weighted Assets	4.00%	6.00%	9.10%	9.6%
Total Capital to Risk-Weighted Assets	8.00%	10.00%	10.19%	10.8%

Effects of Inflation

The financial statements and related financial information presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or same magnitude as the price of goods and services.

Employees

As of June 30, 2007 Business First had 40.2 full-time equivalent employees. None of our employees are covered by a collective bargaining agreement. Business First considers relations with its employees to be excellent.

Legal Proceedings

There are no material legal proceedings adverse to Business First which any director, officer, affiliate of Business First, or 5% shareholder of Business First or its subsidiary, or any associate of any such director, officer, affiliate or 5% shareholder of Business First or its subsidiary are a party, and none of the above persons has a material interest adverse to Business First.

From time to time, Business First is a party to claims and legal proceedings arising in the ordinary course of business. Business First’s management is not aware of any material pending legal proceedings to which either it or its subsidiaries may be a party or has recently been a party, which will have a material adverse effect on our financial condition or results of operations.

Market for Business First’s Common Stock And Related Security Holder Matters

The equity securities of Business First consist of one class of common stock, of which there were 1,473,974 shares outstanding, held by approximately 210 shareholders of record at June 30, 2007. Holders of the common stock are entitled to receive dividends, when, as and if declared by its board of directors, out of funds legally available therefor, subject to the restrictions set forth in the National Bank Act. During Business First's operating history, Business First has not paid cash dividends.

There is no established public trading market for Business First’s common stock. Management of Business First is aware of no securities dealers who maintain an inventory and make a market in its common stock. Trading in Business First’s common stock has been extremely limited, and we are aware of only three (3) transactions in 2007 for an aggregate of 486 shares at prices ranging from $11.00 to $12.00 per share; seven (7) transactions in 2006 for an aggregate of 1,745 shares at prices ranging from $10.00 to $13.00 per share; and one (1) transaction in 2005 for 1,500 shares at a price of $13.00 per share. Additionally, there may have been transactions at prices other than those shown above, of which Business First is not aware.

Voting Securities And Principal Holders Thereof

There were issued and outstanding 1,473,974 shares of Business First's common stock on September 4, 2007, which has been set as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Meeting, or the Record Date.

As of the Record Date, no individual (including any group, i.e., two or more persons acting as a partnership, limited partnership, syndicate or group for the purpose of acquiring, holding or disposing of voting stock issued by Business First) known to Business First owned beneficially more than five percent (5%) of the outstanding shares of its common stock except as set forth below. The information set forth below has been obtained from Business First’s records or from information furnished directly by the individual or entity to Business First.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class*
Michael J. Behrman, M.D. 2323 De La Vina, Suite 201 Santa Barbara, California 93105	150,953 (2)	10.17%
Marquette Financial Companies 3230 Dain Rauscher Plaza 60 South Sixth Street, Suite 3800 Minneapolis, MN 55402	60,000 (3)	3.91%
Eloy U. Ortega 13191 Crossroads Pky North, Ste 565 City of Industry, CA 91746	82,900	5.62%
Carl R. Pohlad 60 South Sixth Street, Suite 3800 Minneapolis, MN 55402	337,841 (4)	22.92%
James O. Pohlad 60 South Sixth Street, Suite 3800 Minneapolis, MN 55402	185,521 (5)	12.59%
Robert C. Pohlad 60 South Sixth Street, Suite 3800 Minneapolis, MN 55402	185,486 (6)	12.58%
William M. Pohlad 60 South Sixth Street, Suite 3800 Minneapolis, MN 55402	185,525 (7)	12.59%

*	Percentage of shares beneficially owned by each individual or entity is calculated as though all stock options held by such individual or entity that are exercisable within 60 days of the Record Date had been exercised, and such number of shares also is added to the number of total shares outstanding for calculation as to each individual or entity.
(1)	Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security. Beneficial owner includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the Record Date.
(2)	Includes 10,000 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Business First National Bank 2000 Stock Option Plan, or the Plan.
(3)	Represents 60,000 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(4)	Includes 175 shares held by the Revocable Trust of Carl R. Pohlad created under agreement dated June 28, 1991, as amended, Trustee Carl R. Pohlad; 377,666 shares held by Revocable Trust No. 2 of Carl R. Pohlad created under agreement dated May 28, 1993, as amended, Trustee Carl R. Pohlad, but excludes 60,000 shares issuable to Marquette Financial Companies upon exercise of options granted under the Plan for which Mr. Pohlad disclaims beneficial ownership.

(5)	Includes 83,353 shares held by the James O. Pohlad share of the 2000 Irrevocable Trust No. 1 of Carl. R. Pohlad, created under agreement dated January 17, 2000, Trustee James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr.; and 26,625 shares held by the James O. Pohlad share of 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad created under agreement dated December 20, 1999, Trustees James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr., but excludes 60,000 shares of common stock issuable to Marquette Financial Companies upon exercise of options granted under the Plan as to which Mr. Pohlad disclaims beneficial ownership. Also includes 200 shares held directly by each of Albert J. Colianni, Jr., and W. Douglas Hile as Directors Qualifying Shares as to which Mr. Pohlad retains all dividend and voting rights.
(6)	Includes 83,353 shares held by the Robert C. Pohlad share of the 2000 Irrevocable Trust No. of Carl R. Pohlad, created under agreement dated January 17, 2000, Trustees James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr.; and 26, 624 shares held by the Robert C. Pohlad share of 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad created under agreement dated December 20, 1999, Trustees James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr., but excludes 60,000 shares of common stock issuable to Marquette Financial Companies upon exercise of options granted under the Plan as to which Mr. Pohlad disclaims beneficial ownership.
(7)	Includes 83,353 shares held by the William M. Pohlad share of the 2000 Irrevocable Trust of Carl R. Pohlad, created under agreement dated January 17, 2000, Trustees, James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr.; and 26,624 shares held by the William M. Pohlad Share of 1999 Irrevocable Security Trust of Carl R. Pohlad created under agreement dated December 20, 1999, Trustees James O. Pohlad, Robert C. Pohlad, William M. Pohlad, Donald E. Benson and Raymond W. Zehr, Jr., but excludes 60,000 shares of common stock issuable to Marquette Financial Companies upon exercise of options granted under the Plan as to which Mr. Pohlad disclaims beneficial ownership.

The following table sets forth information as of the Record Date pertaining to beneficial ownership of Business First’s common stock by each director of Business First and with respect to all directors and executive officers of Business First as a group.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(2)		Percent of Class*
Michael J. Behrman	150,953	(3)	10.17%
Alan Cawthon	695		**
Albert J. Colianni, Jr.	200	(4)	**
Marti Correa de Garcia	15,693	(5)	1.06%
Joanne E. Funari	37,125	(6)	2.47%
Robert E. Gipson	25,866		1.75%
W. Douglas Hile	200	(4)	**
Robert Maloy	9,450	(7)	**
Michael E. Pfau	14,342	(8)	**
Robert W. Stevenson	34,610	(9)	2.35%
Ronald L. Wolfe	50,500	(10)	3.41%
All Directors and Executive	339,634	(11)	22.23%
Officers as a group (11 in number)

*	Percentage of shares beneficially owned by each person is calculated as though all stock options held by such person that are exercisable within 60 days of the Record Date had been exercised, and such number of shares also is added to the number of total shares outstanding for calculation as to each person.
**	Less than 1%.
(1)	The business address for each of the directors is Business First National Bank, 800 N. Milpas Street, Santa Barbara, CA 93103.

(2)	Beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (a) voting power, which includes the power to vote, or to direct the voting of such security; and/or (b) investment power, which includes the power to dispose, or to direct the disposition, of such security. Beneficial owner includes any person who has the right to acquire beneficial ownership of such security as defined above within 60 days of the record date.
(3)	Includes 10,000 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(4)	Represents Directors Qualifying Shares to which James O. Pohlad retains all dividend and voting rights.
(5)	Includes 3,550 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(6)	Includes 28,000 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(7)	Includes 2,500 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(8)	Includes 2,875 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(9)	Includes 500 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(10)	Includes 6,250 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.
(11)	Includes 53,675 shares which may be acquired within 60 days of the Record Date upon the exercise of options granted pursuant to the Plan.

WHERE YOU CAN FIND MORE INFORMATION

Heritage Oaks files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that Heritage Oaks files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. The SEC also maintains an Internet World Wide Web site at “http://www.sec.gov” at which reports, proxy and information statements and other information regarding Heritage Oaks are available.

Heritage Oaks maintains a website at www.heritageoaksbancorp.com, and via the “SEC Filings” link on such site, you may obtain copies of documents filed by Heritage Oaks with the SEC.

This proxy statement-prospectus includes information that has not been presented to you but is “incorporated by reference.” This means that Heritage Oaks can disclose information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered a part of this proxy statement-prospectus, except for any information superseded by information contained in this proxy statement-prospectus. This proxy statement-prospectus incorporates by reference the documents listed below, which contain important business and financial information.

All documents filed by Heritage Oaks pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 on or after the date of this document and before the date of the Business First special meeting are also deemed to be incorporated by reference into and are made a part of this document from the date of filing of those documents.

This proxy statement-prospectus incorporates by reference the following documents filed by Heritage Oaks:

•	Heritage Oaks’ annual report on Form 10-K for the year ended December 31, 2006, filed on March 2, 2007, and for the year ended December 31, 2005, filed on March 7, 2006, both file number 000-25020.
•	Heritage Oaks’ quarterly reports on Form 10-Q for the first and second quarters of 2007, filed on May 9, 2007, and August 2, 2007, respectively, both file number 000-25020.

•	Heritage Oaks’ current reports on Form 8-K filed on June 1, 2007, May 30, 2007, May 17, 2007, April 26, 2007, April 20, 2007, April 9, 2007, March 5, 2007, March 2, 2007, January 23, 2007, all file numbers 000-25020.
•	All other Heritage Oaks reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 filed subsequent to this proxy statement-prospectus and before the Business First special shareholders meeting on October 9, 2007.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this document.

You should rely only on the information contained in, delivered with or referred to in this document. Neither Heritage Oaks nor Business First has authorized anyone to provide you with information that is different.

Any statement contained in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this document.

Heritage Oaks has filed with the Securities and Exchange Commission a registration statement on Form S-4 under the Securities Act of 1933 relating to the shares of Heritage Oaks common stock to be issued in connection with the merger. This proxy statement-prospectus also constitutes the prospectus of Heritage Oaks filed as part of the registration statement but does not contain all the information set forth in the registration statement and exhibits thereto. You may copy and read the registration statement and its exhibits at the public reference facilities maintained by the SEC reference rooms described above.

Documents filed by Heritage Oaks with the SEC also are available from Heritage Oaks without charge, excluding all exhibits unless specifically incorporated by reference in this joint proxy statement-prospectus, by requesting them in writing or by telephone from:

Tana Eade
Vice President — Investor Relations
Heritage Oaks Bancorp
545 12th Street
Paso Robles, California 93446
(805) 239-5200

If you would like to request documents, please do so by September 26, 2007 to receive them before the special meeting.

Heritage Oaks has supplied all information contained in the proxy statement-prospectus relating to Heritage Oaks and Business First has supplied all such information relating to Business First.

In deciding how to vote, you should rely only on the information contained in this proxy statement-prospectus or incorporated herein by reference. Neither Heritage Oaks nor Business First has authorized any person to provide you with any information that is different from what is contained in this proxy statement-prospectus. This proxy statement-prospectus is dated September 14, 2007. You should not assume that the information contained in this proxy statement-prospectus is accurate as of any date other than such date, and neither the mailing to you of this proxy statement-prospectus nor the issuance to Business First shareholders of shares of Heritage Oaks common stock will create any implication to the contrary. This proxy statement-prospectus does not constitute an offer to sell or a solicitation of any offer to buy any securities, or the solicitation of a proxy in any jurisdiction in which, or to any person to whom, it is unlawful.

LEGAL MATTERS

Certain legal matters with respect to Heritage Oaks, including the validity of the shares of Heritage Oaks common stock to be issued in connection with the merger, will be passed upon for Heritage Oaks by Reitner, Stuart & Moore, San Luis Obispo, California. As of the date of this proxy statement-prospectus, members of Reitner, Stuart & Moore owned an aggregate of approximately 1,100 shares of Heritage Oaks common stock.

EXPERTS

The consolidated financial statements of Heritage Oaks as of December 31, 2006 and 2005 and for each of the years in the three-year period ended December 31, 2006 incorporated by reference in this proxy statement-prospectus have been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are incorporated herein in reliance upon the authority of said firm as experts in giving said accounting and auditing reports.

The financial statements of Business First as of December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006 contained in this proxy statement-prospectus have been audited by Vavrinek, Trine, Day & Co., LLP, an independent registered public accounting firm, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in giving said reports.

OTHER BUSINESS

We are not aware of any business to come before the special meeting other than those matters described in this proxy statement-prospectus. However, if any other matters should properly come before our meeting, it is intended that the proxies solicited hereby will be voted with respect to those other matters in accordance with the judgment of the persons voting the proxies.

BUSINESS FIRST FINANCIAL STATEMENTS

BUSINESS FIRST NATIONAL BANK
BALANCE SHEET
For the Six-Months Ended June 30, 2007

ASSETS
Cash and due from banks	$11,024,978
Federal funds sold	0
Total Cash and Equivalents	11,024,978
Investment Securities Available for Sale	16,160,866
Loans:
Construction Loans	4,838,228
Real Estate Loans	82,510,228
Commercial Loans	35,417,820
Consumer Loans	2,794,917
SBA	0
Overdrafts	47,726
Gross Loans	125,608,920
Loan loss reserve	(1,382,600)
Net loans	124,226,320
Bank premises and equipment (net)	1,542,298
Other real estate owned	0
Other assets	1,415,589
Total Assets	$154,370,051
LIABILITIES & SHAREHOLDERS’ EQUITY
Deposits
Demand deposits	$28,041,502
Interest Checking	16,630,235
Savings	3,485,354
Money Market Savings	43,178,510
Time Deposits Less Than $100,000	9,750,284
Time Deposits $100,000 and Over	33,118,220
Total Deposits	134,204,106
Borrowed funds	8,000,000
Other liabilities	358,520
Total liabilities	142,562,626
Shareholders' Equity	12,057,344
Unrealized Loss on Available-for-sale securities	(249,919)
Total Shareholders’ Equity	11,807,425
Total Liabilities & Shareholders’ Equity	$154,370,051

BUSINESS FIRST NATIONAL BANK
CONSOLIDATED STATEMENT OF OPERATIONS
For the Six-Months Ending June 30,

	2007	2006
Interest Income
Interest and Fees on Loans	$4,779,661	$3,782,414
Interest on Investment Securities	379,780	382,930
Other Interest Income	207,787	39,996
Total Interest Income	5,367,228	4,205,340
Interest Expense
Interest on NOW, Savings, and Money Market Accounts	1,133,515	959,681
Interest on Time Deposits Less Than $100,000	218,648	77,314
Interest on Time Deposits $100,000 and Over	1,020,703	473,839
Other Borrowing Expense	178,026	60,795
Total Interest Expense	2,550,892	1,571,629
Net Interest Income	2,816,335	2,633,712
Provision for Loan Losses	—	89,000
Net Interest Income After Provision for Loan Losses	2,816,335	2,544,712
Non Interest Income
Service Charges and Fees	237,123	160,424
Merchant Account Discounts	18,822	20,028
Loss on Sale of Investment Securities	(2,040)	(23,788)
Other Income	62,630	59,368
	316,535	216,032
Non Interest Expense
Salaries and Employee Benefits	1,700,061	1,635,465
Occupency and Equipment Expenses	438,805	416,258
Other Expense	1,133,598	615,489
	3,272,464	2,667,212
(Loss) Income Before Income Taxes	(139,594)	93,532
Income Taxes	—	—
Net (Loss) Income	$(139,594)	$93,532

BUSINESS FIRST NATIONAL BANK
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the Six-Months Ending June 30, 2007

	Comprehensive Income	Common Stock Number of Shares	Amount	Surplus	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2006		1,465,924	$7,329,620	$7,258,880	$(2,463,062)	$(87,782)	$12,037,656
Issuance of Stock Grants		1,800	4,500	4,500			9,000
Stock Options Exercised		6,250	62,500	—			62,500
Comprehensive Income:
Net Loss	$(139,594)				$(139,594)		(139,594)
Net Unrealized Loss on Available for sale Securities	(162,137)					(162,137)	(162,137)
Total Comprehensive Loss	$(301,731)
Balance at June 30, 2007		1,473,974	$7,396,620	$7,263,380	$(2,602,656)	$(249,919)	$11,807,425

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of
Business First National Bank and Subsidiary

We have audited the accompanying consolidated statements of financial condition of Business First National Bank and Subsidiary as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Business First National Bank and Subsidiary as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Laguna Hills, California
February 16, 2007

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and Due from Banks	$2,920,880	$3,942,373
Federal Funds Sold	—	200,000
Total Cash and Cash Equivalents	2,920,880	4,142,373
Interest-Bearing Deposits in Other Financial Institutions	—	2,000,000
Investment Securities Available for Sale	16,329,780	18,308,182
Loans:
Other Real Estate	60,667,917	50,383,391
Construction	8,561,836	9,858,678
Commercial	43,249,617	30,531,859
Consumer	5,502,392	3,014,414
Total Loans	117,981,762	93,788,342
Deferred Loan Costs, Net of Fees	156,328	112,312
Allowance for Loan Losses	(1,380,600)	(1,178,952)
Net Loans	116,757,490	92,721,702
Premises and Equipment	1,595,068	1,704,204
Federal Reserve Bank and Other Bank Stocks, at Cost	1,064,950	959,900
Accrued Interest and Other Assets	1,162,839	1,058,166
	$139,831,007	$120,894,527
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-Bearing Demand	$27,586,616	$23,338,030
NOW, Savings and Money Market Accounts	54,016,858	49,535,617
Time Deposits under $100,000	5,496,881	5,510,550
Time Deposits $100,000 and Over	32,685,700	29,400,023
Total Deposits	119,786,055	107,784,220
FHLB Advances	7,758,000	1,655,000
Accrued Interest and Other Liabilities	250,359	291,777
Total Liabilities	127,794,414	109,730,997
Commitments and Contingencies — Notes D and J	—	—
Shareholders' Equity:
Common Stock — 5,000,000 Shares Authorized, $5.00 Par Value; 1,465,924 Shares Issued and Outstanding at December 31, 2006 and 1,426,839 Shares Issued and Outstanding at December 31, 2005 and	7,329,620	7,134,195
Surplus	7,258,880	7,066,355
Accumulated Deficit	(2,464,125)	(2,764,325)
Accumulated Other Comprehensive Income — Net Unrealized Gains (Losses) on Available-for-Sale Securities	(87,782)	(272,695)
Total Shareholders' Equity	12,036,593	11,163,530
	$139,831,007	$120,894,527

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
Interest Income
Interest and Fees on Loans	$8,004,036	$6,572,779
Interest on Investment Securities	745,169	626,543
Other Interest Income	106,152	261,432
Total Interest Income	8,855,357	7,460,754
Interest Expense
Interest on NOW, Savings and Money Market Accounts	1,994,042	1,376,165
Interest on Time Deposits Less than $100,000	191,788	204,569
Interest on Time Deposits $100,000 and Over	1,147,493	794,992
Other Interest Expense	177,014	36,917
Total Interest Expense	3,510,337	2,412,643
Net Interest Income	5,345,020	5,048,111
Provision for Loan Losses	194,648	181,500
Net Interest Income After Provision for Loan Losses	5,150,372	4,866,611
Non Interest Income
Service Charges and Fees	321,797	300,500
Merchant Account Discounts	37,204	115,297
Gain (Loss) on Sale of Investment Securities	(46,972)	29,315
Other Income	128,530	87,597
	440,559	532,709
Non Interest Expense
Salaries and Employee Benefits	2,935,929	3,217,971
Occupancy and Equipment Expenses	881,581	852,998
Loss on Disposal of Fixed Assets	—	60,534
Other Expenses	1,471,621	1,684,244
	5,289,131	5,815,747
Income (Loss) Before Income Taxes	301,800	(416,427)
Income Taxes	1,600	1,600
Net Income (Loss)	$300,200	$(418,027)

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Year Ended December 31, 2006 and 2005

		Common Stock				Accumulated Other Comprehensive Income
	Comprehensive Income	Number of Shares	Amount	Surplus	Accumulated Deficit		Total
Balance at January 1, 2005		1,418,404	$7,092,020	$7,075,080	$(2,346,298)	$(61,517)	$11,759,285
Issuance of Stock Grants		8,435	42,175	(8,725)			33,450
Comprehensive Income:
Net Loss	$(418,027)				(418,027)		(418,027)
Net Unrealized Loss on Available-for-Sale Securities	(181,863)					(181,863)	(181,863)
Less Reclassificiation Adjustment for Gain on Securities Included in Net Income (Loss)	(29,315)					(29,315)	(29,315)
Total Comprehensive Income	$(629,205)
Balance at December 31, 2005		1,426,839	7,134,195	7,066,355	(2,764,325)	(272,695)	11,163,530
Issuance of Stock Grants		2,035	10,175	7,275			17,450
Stock Options Exercised		37,050	185,250	185,250			370,500
Comprehensive Income:
Net Income	$300,200				300,200		300,200
Net Unrealized Gain on Available-for-Sale Securities	137,941					137,941	137,941
Less Reclassificiation Adjustment for Loss on Securities Included in Net Income	46,972					46,972	46,972
Total Comprehensive Income	$485,113
Balance at December 31, 2006		1,465,924	$7,329,620	$7,258,880	$(2,464,125)	$(87,782)	$12,036,593

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2006 and 2005

	2006	2005
Operating Activities
Net Income (Loss)	$300,200	$(418,027)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:
Depreciation and Amortization	326,335	302,400
Provision for Loan Losses	194,648	181,500
(Gain) Loss on Sale of Securities	46,972	(29,315)
Loss on Disposal of Fixed Assets	—	60,534
Other Items, Net	(42,516)	(29,645)
Net Cash Provided By Operating Activities	825,639	67,447
Investing Activities
Net Change in Interest Bearing Deposits	2,000,000	(2,000,000)
Purchases of Available-for-Sale Securities	(5,078,492)	(8,398,738)
Proceeds from Sale and Maturities of Available-for-Sale Securities	7,186,156	5,849,245
Redemption (Purchase) of Federal Reserve Bank and Other Bank Stocks	(105,050)	14,950
Net Increase in Loans	(24,274,452)	(10,532,903)
Purchases of Premises and Equipment	(250,629)	(949,327)
Net Cash Used By Investing Activities	(20,522,467)	(16,016,773)
Financing Activities
Net Increase in Demand, NOW, Money Market and Savings	8,729,827	4,365,104
Net Increase in Time Deposits	3,272,008	2,136,341
Change in Other Borrowings	6,103,000	1,655,000
Proceeds from the Exercise of Stock Options	370,500	—
Net Cash Provided By Financing Activities	18,475,335	8,156,445
Increase (Decrease) in Cash and Cash Equivalents	(1,221,493)	(7,792,881)
Cash and Cash Equivalents at Beginning of Period	4,142,373	11,935,254
Cash and Cash Equivalents at End of Year	$2,920,880	$4,142,373
Supplemental Disclosures of Cash Flow Information:
Interest Paid	$3,474,583	$2,398,033
Taxes Paid	$1,600	$1,600
Stock Grants Charged to Operations	$17,450	$33,450

The accompanying notes are an integral part of these consolidated financial statements.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note A — Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of Business First National Bank and its wholly owned subsidiary, E-Commerce, Inc., collectively referred to herein as the “Bank.”

E-Commerce, Inc.

E-Commerce, Inc. was acquired on July 1, 2002 to provide electronic financial services to small businesses. During 2005, E-Commerce, Inc. significantly reduced its operations to a minimal level. This resulted in a net loss of approximately $60,000 in 2005. Net income for 2006 amounted to $32,000. In addition to the loss of income from subsidiary operations, the Bank also experienced a reduced level of service charge income due to the absence of the subsidiary’s primary customers during 2005. E-Commerce, Inc. had nominal assets as of December 31, 2006 and 2005.

Nature of Operations

The Bank has been organized as a single operating segment and operates two full-service offices in Santa Barbara, California. The Bank's primary source of revenue is providing loans to customers, who are predominately small and middle-market businesses and individuals.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Cash and Due from Banks

Banking regulations require that banks maintain a percentage of their deposits as reserves in cash or on deposit with the Federal Reserve Bank. The Bank was in compliance with its reserve requirements as of December 31, 2006.

The Bank maintains amounts due from banks, which may exceed federally insured limits. The Bank has not experienced any losses in such accounts.

Investment Securities

Bonds, notes, and debentures for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity.

Investments not classified as trading securities nor as held to maturity securities are classified as available-for-sale securities and recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note A — Summary of Significant Accounting Policies  – (continued)

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other-than-temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs or specific valuation accounts and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

Interest income is accrued daily as earned on all loans. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due, based on the contractual terms of the loan. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

For impairment recognized in accordance with Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 114, “Accounting by Creditors for Impairment of a Loan” as amended by SFAS No. 118, the entire change in the present value of expected cash flows is reported as either provision for credit losses in the same manner in which impairment initially was recognized, or as a reduction in the amount of provision for credit losses that otherwise would be reported.

Allowance for Loan Losses

The allowance for loan losses is increased by the provision which is charged to expense and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to ten years for furniture and fixtures. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Bank expenses the costs of advertising in the year incurred.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements.

A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carry forwards depends on having sufficient taxable income of an appropriate character within the carry forward periods.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note A — Summary of Significant Accounting Policies  – (continued)

Comprehensive Income

SFAS No. 130, “Reporting Comprehensive Income,” requires the disclosure of comprehensive income and its components. Changes in unrealized gain or loss on available-for-sale securities net of applicable income taxes is the only component of accumulated other comprehensive income for the Bank.

Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit as described in Note J. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Stock-Based Compensation

The Bank has adopted SFAS No. 123(R) “Shared-Based Payment.” This Statement generally requires entities to recognize the cost of employee services received in exchange for awards of stock options, or other equity instruments, based on the grant-date fair value of those awards. This cost is recognized over the period which an employee is required to provide services in exchange for the award, generally the vesting period. Awards granted prior to January 1, 2006 that have not been modified, repurchased or cancelled continue to be accounted for using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Bank’s stock at the date of the grant over the amount an employee must pay to acquire the stock. All of the Bank’s stock option grants included exercise prices equal to the Bank’s current market price per share; accordingly, no compensation expense was reported using the intrinsic value method of APB Opinion No. 25.

Change in Accounting Principle

The Bank adopted SFAS No. 123 (R) on January 1, 2006 using the “modified prospective method.” Under this method compensation expense is recognized using the fair-value method for all new stock option awards as well as any existing awards that are modified repurchased or cancelled after January 1, 2006 and prior periods are not restated. The fair value of each grant is estimated using the Black-Scholes option pricing model. During 2006 the Bank had no stock-based compensation expense as a result of adopting SFAS No. 123 (R) as the Bank did not grant any stock options during the year.

Disclosure of Fair Value of Financial Instruments

SFAS No. 107 specifies the disclosure of the estimated fair value of financial instruments. The Bank’s estimated fair value amounts have been determined using available market information and appropriate valuation methodologies.

However, considerable judgment is required to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Bank could have realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Reclassifications

Certain reclassifications have been made to the 2005 financial statements to conform to the classifications used in 2006.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note B — Investment Securities

Debt and equity securities have been classified in the statements of condition according to management's intent. The carrying amount of securities and their approximate fair values at December 31 follow:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2006:
Available-for-Sale Securities
U.S. Government and Agency Securities	$5,000,000	$—	$(57,530)	$4,942,470
Mortgage-Backed Securities	11,417,551	47,691	(77,932)	11,387,310
	$16,417,551	$47,691	$(135,462)	$16,329,780
December 31, 2005:
Available-for-Sale Securities
U.S. Government and Agency Securities	$10,003,682	$—	$(159,697)	$9,843,985
Mortgage-Backed Securities	8,577,195	204	(113,202)	8,464,197
	$18,580,877	$204	$(272,899)	$18,308,182

The scheduled maturities of securities available for sale at December 31, 2006, were as follows:

	Amortized Cost	Fair Value
Due in Less Than One Year	$500,000	$496,095
Due After One Year but Less Than Five Years	4,500,000	4,446,375
Mortgage-Backed Securities	11,417,551	11,387,310
	$16,417,551	$16,329,780

Investment securities carried at approximately $13,706,000 and $12,699,000 at December 31, 2006 and 2005, respectively, were pledged to secure public deposits and other purposes.

As of December 31, 2006 and 2005, unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, are summarized as follows:

December 31, 2006

	Less than Twelve Months		Over Twelve Months		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government obligations	$(220)	$1,088,466	$(57,310)	$1,911,975	$(57,530)	$3,000,441
Mortgaged-backed securities	(20,430)	4,058,692	(57,502)	4,064,179	(77,932)	8,122,871
	$(20,650)	$5,147,158	$(114,812)	$5,976,154	$(135,462)	$11,123,312

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note B — Investment Securities  – (continued)

December 31, 2005

	Less than Twelve Months		Over Twelve Months		Total
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. government obligations	$(65,455)	$5,437,725	$(94,242)	$4,406,260	$(159,697)	$9,843,985
Mortgaged-backed securities	(15,879)	2,782,880	(97,323)	4,295,473	(113,202)	7,078,353
	$(81,334)	$8,220,605	$(191,565)	$8,701,733	$(272,899)	$16,922,338

As of December 31, 2006 and 2005, the Bank had thirteen investment securities where estimated fair value had declined 0.9% and 1.5% from the Bank’s amortized cost, respectively. Management evaluates investment securities for other-than temporary impairment taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Bank has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2006, no declines in value are deemed to be other-than-temporary.

Note C — Loans

The Bank's loan portfolio consists primarily of loans to borrowers within the communities surrounding Santa Barbara, California. Although the Bank seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Bank's market area and, as a result, the Bank's loan and collateral portfolios are, to some degree, concentrated in those industries. A summary of the changes in the allowance for loan losses as of December 31 follows:

	2006	2005
Balance at Beginning of Year	$1,178,952	$986,175
Additions to the Allowance Charged to Expense	194,648	181,500
Recoveries on Loans Charged Off	7,000	18,000
	1,380,600	1,185,675
Less Loans Charged Off	—	(6,723)
	$1,380,600	$1,178,952

The Bank had no significant non-performing or impaired loans outstanding during the years ended December 31, 2006 and 2005.

Note D — Premises and Equipment

A summary of premises and equipment as of December 31 follows:

	2006	2005
Leasehold Improvements	$1,261,439	$1,126,667
Furniture and Equipment	1,532,497	1,476,205
	2,793,936	2,602,872
Less Accumulated Depreciation and Amortization	(1,198,868)	(898,668)
	$1,595,068	$1,704,204

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note D — Premises and Equipment  – (continued)

The Bank leases their main office under an operating lease that includes annual increases equal to the consumer price index with a minimum increase of 3% and a maximum increase of 6%. The initial term of this lease expires on April 30, 2008 and includes two five-year renewal options. The Bank leases their branch office under an operating lease that also includes annual increases equal to the consumer price index with a minimum increase of 3% and a maximum increase of 6%. The initial term of this lease expires on October 31, 2011 and includes three five-year renewal options. Both leases require the payment of pro rata common area costs, taxes and insurance.

The Bank leases an additional office space adjacent to its second branch and subleases that space. Both leases expire on September 30, 2011, are subject to annual increases equal to the consumer price index with a minimum of 3% and a maximum of 6%, and include three five-year renewal options.

At December 31, 2006, the approximate future minimum annual payments for these leases are as follows:

	Lease Commitments	Sub-lease Income
2007	$418,519	$42,033
2008	331,118	42,821
2009	290,360	43,624
2010	297,380	44,442
2011	260,787	45,275
	$1,598,164	$218,195

The minimum rental payments shown above are given for the existing lease obligation and include the cost of living adjustment minimum increase of 3% as well as the current common area costs.

The total rent expense, including common area expenses, was approximately $415,000 and $417,000 for the years ended December 31, 2006 and 2005, respectively.

Note E — Deposits

At December 31, 2006, the scheduled maturities of time deposits are as follows:

Due in One Year or Less	$29,026,666
Due from One to Three Years	8,739,278
Due after Three Years	416,637
$38,182,581

Note F — Borrowing Arrangements

As of December 31, 2006, the Bank had one advance outstanding from the Federal Home Loan Bank in the amount of $7,758,000 due on January 2, 2007 and includes interest payable on maturity at 5.34%. The Bank has pledged loans of approximately $78 million and FHLB Stock as collateral for these advances as well as potential future borrowings. The Bank’s excess borrowing capacity with FHLB was approximately $31 million at December 31, 2006.

The Bank may borrow up to $6,000,000 overnight on an unsecured basis from two of its primary correspondent banks. As of December 31, 2006, no amounts were outstanding under these arrangements.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note G — Income Taxes

The provision for income taxes for the years ended December 31, consists of the following:

	2006	2005
Current:
Federal	$—	$—
State	1,600	1,600
	1,600	1,600
Deferred	—	—
	$1,600	$1,600

A comparison of the federal statutory income tax rates to the Bank’s effective income tax rates at December 31 follow:

	2006		2005
	Amount	Rate	Amount	Rate
Statutory federal tax	$102,000	34.0%	$(142,000)	(34.0)%
State franchise tax, net of federal benefit	25,600	8.5%	(25,400)	(6.0)%
Change in valuation allowance	(136,000)	(45.3)%	148,000	35.4%
Other items, net	10,000	3.3%	21,000	5.0%
Actual tax expense	$1,600	0.5%	$1,600	0.4%

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying statements of financial condition at December 31:

	2006	2005
Deferred Tax Assets:
Operating Loss Carryforwards	$992,000	$1,108,000
Contributions	119,000	91,000
Allowance for Loan Losses Due to Tax Limitations	468,000	388,000
Other Items	19,000	22,000
	1,598,000	1,609,000
Deferred Tax Liabilities:
Depreciation	(105,000)	(111,000)
Deferred Loan Costs	(175,000)	(136,000)
Cash Basis Reporting for Income Tax Purposes	(317,000)	(237,000)
Other Items	(28,000)	(16,000)
	(625,000)	(500,000)
Valuation Allowance	(955,000)	(1,091,000)
Net Deferred Tax Assets	$18,000	$18,000

The valuation allowance was established because the Bank has not reported earnings sufficient enough to support the recognition of the deferred tax assets. The Bank has net operating loss carry forwards of approximately $2.4 million for federal income tax purposes and $2.2 million for California franchise tax purposes. Federal net operating loss carry forwards, to the extent not used, will expire in 2025. California net operating loss carry forwards, to the extent not used, will expire in 2015.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note H — Bank 401(K) Plan

The Bank has established a deferred compensation plan for all eligible employees. The employees may defer a portion of their compensation subject to certain limits based on federal tax laws. The Bank may elect to make matching contributions to the plan. Matching contributions will vest to the employee equally over a five-year period. For the periods ended December 2006 and 2005, contributions to the plan totaled $23,000 and $55,000, respectively.

Note I — Other Expenses

Other expenses as of December 31 are comprised of the following:

	2006	2005
Data Processing and Merchant Account Costs	$324,302	$436,993
Office Expenses	223,574	241,305
Insurances	60,628	61,817
Marketing and Business Promotion	267,691	369,969
Professional Fees	185,314	216,318
Other	410,112	357,842
	$1,471,621	$1,684,244

Note J — Commitments

In the ordinary course of business, the Bank enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Bank’s financial statements.

The Bank's exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as it does for loans reflected in the financial statements.

As of December 31, 2006 and 2005, the Bank had the following outstanding financial commitments whose contractual amount represents credit risk:

	2006	2005
Commitments to Extend Credit	$36,163,000	$27,080,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Bank evaluates each client's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Bank is based on management's credit evaluation of the customer. The majority of the Bank's commitments to extend credit are secured by real estate.

Note K — Related Party Transactions

In the ordinary course of business, the Bank has granted loans to certain officers and directors and the companies with which they are associated. In the Bank's opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons. The balance of these loans outstanding at December 31, 2006 and 2005 was approximately $3,526,000 and $4,680,000, respectively.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note K — Related Party Transactions  – (continued)

Deposits from related parties held by the Bank at December 31, 2006 and 2005 amounted to approximately $2,959,000 and $5,263,000, respectively.

Note L — Stock Grant Plan

On January 29, 2001 the Bank granted 15,450 shares of restricted stock to its officers who participated in the organization of the Bank. Shares pursuant to these grants vest 20% per year and all vested shares will be issued on the anniversary date of the grants. These grants were made to compensate officers for services rendered during the organizational period. Compensation cost associated with these grants is based on the market value of the shares at the date of grant, which was determined to be $10.00 per share. The compensation cost associated with the shares granted for services rendered during the organizational period totaled $154,500 and was charged to the organizational period costs in 2001. Surplus was also credited for the $154,500 compensation cost pending vesting and issuance of these shares. During 2003, 1,200 of these shares forfeited and were available to be granted to other employees.

The Bank also has set aside 12,140 shares of restricted stock to be granted to officers and employees of the Bank at the discretion of the Board of Directors as incentive for future performance. The compensation cost associated with these grants will be amortized over the vesting period of the grants, which is generally five years. As of December 31, 2006, 5,995 of these shares had been issued, 6,110 shares have been granted and are pending issuance pursuant to the vesting schedule and none are available for future grants.

As of December 31, 2006, 20,245 of the shares related to these grants had vested and been issued, including 2,035 shares that were issued in 2006. Shares totaling 1,600 will vest under all grants and be issued in 2007.

Note M — Stock Option Plan

The Bank’s 2000 Stock Plan was approved by its shareholders in January 2001. Under the terms of the Bank's stock option plan, full-time salaried employees may be granted nonqualified stock options or incentive stock options and directors and organizers may be granted nonqualified stock options. The Plan provides for options to purchase 246,725 shares of common stock at a price not less than 100% of the fair market value of the stock on the date of grant. All options expire no later than ten years from the date of the grant and vest over five years. The Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. The Bank recognized no stock-based compensation cost in 2006.

Since the Bank has a limited amount of historical stock activity the expected volatility is based on the historical volatility of similar banks that have a longer trading history. The expected term represents the estimated average period of time that the options remain outstanding. Since the Bank does not have sufficient historical data on the exercise of stock options, the expected term is based on the “simplified” method that measures the expected term as the average of the vesting period and the contractual term. The risk free rate of return reflects the grant date interest rate offered for zero coupon U.S. Treasury bonds over the expected term of the options.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note M — Stock Option Plan  – (continued)

A summary of the status of the Bank’s stock option plan as of December 31, 2006 and 2005 and changes during the periods ending thereon is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at Beginning of Year	174,975	$10.00
Granted	—	$—
Exercised	(2,000)	$10.00
Forfeited or Expired	(3,000)	$10.00
Outstanding at End of Year	169,975		4.9 Years	$170,000
Options Exercisable	151,975		4.6 Years	$152,000

The total intrinsic value of options exercised during the years ended December 31, 2006 and 2005 were $2,000 and $0, respectively. As of December 31, 2006, there is no unrecognized compensation cost related to the outstanding stock options.

Note N — Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note N — Regulatory Matters  – (continued)

As of December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency (the “OCC”) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action (there are no conditions or events since that notification that management believes have changed the Bank's category). To be categorized as well capitalized, the Bank must maintain minimum ratios as set forth in the table below. The following table also sets forth the Bank's actual capital amounts and ratios (dollar amounts in thousands):

			Amount of Capital Required
	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2006:
Total Capital (to Risk-Weighted Assets)	$13,514	10.8%	$10,028	8%	$12,535	10%
Tier 1 Capital (to Risk-Weighted Assets)	$12,089	9.6%	$5,014	4%	$7,521	6%
Tier 1 Capital (to Average Assets)	$12,089	9.3%	$5,221	4%	$6,526	5%
As of December 31, 2005:
Total Capital (to Risk-Weighted Assets)	$12,543	12.4%	$8,127	8%	$10,159	10%
Tier 1 Capital (to Risk-Weighted Assets)	$11,329	11.2%	$4,064	4%	$6,095	6%
Tier 1 Capital (to Average Assets)	$11,329	9.0%	$5,046	4%	$6,307	5%

The Bank is restricted as to the amount of dividends, which can be paid. Dividends declared by national banks that exceed net income (as defined by OCC regulations) for the current year plus retained net income for the preceding two years must be approved by the OCC. Also, the Bank may not pay dividends that would result in capital levels being reduced below the minimum requirements shown above.

Note O — Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not

BUSINESS FIRST NATIONAL BANK AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2006 and 2005

Note O — Fair Value of Financial Instruments  – (continued)

considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Financial Assets

The carrying amounts of cash, short-term investments, due from customers on acceptances, and bank acceptances outstanding are considered to approximate fair value. Short-term investments include federal funds sold, securities purchased under agreements to resell, and interest bearing deposits with banks. The fair values of investment securities, including available-for-sale, are generally based on quoted market prices. The fair value of loans are estimated using a combination of techniques, including discounting estimated future cash flows and quoted market prices of similar instruments where available.

Financial Liabilities

The carrying amounts of deposit liabilities payable on demand, commercial paper, and other borrowed funds are considered to approximate fair value. For fixed maturity deposits, fair value is estimated by discounting estimated future cash flows using currently offered rates for deposits of similar remaining maturities. The fair value of long-term debt is based on rates currently available to the Bank for debt with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments

The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

The estimated fair value of financial instruments at December 31, 2006 and 2005 is summarized as follows (dollar amounts in thousands):

	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets:
Cash and Due From Banks	$2,921	$2,921	$3,942	$3,942
Federal Funds Sold	—	—	200	200
Interest-Bearing Deposits	—	—	2,000	2,000
Investment Securities	16,330	16,330	18,308	18,308
Loans, net	116,757	116,674	92,722	92,013
Federal Reserve and other Bank Stocks	1,065	1,065	960	960
Accrued Interest Receivable	691	691	622	622
Financial Liabilities:
Deposits	119,786	117,635	107,784	105,134
Other Borrowings	7,758	7,758	1,655	1,655
Accrued Interest and Other Liabilities	250	250	292	292

APPENDIX A

AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

Dated as of May 29, 2007

By and Between

Heritage Oaks Bancorp

and

Business First National Bank

AGREEMENT TO MERGE
AND PLAN OF REORGANIZATION

THIS AGREEMENT TO MERGE AND PLAN OF REORGANIZATION (“Agreement”) is entered into as of May 29, 2007, between Heritage Oaks Bancorp, a corporation and registered bank holding company organized under the laws of California (“Company”) located in Paso Robles, California, and Business First National Bank, a national banking association (“Seller”), located in Santa Barbara, California.

R E C I T A L S:

A. Company and Seller believe that it would be in their respective best interests and in the best interests of their respective shareholders for Seller to merge with and into Heritage Oaks Bank (“Company Bank”), all in accordance with the terms set forth in this Agreement and applicable law (the “Merger”).

B. The respective Boards of Directors of Company and Seller have adopted by at least majority vote resolutions approving and authorizing the Merger, this Agreement and the transactions contemplated herein.

C. Company and Seller desire to make certain representations, warranties, covenants and agreements in connec-tion with the transactions contemplated by this Agreement.

D. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a “reorganization” under Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

E. As a material inducement to Company entering into this Agreement, Joanne Funari, Seller’s President, has entered into an Employment Agreement with Company Bank of even date herewith, which will be effective as of Effective Day.

F. As a further material inducement to Company entering into this Agreement, certain shareholders, referred to as the Pohlad Group, shall enter into a “Shareholder Agreement” with Company to be effective as of the Effective Day, and in the form attached hereto as Exhibit B.

A G R E E M E N T

IN CONSIDERATION of the premises and mutual covenants hereinafter contained, Company and Seller agree as follows:

ARTICLE 1
DEFINITIONS AND DETERMINATIONS

1.1 Definitions.   Capitalized terms used in this Agreement shall have the meanings set forth below:

“Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

“Average Closing Price” means the average of the daily closing price of a share of Company’s Stock reported over the Nasdaq Capital Market (“Nasdaq”) during the fifteen (15) consecutive trading days ending on the fifth trading day prior to the anticipated Effective Day (the “Company Measuring Period”), whether or not Company trades occurred on those days.

“Award” means a right of any kind, contingent or accrued, to acquire or receive shares of Seller Stock or benefits measured by the value of Seller Stock, and each award of any kind consisting of shares of Seller Stock that may be held, awarded, outstanding, payable or reserved for issuance under a Seller Benefit Arrangement or Seller Stock Option Plan, other than Seller Stock Options.

“Benefit Arrangement” means any plan or arrangement maintained or contributed to by a Party, including an “employee benefit plan” within the meaning of ERISA, (but exclusive of base salary and base wages and of Social Security, workers compensation, unemployment and other benefits mandated by statute) which provides for any form of current or deferred compensation, bonus, stock option, profit sharing, benefit, retirement, incentive, group health or insurance, welfare or similar plan or arrangement for the benefit of any employee, officer or director or class of employee, officer or director, whether active or retired, of a Party.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Business Day” means any day other than a Saturday, Sunday or day on which commercial banks in California are authorized or required to be closed.

“Certificates” shall have the meaning given such term in Section 2.5(b).

“CGCL” means the California General Corporation Law.

“Change in Recommendation” shall have the meaning given such term in Section 7.1(a).

“Charter Documents” means, with respect to any business organization, any certificate of incorporation, articles of association, or articles of incorporation and any bylaws, each as amended to date, that regulate the basic organization of the business organization and its internal relations.

“Closing” means the consummation of the Merger on the Effective Day at the main office of Company or at such other place as may be agreed upon by the Parties.

“Code” shall have the meaning given such term in the Recitals.

“Company” shall have the meaning given such term in the introductory clause.

“Company Bank” shall have the meaning given such term in the Recitals.

“Company Benefit Arrangement” means the Benefit Arrangements maintained or otherwise contributed to by Company or Company Bank.

“Company Initial Price” means $17.91.

“Company Measuring Period” has the meaning set forth in the definition of Average Closing Price.

“Company Stock” means the common stock, no par value, of Company.

“Company Stock Option” means any option issued pursuant to the Company Stock Option Plans.

“Company Stock Option Plans” means the Company’s 1997 Stock Option Plan and 2005 Equity Based Compensation Plan, as amended.

“Competing Transaction” shall have the meaning given such term in Section 6.12.

“Confidential Information” means all information exchanged heretofore or hereafter between Seller and its affiliates and agents, on the one hand, and Company and Company Bank and their affiliates and agents, on the other hand, which is information related to the business, financial position or operations of the Person responsible for furnishing the information or an Affiliate of such Person (such information to include, by way of example only and not of limitation, client lists, company manuals, internal memoranda, strategic plans, budgets, forecasts/ projections, computer models, marketing plans, files relating to loans originated by such Person, loans and loan participations purchased by such Person from others, investments, deposits, leases, contracts, employment records, minutes of board of directors meetings (and committees thereof) and shareholder meetings, legal proceedings, reports of examination by any Governmental Entity, and such other records or documents such Person may supply to the other Party pursuant to the terms of this Agreement or as contemplated hereby). Notwithstanding the foregoing, “Confidential Information” shall not include any information that (i) at the time of disclosure or thereafter is generally available to and known by the public (other than as a result of a disclosure directly or indirectly by the recipients or any of their officers, directors, employees or other representatives or agents), (ii) was available to the recipients on a nonconfidential basis from a source other than Persons responsible for furnishing the information, provided that such source is not and was not bound by a confidentiality agreement with respect to the information, or (iii) has been independently acquired or developed by the recipients without violating any obligations under this Agreement.

“Consents” means every required consent, approval, absence of disapproval, waiver or authorization from, or notice to, or registration or filing with, any Person.

“DFI” means the California Department of Financial Institutions.

“Directors’ Agreement” shall mean an agreement substantially in the form attached as Exhibit C.

“Disclosure Letter” means a disclosure letter from the Party making the disclosure and delivered to the other Party.

“DPC Property” means voting securities, other personal property and real property acquired by foreclosure or otherwise, in the ordinary course of collecting a debt previously contracted for in good faith, retained with the object of sale for any applicable statutory holding period, and recorded in the holder's business records as such.

“Effective Day” means the day on which the Effective Time occurs.

“Effective Time” shall have the meaning given such term in Section 2.2.

“Encumbrances” means any option, pledge, security interest, lien, charge, encumbrance, mortgage, assessment, claim or restriction (whether on voting, disposition or otherwise), whether imposed by agreement, understanding, Rule or otherwise.

“Environmental Laws” shall have the meaning given such term in Section 4.23.

“Equity Securities” means capital stock or any options, rights, warrants or other rights to subscribe for or purchase capital stock, or any plans, contracts or commitments that are exercisable in such capital stock or that provide for the issuance of, or grant the right to acquire, or are convertible into, or exchangeable for, such capital stock.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means American Stock Transfer & Trust Company, or such other financial institution appointed by Company with the approval of Seller, which approval shall not be unreasonably withheld, to reflect the exchange contemplated by Section 2.5 hereof.

“Exchange Fund” shall have the meaning given such term in Section 2.5.

“Exchange Ratio” means the quotient, taken to the 10,000th decimal, of the Per Share Consideration divided by the Average Closing Price.

“Executive Officer” means with respect to any company a natural Person who participates or has the authority to participate (other than solely in the capacity of a director) in major policy making functions of the company, whether or not such Person has a title or is serving with salary or compensation and, in the case of Seller, shall mean Seller’s president.

“FDIC” means the Federal Deposit Insurance Corporation.

“Final Index” shall have the meaning given such term in Section 10.1(g).

“Financial Statements of Company” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Company and the related opinions thereon for the years ended December 31, 2004, 2005 and 2006 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Company for the three months ended March 31, 2007.

“Financial Statements of Seller” means the audited consolidated financial statements (balance sheets, statements of income, statements of cash flow and statements of changes in financial position) and notes thereto of Seller and the related opinions thereon for the years ended December 31, 2004, 2005 and 2006 and the unaudited consolidated statements of financial condition and statements of operations and cash flow of Seller for the three months ended March 31, 2007.

“FRB” shall mean the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles accepted in the United States of America consistently applied during the periods involved.

“Governmental Entity” means any court or tribunal in any jurisdiction or any United States federal, state, district, domestic, or other administrative agency, department, commission, board, bureau or other governmental authority or instrumentality.

“Hazardous Materials” shall have the meaning given such term in Section 4.23.

“Immediate Family” shall mean a Person’s spouse, parents, in-laws, children and siblings.

“Index” shall have the meaning given such term in Section 10.1(g).

“Initial Index” means 3249.02.

“Insurance Amount” shall have the meaning given such term in Section 5.8.

“IRS” shall mean the Internal Revenue Service.

“Investment Securities” means any equity security or debt security as defined in Statement of Financial Accounting Standard No. 115.

“Mailing Date” means three Business Days after the Effective Day, or as soon thereafter as reasonably practicable.

“Material Adverse Effect” means, with respect to any Party, any change, circumstance or effect, individually or in the aggregate, that is materially adverse to the business, operations, assets, liabilities, personnel, prospects or condition (financial or otherwise), of such Party and its Subsidiaries taken as a whole, other than any change, circumstance or effect relating to (A) the U.S. economy or U.S. securities markets affecting banks generally, except to the extent such change disproportionately affects such Party, (B) changes, after the date hereof, in generally accepted accounting principles or regulatory accounting requirements applicable to banks generally, except to the extent such change disproportionately affects such Party, (C) changes, after the date hereof, in laws of general applicability or interpretations thereof by courts or governmental authorities, or (D) actions or omissions by Seller taken with the prior written permission of Company or upon the recommendation of Company or required under this Agreement.

“Merger” shall have the meaning set forth in Section 2.1(a).

“OCC” means the Office of the Comptroller of the Currency.

“Operating Loss” shall have the meaning given such term in Section 4.22.

“Party” means Company or Seller.

“Per Share Cash Consideration” is $3.44 less any adjustment required by Section 8.2(j).

“Per Share Consideration” is the sum of the Per Share Cash Consideration and the product of the Per Share Stock Consideration and the Average Closing Price.

“Per Share Stock Consideration” is 0.5758 Heritage Shares.

“Permit” means any United States federal, foreign, state, local or other license, permit, franchise, and certificate of authority, order of approval necessary or appropriate under applicable Rules.

“Person” means any natural person, corporation, trust, association, unincorporated body, partnership, joint venture, Governmental Entity, statutorily or regulatory sanctioned unit or any other person or organization.

“Plan of Merger” means the Plan of Merger substantially in the form attached as Exhibit A.

“Professional Fees” shall have the meaning given such term in Section 8.2(j).

“Proportionate Relative to the Index” shall have the meaning given such term in Section 10.1(g).

“Proxy Statement” means the proxy statement/prospectus that is included as part of the S-4 and used to solicit proxies for the Seller Shareholders’ Meeting and to offer and sell the shares of Company Stock to be issued in connection with the Merger.

“Related Group of Persons” means Affiliates, members of an Immediate Family or Persons the obligation of whom would be attributed to another Person pursuant to the regulations promulgated by the SEC.

“Rights” means, with respect to any Person, the stock options, stock appreciation rights, warrants, and any other securities or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls or commitments relating to, or other instrument the value of which is determined in whole or in part by reference to the market price or value of, any shares of capital stock or any other property or assets of such Person.

“Rule” means any statute or law or any judgment, decree, injunction, order, regulation or rule of any Governmental Entity.

“S-4” means the registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Company Stock to be issued in the Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for the Seller Shareholders’ Meeting.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the Securities and Exchange Commission.

“SEC Reports” mean all reports filed by a Party hereto pursuant to the Exchange Act with the SEC.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” shall have the meaning given such term in the introductory clause.

“Seller Benefit Arrangement” shall have the meaning given such term in Section 4.18.

“Seller Property” shall have the meaning given such term in Section 4.23.

“Seller Scheduled Contracts” shall have the meaning given such term in Section 4.25.

“Seller Shareholders' Meeting” shall have the meaning given such term in Section 7.1(a).

“Seller Stock” means the common stock, $5.00 par value of Seller.

“Seller Stock Option Plan” means the Business First National Bank 2000 Stock Option Plan, as amended to date.

“Seller Stock Options” means the stock options issued pursuant to Seller Stock Option Plan and as listed on Seller’s Disclosure Letter pursuant to Section 4.2.

“Significant Decline” shall have the meaning given such term in Section 10.1(g).

“Shareholder Agreement” shall have the meaning given such term in the Recitals.

“Subsidiary” means, as to any Person, a corporation, limited liability company, partnership or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, limited liability company, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person.

“Surviving Bank” means the Company Bank as the California banking corporation surviving the Merger of Seller with and into Company Bank.

“Tank” shall have the meaning given such term in Section 3.21.

“Termination Notice” shall have the meaning given such term in Section 10.1(g).

“Third Party Consent” shall have the meaning given such term in subsection (b) of Section 5.6.

“To the knowledge” shall have the meaning given such term in Section 11.13.

ARTICLE 2
CONSUMMATION OF THE MERGER

2.1 The Merger; Plan of Reorganization.

(a) Subject to the terms and conditions of this Agreement, at the Effective Time, Seller will be merged with and into Company Bank (the “Merger”) and the separate corporate existence of Seller shall cease. Company Bank shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Bank”), and shall continue to exist as a California banking corporation with all its rights, privileges, immunities, powers and franchises continuing unaffected by the Merger. The main office of the Surviving Bank will be 545 Twelfth Street, Paso Robles, California, and it will maintain offices at the legally established offices of Company Bank and Seller prior to the Merger. All assets, rights, franchises, titles and interests of Seller in and to every type of property (real, personal and mixed, including all the right, title and interest to Seller’s names, trade names, service marks and the like) and choses in action shall be transferred to and vested in Surviving Bank by virtue of the Merger without any deed or other transfer, and Company Bank, without order or action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests in the same manner and to the same extent that such rights, franchises and interests were held by Seller at the Effective Time. At the Effective Time, the Surviving Bank shall be liable for all liabilities of Seller, and all debts, liabilities, obligations and contracts of Seller, whether matured or unmatured, accrued, absolute, contingent or otherwise, and whether or not reflected or reserved against on balance sheets, books of accounts or records of Seller shall be those of Surviving Bank; and all rights of creditors or other obligees and all liens on property of Seller shall be preserved unimpaired.

(b) The Charter Documents of Company Bank as in effect immediately prior to the Effective Time shall continue in effect after the Merger until thereafter amended in accordance with applicable law, the members of the board of directors and the Executive Officers of Company Bank immediately prior to the Merger shall continue in their respective positions after the Merger and be the board of directors and Executive Officers of Surviving Bank and the operations of Company Bank shall continue in effect after the Merger; provided, however, that Company shall have taken prior to the Effective Time all necessary steps so that at the Effective Time (i) the number of directors of Company and Company Bank shall be increased by one, and (ii) one of the current directors of Seller (who shall be chosen by Company, subject to the consent of Seller, whose consent shall not be unreasonably denied) shall be added to Company’s and Company Bank’s board of directors and shall serve until the earlier of his resignation or until his successor is duly elected and qualified. Notwithstanding the foregoing, Company shall cause such new director to be renominated at Company’s 2008 Annual Meeting of Shareholders for election as a Company director until Company’s 2009 Annual Meeting of Shareholders and shall cause such new director to be reelected to Company Bank’s board of directors by action of Company’s board of directors to serve as a director of Company Bank until Company’s 2009 Annual Meeting of Shareholders. Notwithstanding anything to the contrary in this Agreement, the covenant set forth in the preceding sentence shall survive the Effective Time.

(c) Company may, at any time prior to the Effective Time (including, to the extent permitted by applicable law, after the Seller’s shareholders have adopted this Agreement), change the method of effecting the Merger (including, without limitation, the provisions of this Article 2 and including, without limitation, by electing not to merge the Seller into Company Bank, but rather merge a Subsidiary of Company into the Seller if and to the extent it deems such change to be necessary, appropriate or desirable); provided, however, that no such change shall (i) alter or change the amount or kind of the consideration to be paid to holders of Seller Stock, (ii) adversely affect the tax treatment of the Seller’s shareholders as a result of receiving the consideration to be paid to holders of Seller Stock, (iii) materially impede, delay or prevent consummation of the transactions contemplated by this Agreement or (iv) otherwise be materially prejudicial to the interests of the shareholders of the Seller.

2.2 Effective Time.   The Closing shall take place as soon as practicable following (i) the satisfaction or waiver of the conditions set forth in Sections 8.1, 8.2 and 8.3, (ii) receipt of approval of all required Governmental Entities for the Merger, and (iii) the expiration of all required waiting periods, or such other time and date as to which the Parties may agree. The Merger shall be effective upon the filing of articles of merger, including the Plan of Merger, with the DFI. Such time is referred to herein as the “Effective Time.”

2.3 Conversion of Shares.   At the Effective Time and pursuant to the Plan of Merger:

(a) Subject to the exceptions and limitations in Section 2.4, each outstanding share of Seller Stock shall, by virtue of the Merger, be converted into the right to receive shares of Company Stock in accordance with the Per Share Stock Consideration plus the Per Share Cash Consideration.

(b) Each outstanding share of Company Stock shall remain outstanding and shall not be converted or otherwise affected by the Merger.

(c) If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Company Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Per Share Stock Consideration.

2.4 Certain Exceptions and Limitations.   (A) Any shares of Seller Stock held by Company or any Subsidiary of Company (other than shares held in a fiduciary capacity or as DPC Property) will be canceled at the Effective Time; (B) Seller Perfected Dissenting Shares shall not be converted, but shall, after the Effective Time, be entitled only to such rights as are granted them by 12 USC 215a(b) (each dissenting shareholder who is entitled to payment for his shares of Seller Stock shall receive such payment in an amount as determined pursuant to 12 USC 215a(b)); and (C) no fractional shares of Company Stock shall be issued in the Merger and, in lieu thereof, each holder of Seller Stock who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product (calculated to the nearest hundredth) obtained by multiplying such fractional share interest by the Per Share Consideration.

2.5 Exchange Procedures.

(a) As of the Effective Time, Company shall have deposited with the Exchange Agent for the benefit of the holders of shares of Seller Stock, for exchange in accordance with this Section 2.5 through the Exchange Agent, certificates representing the shares of Company Stock issuable pursuant to Section 2.3 and funds in an amount equal to (i) the funds payable pursuant to Section 2.3 and (ii) cash to be paid for fractional shares of

Company Stock which would otherwise be issuable in connection with Section 2.3 hereof, but for the operation of Section 2.4 of this Agreement (collectively, the “Exchange Fund”).

(b) Company shall direct the Exchange Agent to mail on the Mailing Date to each holder of record of a certificate or certificates of Seller Stock (the “Certificates”): (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent), and (ii) instructions for use in effecting the surrender of the Certificates. Upon surrendering of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Company, together with such letters of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration provided herein, and the Certificate so surrendered shall forthwith be canceled. In the event a Certificate is surrendered representing Seller Stock, the transfer of ownership which is not registered in the transfer records of Seller, the consideration provided herein will be paid if the Certificate representing such Seller Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.5 and except as provided in subsection (g) hereof, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the consideration provided herein. Notwithstanding anything to the contrary set forth herein, if any holder of shares of Seller Stock should be unable to surrender the Certificates for such shares, because they have been lost or destroyed, such holder may deliver in lieu thereof, in the discretion of Company, such bond in form and substance and with surety reasonably satisfactory to Company and thereafter shall be entitled to receive the consideration provided herein. No interest shall be paid on the Per Share Cash Consideration.

(c) No dividends or other distributions declared or made after the Effective Time with respect to Company Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate who is to receive Company Stock pursuant to the provisions hereof until the holder of record of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate by a holder receiving Company Stock pursuant to the provisions hereof, there shall be paid to the record holder of the certificates representing whole shares of Company Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Company Stock to which such holder is entitled pursuant to Section 2.4 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Company Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Company Stock.

(d) As of the Effective Time, there shall be no further registration of transfers on the stock transfer books of Seller or Company of the shares of Seller Stock, which were outstanding immediately prior to the Effective Time.

(e) Any portion of the Exchange Fund which remains undistributed to the shareholders of Seller following the passage of six months after the Effective Time shall be delivered to Company, upon demand, and any shareholders of Seller who have not theretofore complied with this Section 2.5 shall thereafter look only to Company for payment of their claim for the consideration provided herein.

(f) Neither Company nor Seller shall be liable to any holder of shares of Seller Stock for such shares (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the shares of Company Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect to such shares of Company Stock for the account of the Persons entitled thereto. Former shareholders of record of Seller who are to receive shares of Company Stock pursuant to the provisions hereof shall be entitled to vote after the Effective Time at any meeting of Company shareholders the number of whole shares of Company Stock into which their respective shares of Seller Stock are converted, regardless of whether such holders have exchanged their Certificates for certificates representing Company Stock in accordance with the provisions of this Agreement.

2.6 Directors’ Agreements.   Concurrently with the execution of this Agreement, Seller shall cause each of its directors to enter into a Directors’ Agreement in the form attached hereto as Exhibit C.

2.7 Stock Options.

(a) Subject to the terms of the Seller Stock Option Plan, each person who holds one or more options to purchase Seller Stock shall be permitted to exercise any options granted under the Seller Stock Option Plan, prior to the Effective Time, in accordance with the terms of the Seller Stock Option Plan. Seller will facilitate the exercise of those options by allowing those options to be exercised and taxes paid by Seller or holder as permitted by applicable law.

(b) For any options not exercised prior to the Effective Time of the Merger, each optionee shall receive substitute options from Company in accordance with Section 9.2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF COMPANY

At least two Business Days prior to the date hereof, Company shall have delivered to Seller a schedule (the “Company Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III or to one or more covenants contained in Article V (provided that any information set forth in any one section of the Company Disclosure Letter shall be deemed to apply to each other applicable Section or subsection of such Company Disclosure Letter if its relevance to the information called for in such Section or subsection is reasonably apparent on its face).

Except as set forth in the Company Disclosure Letter, Company represents and warrants to Seller as follows:

3.1 Incorporation, Standing and Power.   Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of California and is registered as a bank holding company under the BHC Act. Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company Bank is a California banking corporation and is authorized by the DFI to conduct a general banking business. Company Bank’s deposits are insured by the FDIC in the manner and to the extent provided by law. Company and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Company or its Subsidiaries nor the location of any of their respective properties requires that Company or its Subsidiaries be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would have a Material Adverse Effect on Company.

3.2 Capitalization.   As of the date of this Agreement, the authorized capital stock of Company consisted of (i) 20,000,000 shares of Company Stock, of which 6,598,355 shares were outstanding. All the outstanding shares of Company Stock are duly authorized, validly issued, fully paid, nonassessable and without preemptive rights. Except for Company Stock Options covering shares of Company Stock granted pursuant to the Company Stock Option Plans and except as set forth in Company’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Company Stock or any other securities convertible into such stock, and Company is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock.

3.3 Subsidiaries.   The Company’s Disclosure Letter sets forth each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Company have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Company authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights. Other than the Subsidiaries of the Company, the Company does not beneficially own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

3.4 Financial Statements.   Company has previously furnished to Seller a copy of the Financial Statements of Company. The Financial Statements of Company: (a) present fairly the consolidated financial condition of Company and its Subsidiaries as of the respective dates indicated and consolidated results of operations for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Company and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of Company and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Company and its Subsidiaries and (ii) of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice, neither Company nor its Subsidiaries has any liabilities, whether absolute, accrued, contingent or otherwise.

3.5 Authority of Company.   The execution and delivery by Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Company and this Agreement is a valid and binding obligation of Company, enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Neither the execution and delivery by Company of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Company with any of the provisions hereof, will: (a) violate any provision of its Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Company is a party, or by which Company or any of its respective properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect on Company; or (c) violate any Rule applicable to Company. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Company or its Subsidiaries, and no Consent of any Person or shareholder approval, is required in connection with the execution and delivery by Company of this Agreement or the consummation by Company of the Merger and the transactions contemplated hereby, except (i) the approval of the Merger and the transactions contemplated hereby by Company as the sole shareholder of Company Bank; (ii) such approvals or notices as may be required by the FDIC and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; and (iv) as otherwise set forth in Company’s Disclosure Letter.

3.6 Litigation.   Except as set forth in Company’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Company’s knowledge threatened, against Company, any of its Subsidiaries or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Company or its Subsidiaries. There are no judgments, decrees, stipulations or orders against Company or its Subsidiaries enjoining them or any of their directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Company or its Subsidiaries. To the knowledge of Company and its Subsidiaries, neither Company nor any of its Subsidiaries are a party to any pending or, to the knowledge of any of their officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

3.7 Compliance with Laws and Regulations.   Except as set forth in Company’s Disclosure Letter, neither Company nor any of its Subsidiaries is in default under or in breach of any provision of their Charter Documents or any Rule promulgated by any Governmental Entity having authority over them or any agreement with any Governmental Entity, where such default or breach would have a Material Adverse Effect on Company. Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq.

3.8 Absence of Material Change.   Since December 31, 2006, the businesses of Company and its Subsidiaries have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Company’s Disclosure Letter, there has not occurred since December 31, 2006 any event that has had or may reasonably be expected to have a Material Adverse Effect on Company.

3.9 Community Reinvestment Act.   Company Bank received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Neither Company nor Company Bank has been advised of any concerns regarding compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

3.10 SEC Reports.   As of the respective dates, since December 31, 2006, Company has filed all SEC Reports required to be filed by it and none of Company’s SEC Reports contained at the time of filing any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstance under which they were made, not misleading. Each of the Company’s SEC Reports, at the time of its filing or being furnished complied, or if not yet filed or furnished, will comply, in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act, and any Rules promulgated thereunder applicable to the Company’s SEC Reports.

3.11 Regulatory Approvals.   To the knowledge of Company and its Subsidiaries, Company and its Subsidiaries have no reason to believe that they would not receive all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement without the imposition of a materially burdensome condition in connection with the approval of any such application.

3.12 Performance of Obligations.   Company and its Subsidiaries have each performed all of the obligations required to be performed by them to date and are not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To Company’s and its Subsidiaries’ knowledge, no party with whom any of them have an agreement that is material to their business is in default thereunder.

3.13 Licenses and Permits.   Each of Company and its Subsidiaries has all licenses and permits that are necessary for the conduct of their business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect on Company. The properties and operations of Company and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules.

3.14 Undisclosed Liabilities.   Neither Company nor any of its Subsidiaries knows of any basis for the assertion against them of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a Material Adverse Effect on Company that is not fairly reflected in the Financial Statements of Company or otherwise disclosed in this Agreement.

3.15 Accounting Records; Disclosure Controls; Internal Controls.

(a) Each of Company and its Subsidiaries maintains accounting records which fairly and validly reflect, in all material respects, their transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management's general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Company or its Subsidiaries which is not easily and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

(b) Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that information required to be disclosed by Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s SEC Reports and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the asset of Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company are being made only in accordance with authorizations of management and directors of Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on its financial statements.

(c) Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Company’s auditors and the audit committee of Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Company’s ability to record, process, summarize and report financial information and has identified for Company’s auditors and audit committee of Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. Company has made available to Seller (i) a summary of any such disclosure made by management to Company’s auditors and audit committee since January 1, 2007 and (ii) any material communication since January 1, 2007 made by management or Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since January 1, 2007, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by Company. Company has made available to Seller a summary of all material complaints or concerns relating to other matters made since January 1, 2007 through Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Rule. No attorney representing Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to Company’s audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the Rules in adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any Company policy contemplating such reporting, including in instances not required by those Rules.

3.16 Absence of Adverse Agreements.   Neither Company nor any of its Subsidiaries is a party to any agreement or instrument, nor is Company or any such Subsidiary subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which now or in the future may have a Materially Adverse Effect.

3.17 Disclosure.   Neither the Company Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Company pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.18 Bank Secrecy Act.   Neither Company nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

3.19 Brokers and Finders.   Except as provided in Company’s Disclosure Letter with copies of any such written agreements attached, neither Company nor any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability by Company or its Subsidiaries to any broker or finder.

3.20 Allowance for Loan Losses.   Company Bank’s allowance for loan losses is and will be at the Effective Time in accordance (i) with its existing methodology for determining the adequacy of its allowance for loan losses, (ii) with GAAP in all materials respects and (iii) with all applicable regulatory requirements of any Governmental Entity.

3.21 Environmental Matters.   Except as set forth in Company’s Disclosure Letter, to the knowledge of Company and its Subsidiaries, (i) Company and its Subsidiaries are in compliance with all Environmental Laws; (ii) there are no Tanks on or under any Company Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Company Property; (iv) Company Bank does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Company and its Subsidiaries, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Company or any of its Subsidiaries or concerning property securing Company Bank’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Company Property or property securing Company Bank loans, relating to the foregoing representations (i) – (iv), in each case the noncompliance with which, or the presence of which would have a Material Adverse Effect on Company. “Company Property” shall mean real estate currently owned, leased, or otherwise used by Company or any of its Subsidiaries, or in which any of said entities has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Company or Company Bank in its capacity as a trustee or otherwise. For purposes of this Agreement, (i) the term “Environmental Laws” shall mean all applicable statutes, regulations, rules, ordinances, codes, licenses, permits, orders, approvals, plans, authorizations, concessions, franchises, and similar items of all Governmental Entities and all applicable judicial, administrative, and regulatory decrees, judgments, and orders relating to the protection of human health or the environment, including, without limitation: all requirements, including, but not limited to those pertaining to reporting, licensing, permitting, investigation, and remediation of emissions, discharges, releases, or threatened releases of Hazardous Materials, chemical substances, pollutants, contaminants, or hazardous or toxic substances, materials or wastes whether solid, liquid, or gaseous in nature, into the air, surface water, groundwater, or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of chemical substances, pollutants, contaminates, or hazardous or toxic substances, materials, or wastes, whether solid, liquid, or gaseous in nature and all requirements pertaining to the protection of the health and safety of employees or the public; (ii) “Tank” shall mean treatment or storage Tanks, sumps, or water, gas or oil wells and associated piping transportation devices ; and (iii) the term “Hazardous Materials” shall mean any substance the presence of which requires investigation or remediation under any federal, state, or local statute, regulation, ordinance, order, action, policy or common law, or which is or becomes defined as a hazardous waste, hazardous substance, hazardous material, used oil, pollutant or contaminant under any federal, state or local statute, regulation, rule or ordinance or amendments thereto including without limitation, the Comprehensive Environmental Response; Compensation and Liability Act (42 USC 9601, et seq.); the Resource Conservation and Recovery Act (42 USC 6901, et seq.); the Clean Air Act, as amended (42 USC 7401, et seq.); the Federal Water Pollution Control Act, as amended (33 USC 1251, et seq.); the Toxic Substances Control Act, as amended (15 USC 2601, et seq.); the Occupational Safety and Health Act, as amended (29 USC 65); the Emergency Planning and Community Right-to-Know Act of 1986 (42 USC 11001, et seq.); the Mine Safety and Health Act of 1977, as amended (30 USC 801, et seq.); the Safe Drinking Water Act (42 USC 300f, et seq.); and all comparable state and local laws; laws of other jurisdictions or orders and regulations; or the presence of which causes or threatens to cause a nuisance, trespass or other common law tort upon real property or adjacent properties or poses or threatens to pose a hazard to the health or safety of persons or without limitation, which contains gasoline, diesel fuel or other petroleum hydrocarbons; polychlorinated biphenyls (PCB’s), asbestos or urea formaldehyde foam insulation, but excluding household or similar items used in the ordinary course of business for cleaning, office machines and the like. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Company or any of its Subsidiaries without the imposition of any duty of inquiry beyond that required in Company Bank’s lending policies.

3.22 Taxes.   Except as set forth in Company’s Disclosure Letter, Company and its Subsidiaries have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Company and its Subsidiaries and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Company’s Disclosure Letter, Company and its Subsidiaries have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Company and its Subsidiaries in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Company or its Subsidiaries and, to the extent required by GAAP, reflected in the Financial Statements of Company, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Company’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Company and its Subsidiaries and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Company and its Subsidiaries; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Company and its Subsidiaries and lists each tax case of Company and its Subsidiaries currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent's report issued to Company and its Subsidiaries within the last twelve (12) months. Except as set forth in Company’s Disclosure Letter, to the knowledge of Company, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Company and its Subsidiaries. To the knowledge of Company, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Company’s Disclosure Letter.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF
SELLER

At least two Business Days prior to the date hereof, Seller shall have delivered to Company a schedule (the “Seller Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article IV or to one or more covenants contained in Article VI (provided that any information set forth in any one section of the Seller Disclosure Letter shall be deemed to apply to each other applicable Section or subsection of such Seller Disclosure Letter if its relevance to the information called for in such Section or subsection is reasonably apparent on its face).

Except as set forth in the Seller Disclosure Letter, Seller represents and warrants to Company as follows:

4.1 Incorporation, Standing and Power.   Seller has been duly incorporated and is validly existing as a national banking association in good standing under the laws of the United States of America. Each Subsidiary of the Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Seller is a national banking association and is authorized by the OCC to conduct a general banking business. Seller’s deposits are insured by the FDIC in the manner and to the extent provided by law. Seller and its Subsidiaries have all requisite corporate power and authority to own, lease and operate their respective properties and assets and to carry on their respective businesses as presently conducted. Neither the scope of the business of Seller or its Subsidiaries nor the location of any of their respective properties requires that Seller or its Subsidiaries be licensed to do business in any jurisdiction other than in California where the failure to be so licensed would have a Material Adverse Effect on Seller.

4.2 Capitalization.   As of the date of this Agreement, the authorized capital stock of Seller consists of 5,000,000 shares, of which 1,467,724 shares are outstanding. All the outstanding shares of Seller Stock are duly authorized, validly issued, fully paid, nonassessable (except to the extent provided in 12 USC 55) and without preemptive rights. Except as set forth in Seller’s Disclosure Letter, there are no outstanding options, warrants or other rights in or with respect to the unissued shares of Seller Stock or any other securities convertible into such stock, and Seller is not obligated to issue any additional shares of its capital stock or any options, warrants or other rights in or with respect to the unissued shares of its capital stock or any other securities convertible into such stock. Seller’s Disclosure Letter sets forth a list (i) of all Seller Stock Options, including the name of the optionee, the number of shares of Seller Stock to be issued pursuant to the option and the exercise price of the option, (ii) for each other Seller Award, the name of the grantee or holder, the date of the grant and the number of shares of Seller Stock subject to such Award, and (iii) for all grants reflected in either (i) or (ii) copies of all agreements granting such awards and copies of certified board minutes authorizing and approving such awards.

4.3 Subsidiaries.   The Seller’s Disclosure Letter sets forth each of the Seller’s Subsidiaries and the ownership interest of the Seller in each such Subsidiary, as well as the ownership interest of any other Person or Persons in each such Subsidiary. The outstanding shares of capital stock of each Subsidiary of the Seller have been duly authorized and are validly issued, fully paid and nonassessable, and are not subject to preemptive rights (and were not issued in violation of any preemptive rights). There are no shares of capital stock of any Subsidiary of the Seller authorized and reserved for issuance, no such Subsidiary has any other Rights issued or outstanding with respect to such capital stock, and no such Subsidiary has any commitment to authorize, issue or sell any such capital stock or Rights. Other than the Subsidiaries of the Seller, the Seller does not beneficially own, directly or indirectly, any outstanding stock, Equity Securities or other voting interest in any corporation, partnership, joint venture or other entity or Person, other than DPC Property.

4.4 Financial Statements.   Seller has previously furnished to Company a copy of the Financial Statements of Seller. The Financial Statements of Seller: (a) present fairly the consolidated financial condition of Seller and its Subsidiaries as of the respective dates indicated and consolidated results of operations and cash flow for the respective periods indicated; and (b) have been prepared in accordance with GAAP. The audits of Seller and its Subsidiaries have been conducted in accordance with generally accepted auditing standards. The books and records of Seller and its Subsidiaries are being maintained in material compliance with applicable legal and accounting requirements. Except to the extent (i) reflected in the Financial Statements of Seller and its Subsidiaries and (ii) of liabilities incurred since December 31, 2006 in the ordinary course of business and consistent with past practice, neither Seller nor any of its Subsidiaries has any liabilities, whether absolute, accrued, contingent or otherwise.

4.5 Authority of Seller.   The execution and delivery by Seller of this Agreement and, subject to the requisite approval of the shareholders of Seller, the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Seller, and this Agreement is a valid and binding obligation of Seller enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, liquidation, receivership, conservatorship, insolvency, moratorium or other similar laws affecting the rights of creditors generally and by general equitable principles. Except as set forth in Seller’s Disclosure Letter, neither the execution and delivery by Seller of this Agreement, the consummation of the Merger or the transactions contemplated herein, nor compliance by Seller with any of the provisions hereof, will: (a) violate any provision of Seller’s Charter Documents; (b) constitute a breach of or result in a default (or give rise to any rights of termination, cancellation or acceleration, or any right to acquire any securities or assets) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, franchise, license, permit, agreement, Encumbrances or other instrument or obligation to which Seller is a party, or by which Seller or any of Seller’s properties or assets is bound, if in any such circumstances, such event could have a Material Adverse Effect on Seller; or (c) violate any Rule applicable to Seller or any of Seller’s properties or assets. No Consent of any Governmental Entity having jurisdiction over any aspect of the business or assets of Seller, and no Consent of any Person, is required in connection with the execution and delivery by Seller of this Agreement or the consummation by Seller of the Merger and the transactions contemplated hereby, except (i) the approval of this Agreement and the transactions contemplated hereby by the shareholders of Seller; (ii) such approvals or notices as may be required by the FRB,

FDIC and the DFI; (iii) the declaring effective of the S-4 by the SEC and the approvals of all necessary blue sky administrators; (iv) the approval of the Merger and the transactions contemplated hereby by Seller; and (v) as otherwise set forth in Seller’s Disclosure Letter.

4.6 Insurance.   Seller and its Subsidiaries have policies of insurance and bonds covering their assets and businesses against such casualties and contingencies and in such amounts, types and forms as are customary in the banking industry for their business, operations, properties and assets. All such insurance policies and bonds are in full force and effect. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries has received notice from any insurer that any such policy or bond has canceled or indicating an intention to cancel or not to renew any such policy or bond or generally disclaiming liability thereunder. Except as set forth in Seller’s Disclosure Letter, neither Seller nor any if its Subsidiaries are in default under any such policy or bond and all material claims thereunder have been filed in a timely fashion. Seller’s Disclosure Letter sets forth a list of all policies of insurance carried and owned by Seller and its Subsidiaries, showing the name of the insurance company, the nature of the coverage, the policy limit, the annual premiums and the expiration dates. The existing insurance carried by Seller and its Subsidiaries is sufficient for compliance by Seller and its Subsidiaries with all material requirements of law and regulations and agreements to which Seller and its Subsidiaries are subject or are a party.

4.7 Title to Assets.   Seller’s Disclosure Letter sets forth a summary of all items of personal property and equipment with a book value of $50,000 or more, or having an annual lease payment of $25,000 or more, owned or leased by Seller or its Subsidiaries. Seller has good and marketable title to all of Seller’s and its Subsidiaries’ properties and assets, free and clear of all Encumbrances except: (a) as set forth in the Financial Statements of Seller; (b) Encumbrances for current taxes not yet due; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller, (i) are not substantial in character, amount or extent, (ii) do not materially detract from the value, (iii) do not interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Seller or its Subsidiaries; or (d) as set forth in Seller’s Disclosure Letter.

4.8 Real Estate.   Seller’s Disclosure Letter sets forth a list of all real property, including leaseholds, owned or leased by Seller and its Subsidiaries, together with (i) a description of the locations thereof, (ii) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Seller or any of its Subsidiaries is a party, and (iii) a description of each contract for the purchase, sale or development of real estate to which Seller or any of its Subsidiaries is a party. Seller and/or its Subsidiaries have good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in Seller’s Disclosure Letter, free and clear of all Encumbrances, except (a) for rights of lessors, lessees, co-lessees, sublessors or sublessees in such matters that are reflected in the lease; (b) Encumbrances for current taxes not yet due and payable; (c) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Seller (i) do not materially detract from the value, (ii) do not materially interfere with present use, of the property subject thereto or affected thereby, and (iii) do not otherwise materially impair the conduct of business of Seller or its Subsidiaries; (d) those Encumbrances which were neither created by Seller or any of its Subsidiaries nor within the knowledge of Seller or any of its Subsidiaries; or (e) as set forth in Seller’s Disclosure Letter. Seller and/or its Subsidiaries, as lessees, have the right under valid and subsisting leases to occupy, use and possess all property leased by Seller and/or its Subsidiaries, as identified in Seller’s Disclosure Letter, and, to the knowledge of Seller and its Subsidiaries, there has not occurred under any such lease any breach, violation or default which would have a Material Adverse Effect on Seller. Except as set forth in Seller’s Disclosure Letter and except with respect to deductibles under insurance policies set forth in Seller’s Disclosure Letter, Seller and/or its Subsidiaries have not experienced any uninsured damage or destruction with respect to the properties identified in Seller’s Disclosure Letter. To the knowledge of Seller, all properties and assets used by Seller and its Subsidiaries are, subject to normal wear and tear and except as set forth in Seller’s Disclosure Letter, in good operating condition and repair, suitable for the purposes for which they are currently utilized, and comply in all material respects with all applicable Rules related thereto. Seller and its Subsidiaries enjoy peaceful and undisturbed possession under all leases for the use of real or personal property under which Seller and/or its Subsidiaries are the lessee, and, to the knowledge of Seller, all leases to which Seller and or its Subsidiaries are a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights and except as may be limited by the exercise of judicial discretion in applying principles of equity. Seller and its Subsidiaries are not in default with respect to any such lease, and to the knowledge of the officers of Seller and its Subsidiaries no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. Copies of each such lease are attached to Seller’s Disclosure Letter.

4.9 Litigation.   Except as set forth in Seller’s Disclosure Letter, there is no private or governmental suit, claim, action, investigation or proceeding pending, nor to Seller’s knowledge is one threatened, against Seller, any of its Subsidiaries or against any of their directors, officers or employees relating to the performance of their duties in such capacities or against or affecting any properties of Seller or its Subsidiaries. There are no judgments, decrees, stipulations or orders against Seller or its Subsidiaries enjoining them or any of their directors, officers or employees in respect of, or the effect of which is to prohibit, any business practice or the acquisition of any property or the conduct of business in any area of Seller or its Subsidiaries. To the knowledge of Seller, neither Seller nor any of its Subsidiaries are a party to any pending or, to the knowledge of any of their officers, threatened legal, administrative or other claim, action, suit, investigation, arbitration or proceeding challenging the validity or propriety of any of the transactions contemplated by this Agreement.

4.10 Taxes.   Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries have filed all federal and foreign income tax returns, all state and local franchise and income tax, real and personal property tax, sales and use tax, premium tax, excise tax and other tax returns of every character required to be filed by Seller and its Subsidiaries and have paid all taxes, together with any interest and penalties owing in connection therewith, shown on such returns to be due in respect of the periods covered by such returns, other than taxes which are being contested in good faith and for which adequate reserves have been established. Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries have filed all required payroll tax returns, have fulfilled all tax withholding obligations and have paid over to the appropriate governmental authorities the proper amounts with respect to the foregoing. The tax and audit positions taken by Seller and its Subsidiaries in connection with the tax returns described in the preceding sentences were reasonable and asserted in good faith. Adequate provision has been made in the books and records of Seller or its Subsidiaries and, to the extent required by GAAP, reflected in the Financial Statements of Seller, for all tax liabilities, including interest or penalties, whether or not due and payable and whether or not disputed, with respect to any and all federal, foreign, state, local and other taxes for the periods covered by such financial statements and for all prior periods. Seller’s Disclosure Letter sets forth (i) the date or dates through which the IRS has examined the federal tax returns of Seller and its Subsidiaries and the date or dates through which any foreign, state, local or other taxing authority has examined any other tax returns of Seller and its Subsidiaries; (ii) a complete list of each year for which any federal, state, local or foreign tax authority has obtained or has requested an extension of the statute of limitations from Seller and its Subsidiaries and lists each tax case of Seller and its Subsidiaries currently pending in audit, at the administrative appeals level or in litigation; and (iii) the date and issuing authority of each statutory notice of deficiency, notice of proposed assessment and revenue agent's report issued to Seller and its Subsidiaries within the last twelve (12) months. Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority has, during the past three years, examined or is in the process of examining any federal, foreign, state, local or other tax returns of Seller and its Subsidiaries. To the knowledge of Seller, neither the IRS nor any foreign, state, local or other taxing authority is now asserting or threatening to assert any deficiency or claim for additional taxes (or interest thereon or penalties in connection therewith) except as set forth in Seller’s Disclosure Letter.

4.11 Compliance with Laws and Regulations.   Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries are in default under or in breach of any provision of their Charter Documents or any Rule promulgated by any Governmental Entity having authority over them, where such default or breach would have a Material Adverse Effect on Seller.

4.12 Performance of Obligations.   Seller and its Subsidiaries have performed all of the obligations required to be performed by them to date and are not in material default under or in breach of any term or provision of any material contract, and no event has occurred that, with the giving of notice or the passage of time or both, would constitute such default or breach. To the knowledge of Seller, no party with whom any of them have an agreement that is material to their business is in default thereunder.

4.13 Employees.   Except as set forth in Seller’s Disclosure Letter, there are no controversies pending or threatened between Seller and its Subsidiaries and any of their employees that are likely to have a Material Adverse Effect on Seller. Neither Seller nor any of its Subsidiaries are a party to any collective bargaining agreement with respect to any of their employees or any labor organization to which their employees or any of them belong.

4.14 Brokers and Finders.   Except as provided in Seller’s Disclosure Letter with copies of any such agreements attached, neither Seller nor any of its Subsidiaries is a party to or obligated under any agreement with any broker or finder relating to the transactions contemplated hereby, and, except as provided in Seller’s Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions provided for herein or therein will result in any liability to any broker or finder.

4.15 Absence of Material Change.   Since December 31, 2006, the businesses of Seller and its Subsidiaries have been conducted only in the ordinary course, in substantially the same manner as theretofore conducted, and, except as set forth in Seller’s Disclosure Letter, there has not occurred since December 31, 2006 any event that has had or may reasonably be expected to have a Material Adverse Effect on Seller.

4.16 Licenses and Permits.   Each of Seller and its Subsidiaries has all licenses and permits necessary for the conduct of their business, and such licenses are in full force and effect, except for any failure to be in full force and effect that would not have a Material Adverse Effect on Seller. The properties and operations of Seller and its Subsidiaries are and have been maintained and conducted, in all material respects, in compliance with all applicable Rules, except for such noncompliance as would not have a Material Adverse Effect on Seller.

4.17 Undisclosed Liabilities.   Seller knows of no basis for the assertion against Seller or any of its Subsidiaries of any liability, obligation or claim (including, without limitation, that of any Governmental Entity) that is likely to result in or cause a Material Adverse Effect on Seller that is not fairly reflected in the Financial Statements of Seller or otherwise disclosed in this Agreement or in Seller’s Disclosure Letter.

4.18 Employee Benefit Plans.

(a) Except as set forth in Seller’s Disclosure Letter, neither Seller nor any if its Subsidiaries has any “employee benefit plan,” as defined in Section 3(3) of ERISA, any “multiemployer plan” as defined in Section 3(37) of ERISA, any “defined benefit pension plan” within the meaning of Section 3(35) of ERISA nor has Seller or any of its Subsidiaries ever sponsored or maintained any such multiemployer or defined benefit pension plan.

(b) Seller’s Disclosure Letter sets forth descriptions of each Benefit Arrangement maintained or otherwise contributed to by Seller and its Subsidiaries and copies thereof are attached to Seller’s Disclosure Letter (such plans and arrangements being collectively referred to herein as “Seller Benefit Arrangements”). Except as set forth in Seller’s Disclosure Letter, there has been no material amendment thereof or increase in the cost thereof or benefits payable thereunder since December 31, 2006. Except as set forth in Seller’s Disclosure Letter, there has been no material increase in the compensation of or benefits payable to any senior executive employee of Seller or its Subsidiaries since December 31, 2006, nor any employment, severance or similar contract entered into with any such employee, nor any amendment to any such contract, since December 31, 2006. Except as set forth in Seller’s Disclosure Letter, there is no contract, agreement or benefit arrangement covering any employee of Seller or its Subsidiaries which individually or collectively could give rise to the payment of any amount which would constitute an “excess parachute payment,” as such term is defined in Section 280(G) of the Code.

(c) With respect to all Seller Benefit Arrangements, Seller and its Subsidiaries are in substantial compliance (other than noncompliance the cost or liability for which is not material) with the requirements prescribed by any and all statutes, governmental or court orders, or governmental rules or regulations currently in effect, applicable to such plans or arrangements.

(d) Except for the contracts set forth in Seller’s Disclosure Letter, each Seller Benefit Arrangement and each personal services contract, fringe benefit, consulting contract or similar arrangement with or for the benefit of any officer, director, employee or other person can be terminated by Seller or its Subsidiaries within a period of 30 days following the Effective Time of the Merger, without payment of any amount as a penalty, bonus, premium, severance pay or other compensation for such termination.

(e) Notwithstanding any statement or indication in this Agreement to the contrary, except with respect to Benefit Arrangements set forth on Seller’s Disclosure Letter there are no Seller Benefit Arrangements as to which Seller or Company will be required to make any contribution or to make any other payments, whether on behalf of any of the current employees, directors or officers of Seller and its Subsidiaries or on behalf of any other person after the Closing. Seller has no formal plan or commitment, whether legally binding or not, to create any additional Benefit Arrangement, or to modify or change any existing Seller Benefit Arrangement.

(f) None of the Seller Benefit Arrangements nor any trust created thereunder has ever incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Furthermore, Seller and its Subsidiaries have no unfunded liability under ERISA in respect of any of the Benefit Arrangements that is not reflected on the Financial Statements of Seller and its Subsidiaries. Seller and its Subsidiaries have made all contributions and paid all amounts due and owing under all of the Seller Benefit Arrangements, except in amounts not material in the aggregate. Each of the Seller Benefit Arrangements that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter that it is so qualified from the Internal Revenue Service and Seller does not know of any fact, which could adversely affect the qualified status of any such Benefit Arrangement. All amendments required to have been made by the date of this Agreement to bring all of the Seller Benefit Arrangements into conformity with all of the applicable provisions of ERISA, the Code, COBRA, HIPAA and all other applicable laws have been made. All contributions required to be made to each of the Seller Benefit Arrangements under the terms of the Benefit Arrangement, ERISA, the Code or any other applicable laws have been timely made, except in amounts not material in the aggregate. The Financial Statements of Seller and its Subsidiaries properly reflect all amounts required to be accrued as liabilities to date under each of the Seller Benefit Arrangements.

(g) There has not occurred and there does not exist (i) any pending litigation or controversy against any of the Seller Benefit Arrangements or against Seller and/or its Subsidiaries as the “Employer” or “Sponsor” under the Benefit Arrangements or against the trustee, fiduciaries or administrators of any of the Benefit Arrangements or (ii) any pending or threatened investigation, proceeding, lawsuit, dispute, action or controversies involving any of the Seller Benefit Arrangements, the administrator or trustee of any of the Benefit Arrangements with any of the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation, any participant in the Benefit Arrangements, any service provider to any of the Benefit Arrangements or any other person whatsoever.

(h) Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries have not used the services of (i) workers who have been provided by a third party contract labor supplier for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (ii) temporary employees who have worked for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity; (iii) individuals who have provided services to Seller and its Subsidiaries as independent contractors for more than six months or who may otherwise be eligible to participate in any of the Seller Benefit Arrangements or to an extent that would reasonably be expected to result in the disqualification or loss of preferred tax status of any of the Seller Benefit Arrangements or the imposition of penalties or excise taxes with respect to the Internal Revenue Service, Department of Labor, Pension Benefit Guaranty Corporation or any other governmental entity or (iv) leased employees, as that term is defined in section 414(n) of the Code.

4.19 [ Intentionally left blank.]

4.20 Accounting Records.

(a) Each of Seller and its Subsidiaries maintains accounting records which fairly and validly reflect, in all material respects, their transactions and accounting controls sufficient to provide reasonable assurances that such transactions are (i) executed in accordance with its management's general or specific authorization, and (ii) recorded as necessary to permit the preparation of financial statements in conformity with GAAP. Such records, to the extent they contain material information pertaining to Seller and its Subsidiaries, which is not easily, and readily available elsewhere, have been duplicated, and such duplicates are stored safely and securely.

4.21 Loan Portfolio.   Seller’s Disclosure Letter sets forth a description of: (a) by type and classification, all loans, leases, other extensions and commitments to extend credit of Seller of $100,000 or more, that have been classified by itself, any external loan reviewer or grader, its bank examiners or auditors (external or internal) as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification; and (b) all loans due to Seller as to which any payment of principal, interest or any other amount is 30 days or more past due. Seller’s allowance for loan losses is and will be at the Effective Time in accordance (i) with its existing methodology for determining the adequacy of its allowance for loan losses, (ii) with GAAP in all materials respects and (iii) with all applicable regulatory requirements of any Governmental Entity.

4.22 Operating Losses.   Seller’s Disclosure Letter sets forth any Operating Loss, which has occurred at Seller or its Subsidiaries during the period after December 31, 2006. To the knowledge of Seller, no action has been taken or omitted to be taken by an employee of Seller or any of its Subsidiaries that has resulted in the incurrence by Seller or any of its Subsidiaries of an Operating Loss or that might reasonably be expected to result in an Operating Loss after December 31, 2006, which, net of any insurance proceeds payable in respect thereof, would exceed $50,000. “Operating Loss” means any loss resulting from cash shortages, lost or misposted items, disputed clerical and accounting errors, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, fraudulent use of credit cards or electronic teller machines or other similar acts or occurrences.

4.23 Environmental Matters.   Except as set forth in Seller’s Disclosure Letter, to the knowledge of Seller, (i) Seller and its Subsidiaries are in compliance with all Environmental Laws; (ii) there are no Tanks on or under any Seller Property; (iii) there are no Hazardous Materials on, below or above the surface of, or migrating to or from Seller Property; (iv) Seller does not have loans outstanding secured by real property that is not in compliance with Environmental Laws or which has a leaking Tank or upon which there are Hazardous Materials on or migrating to or from; and (v) without limiting the foregoing representations and warranties contained in clauses (i) through (iv), as of the date of this Agreement, to the knowledge of Seller, there is no claim, action, suit, or proceeding or notice thereof before any Governmental Entity pending against Seller or any of its Subsidiaries or concerning property securing Seller’s loans and there is no outstanding judgment, order, writ, injunction, decree, or award against or affecting Seller Property or property securing Seller loans, relating to the foregoing representations (i) – (iv), in each case the noncompliance with which, or the presence of which would have a Material Adverse Effect on Seller. “Seller Property” shall mean real estate currently owned, leased, or otherwise used by Seller or any of its Subsidiaries, or in which any of said entities has an investment or security interest by mortgage, deed of trust, sale and lease-back or otherwise, including without limitation, properties under foreclosure and properties held by Seller in its capacity as a trustee or otherwise. For purposes of this Section only, “knowledge” shall mean the actual knowledge of Seller without the imposition of any duty of inquiry beyond that required in Seller’s lending policies.

4.24 Community Reinvestment Act.   Seller received a rating of “satisfactory” or better in its most recent examination or interim review with respect to the Community Reinvestment Act. Seller has not been advised of any concerns regarding Seller’s compliance with the Community Reinvestment Act by any Governmental Entity or by any other Person.

4.25 Material Contracts.   Except as set forth in Seller’s Disclosure Letter (all items listed or required to be listed in Seller’s Disclosure Letter as a result of this Section being referred to herein as “Seller Scheduled Contracts”), Seller and its Subsidiaries are not a party or otherwise subject to:

(a) any employment, deferred compensation, bonus or consulting contract;

(b) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract;

(c) any contract or agreement that would restrict Company or Company Bank after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person;

(d) any collective bargaining agreement or other such contract or agreement with any labor organization;

(e) any lease of real or personal property providing for annual lease payments by or to Seller or its Subsidiaries in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Seller or any of its Subsidiaries is lessor and leases of real property presently used by Seller and its Subsidiaries as banking offices.

(f) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Seller or its Subsidiaries (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Seller’s business) in personal property having a value of $25,000 or more;

(g) any stock purchase, Stock Option, Award, stock bonus, stock ownership, profit sharing, group insurance, bonus, deferred compensation, severance pay, pension, retirement, savings or other incentive, welfare or employment plan or material agreement providing benefits to any present or former employees, officers or directors of Seller or its Subsidiaries;

(h) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more;

(i) any agreement for the sale of any property or assets in which Seller or any of its Subsidiaries has an ownership interest or for the grant of any preferential right to purchase any such property or asset;

(j) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Seller and its Subsidiaries);

(k) any restrictive covenant contained in any deed to or lease of real property owned or leased by Seller or any of its Subsidiaries (as lessee) that materially restricts the use, transferability or value of such property;

(l) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business;

(m) any supply, maintenance or landscape contracts not terminable by Seller or any of its Subsidiaries without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum;

(n) other than as disclosed with reference to subparagraph (k) of this Section 4.25, any agreement which would be terminable other than by Seller or any of its Subsidiaries or as a result of the consummation of the transactions contemplated by this Agreement;

(o) any contract of participation with any other bank in any loan entered into by Seller subsequent to December 31, 2006 in excess of $25,000, or any sales of assets of Seller and its Subsidiaries with recourse of any kind to Seller and its Subsidiaries, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Entity (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements);

(p) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Seller and its Subsidiaries other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Seller’s business;

(q) any material agreement, arrangement or understanding not made in the ordinary course of business;

(r) any agreement, arrangement or understanding relating to the employment, election, retention in office or severance of any present or former director, officer or employee of Seller and/or its Subsidiaries;

(s) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Seller and/or its Subsidiaries upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events);

(t) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the OCC, FDIC, FRB or any other regulatory agency; or

(u) any exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or any securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

True copies of all Seller Scheduled Contracts, including all amendments and supplements thereto, are attached to Seller’s Disclosure Letter.

4.26 Regulatory Approvals.   To the knowledge of Seller, except as described in Seller’s Disclosure Letter, Seller has no reason to believe that all required Consents from any Governmental Entity of any application to consummate the transactions contemplated by this Agreement would not be received without the imposition of a materially burdensome condition in connection with the approval of any such application.

4.27 Intellectual Property.   Except as set forth in Seller’s Disclosure Letter, Seller and its Subsidiaries own or possess valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in their respective businesses; and Seller and its Subsidiaries have not received any notice with respect thereto that asserts the rights of others. Seller and its Subsidiaries have in all material respects performed all the obligations required to be performed by Seller and its Subsidiaries, and are not in default in any material respect under any license, contract, agreement, arrangement or commitment relating to any of the foregoing.

4.28 Bank Secrecy Act.   Except as set forth in Seller’s Disclosure Letter, neither Seller nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act (31 USC 5322, et seq.) or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (b) the maintenance of records and (c) the exercise of due diligence in identifying customers.

4.29 Absence of Adverse Agreements.   Neither Seller nor any of its Subsidiaries is a party to any agreement or instrument, nor is Seller or any such Subsidiary subject to any judgment, order, decree or Rule of any court or other Governmental Entity or authority which now or in the future may have a Materially Adverse Effect.

4.30 Disclosure.   Neither the Seller Financial Statements nor any representation or warranty contained herein, nor any information delivered or to be delivered by Seller pursuant to this Agreement, contains or shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE 5
AGREEMENTS WITH RESPECT TO CONDUCT OF
COMPANY AFTER THE DATE HEREOF

Company covenants and agrees with Seller as follows:

5.1 Material Adverse Effect; Reports; Financial Statements; Filings.

(a) Company will promptly notify Seller (i) of any event of which Company obtains knowledge which may have a Material Adverse Effect on Company; or (ii) in the event Company determines that it is possible that the conditions to the performance of Seller set forth in Sections 8.1 and 8.3 may not be satisfied.

(b) Company will furnish to Seller, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within five (5) Business Days after it is prepared or becomes available to Company, (i) its quarterly unaudited consolidated balance sheets and statements of operations, and changes in shareholders' equity; (ii) as soon as available, all letters and communications sent by Company to its shareholders and all reports filed by Company with the SEC, the FDIC, the DFI and any other Person; and (iii) all regulatory applications relating to the transactions contemplated by this Agreement and all correspondence relating thereto.

5.2 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement and subject to requirements of law and regulation generally applicable to bank holding companies and banks, neither Company nor Company Bank shall, without prior written Consent of Seller (which Consent shall not be unreasonably withheld and which Consent shall be deemed granted if within five (5) Business Days of Seller’s receipt of written notice of a request for prior written Consent, written notice of objection is not received by Company):

(1) amend, modify, terminate or fail to renew or preserve their material Permits;

(2) amend or modify its Charter Documents except as contemplated hereby;

(3) agree or make any commitment to take any actions prohibited by this Section 5.2;

(4) take any action which would or is reasonably likely to (i) adversely affect the ability of Company or Company Bank to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Company’s ability to perform its covenants and agreements under this Agreement; or (iii) result in any of the conditions to the performance of Company’s obligations hereunder, as set forth in Article 8 herein not being satisfied;

(5) knowingly take or cause to be taken any action, which would disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code; and

(6) enter into or complete any transaction for (i) the acquisition, merger or consolidation of the Company where the Company is not the surviving entity, or (ii) the sale of all or substantially all of the assets of the Company, unless such transaction is expressly made subject to the prior consummation of the Merger and the other transactions contemplated by this Agreement.

(b) Between the date hereof and the Effective Time, Company shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable to its business; and

(2) maintain its assets and properties in good condition and repair, normal wear and tear excepted.

5.3 Updated Company Disclosure Schedule.   Company shall update the Company Disclosure Letter to the second Business Day prior to the date of the Effective Time and a draft of the updated Company Disclosure Schedule shall have been delivered to Seller no later than 72 hours prior to the Effective Time of the Merger; such update of the Company Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 3.

5.4 Bank Shareholder Approval.  Company shall vote all shares of Company Bank stock which it owns in favor of the Merger and related matters.

5.5 Consents and Approvals.

(a) Company will cooperate with Seller in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the transactions contemplated in this Agreement. Company’s cooperation hereunder shall include, but not be limited to, providing all information concerning Company and its shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that the consent of a third party (“Third Party Consent”) with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Company that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Company shall use its best efforts to obtain such Consent prior to the Effective Time.

5.6 Compliance with Rules.   Company shall comply with the requirements of all applicable Rules, the noncompliance with which would have a Material Adverse Effect on Company.

5.7 Plan of Merger.   As soon as practicable, Company shall cause Company Bank to execute the Plan of Merger.

5.8 Insurance and Indemnification.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer or employee of Seller or its Subsidiaries (the “Indemnified Party” or “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he or she is or was a director, officer or employee of Seller or its Subsidiaries or (ii) this Agreement or any of the transactions contemplated hereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and defend against and respond thereto to the extent permitted by applicable Rules and the articles of association and bylaws of Seller as in effect on the date hereof. It is understood and agreed that after the Effective Time, Company shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Rules and the articles of incorporation and bylaws of Company as in effect on the date hereof (subject to change as required by law), each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law upon receipt of any undertaking required by applicable Rules), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to Company; provided, however, that (1) Company shall have the right to assume the defense thereof and upon such assumption Company shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if Company elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between Company and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to Company, and Company shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties, (2) Company shall be obligated pursuant to this Section 5.8 to pay for only one firm of counsel for each Indemnified Party, (3) Company shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed), and (4) Company shall not be obligated pursuant to this Section 5.8 (a) to the extent that a final judgment determines that any such losses, claims, damages, liabilities, costs, expenses, judgments, fines and amounts paid in settlement are as a result of the intentional misconduct, fraud, or knowing violation of law of the Indemnified Party. Company shall have no obligation to advance expenses incurred in connection with a threatened or pending action, suit or proceeding in advance of final disposition of such action, suit or proceeding, unless Company receives an undertaking by the Indemnified Party to repay such amount if it is determined that such party is not entitled to be indemnified by Company pursuant to California law and Company’s articles of incorporation or bylaws. Any Indemnified Party wishing to claim indemnification under this Section 5.8, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Company thereof; provided, however, that the failure to so notify shall not affect the obligations of Company under this Section 5.8 except to the extent such failure to notify materially prejudices Company. Company’s obligations under this Section 5.8 continue in full force and effect for a period of four years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim. If Company shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, any such consolidation, merger or transfer shall be expressly conditioned upon the successors and assigns of Company assuming in advance of consummation of such consolidation, merger or transfer the obligations set forth in this Section 5.8.

(b) Company shall purchase for the benefit of the persons serving as officers and directors of Seller and its Subsidiaries immediately prior to the Effective Time and who are, as of the date of this Agreement, individually covered by a directors’ and officers’ liability insurance policy, a similar directors’ and officers’ liability insurance coverage for at least four years after the Effective Time, under either Seller’s policy in existence on the date hereof, or under a policy of similar coverage and amounts containing terms and conditions which are generally not less advantageous than Company’s current policy, and in either case, with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such; provided, however, that the total costs to Seller and Company of the premiums for such coverage shall not exceed an aggregate of 110% of the current amount expended annually by Seller for its current policy (the “Insurance Amount”). If Company is unable to maintain or obtain the insurance called for by this Section 5.8 as a result of the preceding provision, Company shall use commercially reasonable efforts to obtain as much comparable insurance as is available for the Insurance Amount with respect to acts or omissions of Seller’s officers and directors occurring prior to the Effective Time of the Merger by such directors and officers in their capacities as such. In connection with the foregoing, Seller agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(c) The provisions of this Section 5.8 are intended to be solely for the benefit of, and shall only be enforceable by, the Indemnified Parties and their respective heirs and representatives. There shall be no duplication of benefits pursuant to Section 5.8 (a) and (b).

(d) Notwithstanding anything to the contrary in this Agreement, the covenants set forth in this Section 5.8 shall survive the Effective Time.

5.9 Rule 144 Compliance.   From and after the Effective Time, Company shall file all reports with the SEC necessary to permit the shareholders of Seller who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Seller Stock to sell Company Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled; provided, however, that Company is otherwise required by Rule to file such reports with the SEC.

ARTICLE 6
AGREEMENTS WITH RESPECT TO
CONDUCT OF SELLER AFTER THE DATE HEREOF

Seller covenants and agrees with Company as follows:

6.1 Access.   (a) Seller will authorize and permit Company, its representatives, accountants and counsel, to have access during normal business hours, on notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Seller, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Company may from time to time reasonably request. Seller shall permit Company, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Seller with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as Company considers necessary or appropriate for the purposes of familiarizing itself with the businesses and operations of Seller, obtaining any necessary orders, Consents or approvals of the transactions contemplated by this Agreement by any Governmental Entity and conducting an evaluation of the assets and liabilities of Seller. Seller will cause Vavrinek, Trine, Day & Co., LLP, to make available to Company, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Seller as may be requested by Company in connection with its review of the foregoing matters. Notwithstanding any of the foregoing, Seller shall not be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Rule but Seller shall use its reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable.

(b) The chairman of the board or president of Company, or in their absence another representative of Company shall be invited by Seller to attend all regular and special board of directors and committee meetings of Seller from the date hereof until the Effective Time. Seller shall inform Company of all such board meetings at least 5 Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Company shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Seller under this Agreement.

6.2 Material Adverse Effect; Reports; Financial Statements; Filings.

(a) Seller will promptly notify Company (i) of any event of which Seller obtains knowledge which may have a Material Adverse Effect on Seller; (ii) in the event Seller determines that it is possible that the conditions to the performance of Company set forth in Sections 8.1 and 8.2 may not be satisfied; or (iii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the best knowledge of Seller, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Seller of the services of any Executive Officer of Seller.

(b) Seller will furnish to Company, as provided in Section 11.12 of this Agreement, as soon as practicable, and in any event within five (5) Business Days after it is prepared or becomes available to Seller, (i) a copy of any report submitted to the board of directors of Seller and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Seller need not furnish Company any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Seller under this Agreement; (ii) quarterly unaudited consolidated balance sheets and statements of operations, and changes in shareholders' equity for Seller; (iii) monthly unaudited consolidated balance sheets and statements of operations for Seller; (iv) as soon as available, all letters and communications sent by Seller to its shareholders and, subject to applicable Rules, all reports filed by Seller with the OCC and any other Person; and (v) such other reports as Company may reasonably request relating to Seller.

(c) Each of the financial statements delivered pursuant to subsection (b) shall be (i) prepared in accordance with GAAP on a basis consistent with that of the Financial Statements of Seller, except that such financial statements may omit statements of cash flows and footnote disclosures required by GAAP; and (ii) accompanied by a certificate of the Vice President, Controller to the effect that such financial statements fairly present the financial condition and results of operations of Seller for the period covered, and reflect all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation.

6.3 Conduct of Business.

(a) Between the date hereof and the Effective Time, except as contemplated by this Agreement, and subject to requirements of law and regulation generally applicable to banks, Seller shall not, without prior written Consent of Company (which Consent shall not be unreasonably withheld and which Consent, except with respect to subparagraph (29) of this Section 6.3(a), shall be deemed granted if within five (5) Business Days of Company’s receipt of written notice of a request for prior written Consent, written notice of objection is not received by Seller):

(1) amend, modify, terminate or fail to renew or preserve its material Permits;

(2) amend or modify in any material respect, or, except as they may expire in accordance with their terms, terminate any Seller Scheduled Contract or any other material contract or agreement to which Seller is a party, or materially default in the performance of any of its obligations under any such contract or agreement;

(3) enter into any agreement or contract that would be required to be included as a Seller Scheduled Contract;

(4) terminate or unilaterally fail to renew any existing insurance coverage or bonds;

(5) make any loan or other extension of credit, or enter into any commitment to make any loan or other extension of credit to any director, officer, employee or shareholder except for any loan, extension of credit or commitment made after the date hereof not exceeding $100,000, to any such person; provided, however, that the aggregate of all loans, extensions of credit or commitments made after the date hereof to any such person shall not exceed $200,000;

(6) grant any general or uniform increase in the rate of pay to any employee or employee benefit or profit sharing plan or increase the salary, bonus or employee benefits of any non-exempt employee or agent except in the ordinary course of business and consistent with past practice or established practices, or pay any severance or similar payment to any Person;

(7) grant any promotion or any increase in the rate of pay to any employee or pursuant to any profit sharing plan or increase in any employee benefits or pay any bonus, severance or similar payment to any employee except in the ordinary course of business and consistent with past practice or established practices or pay any severance or similar payment to any Person;

(8) sell, transfer, mortgage, encumber or otherwise dispose of any assets or release or waive any claim, except in the ordinary course of business and consistent with past practice or as required by any existing contract or for ordinary repairs, renewals or replacements or as contemplated in this Agreement;

(9) except for the exercise of Seller Stock Options outstanding on the date hereof, issue, sell, or grant any Equity Securities of Seller, any Award, any other securities (including long term debt), or any rights, options or securities to acquire any stock of Seller Stock, or any Equity Securities of Seller, or any other securities (including long term debt) of Seller;

(10) declare, issue or pay any dividend or other distribution of assets, whether consisting of money, other personal property, real property or other things of value, to the shareholders of Seller, or split, combine or reclassify any shares of its capital stock or other Equity Securities;

(11) purchase, redeem or otherwise acquire any Equity Securities, or other securities of Seller or any rights, options, or securities to acquire any Equity Securities of Seller;

(12) amend or modify its Charter Documents;

(13) make its credit underwriting policies, standards or practices relating to the making of loans and other extensions of credit, or commitments to make loans and other extensions of credit, less stringent than those in effect as of the date hereof;

(14) make any capital expenditures, or commitments with respect thereto, in excess of $25,000;

(15) make extraordinary payments to any Person other than as contemplated, or as disclosed, in this Agreement;

(16) make any investment by purchase of stock or securities (including an Investment Security), contributions to capital, property transfers or otherwise in any other Person, except for federal funds or obligations of the United States Treasury, or in the ordinary course of business and consistent with past or established practices;

(17) compromise or otherwise settle or adjust any assertion or claim of a deficiency in taxes (or interest thereon or penalties in connection therewith); file any appeal from an asserted deficiency except in a form previously approved by Company in writing; file or amend any United States federal, foreign, state or local tax return without Company’s prior written approval, which approval shall not be unreasonably withheld; or make any tax election or change any method or period of accounting unless required by GAAP or applicable law;

(18) enter into or consent to any new employment agreement or other Benefit Arrangement, or amend or modify any employment agreement or other Seller Benefit Arrangement in effect on the date of this Agreement to which Seller is a party or bound;

(19) grant any Person a power of attorney or similar authority except in accordance with a written policy previously disclosed to Company;

(20) agree or make any commitment to take any actions prohibited by this Section 6.3;

(21) change any of Seller’s basic policies and practices with respect to liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Seller’s business or operations, except such changes as may be required in the opinion of management to respond to economic or market conditions or as may be required by any Governmental Entity;

(22) take any action which would or is reasonably likely to (i) adversely affect the ability to obtain any necessary approval of any Governmental Entity required for the transactions contemplated hereby; (ii) adversely affect Seller’s ability to perform their covenants and agreements under this Agreement; or (iii) result in any of the conditions as set forth in Article 8 herein not being satisfied;

(23) reclassify any Investment Security from held-to-maturity or available for sale to trading;

(24) sell any Investment Security prior to maturity, except in the ordinary course of business;

(25) knowingly take or cause to be taken any action which would disqualify the Merger as a “reorganization” within the meaning of Section 368 of the Code;

(26) settle any claim, action or proceeding involving any material liability for monetary damages or enter into any settlement agreement containing material obligations;

(27) make, acquire a participation in, or reacquire an interest in a participation sold of, any loan that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect as of the date of this Agreement; or renew, extend the maturity of, or alter any of the material terms of any such loan for a period of greater than six months;

(28) incur any indebtedness for borrowed money or assume, guaranty, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, except for (i) in connection with banking transactions with banking customers in the ordinary course of business, or (ii) short-term borrowings (30 days or less) made at prevailing market rates and terms;

(29) grant, renew or commit to grant or renew any extension of credit if such extension of credit, together with all other credit then outstanding to the same Person and all Affiliated Persons, would exceed $250,000 on an unsecured basis or $500,000 on a secured basis. Consent shall be deemed granted if within three (3) Business Days, or in the case of any extension of credit equal to or greater than $1,500,000 within five (5) Business Days, of written notice delivered to Company Bank’s chief lending officer, written notice of objection is not received by Seller (for purposes of this subparagraph, written notice shall include notice by email);

(30) except as required by applicable Rule or the OCC, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow its or its Subsidiary’s existing policies or practices with respect to managing its exposure to interest rate and other risk or (iii) fail to use commercially reasonable efforts to avoid any material increase in Seller’s aggregate exposure to interest rate risk; and

(31) acquire any brokered certificates of deposit, or any other brokered deposit product, that would obligate Seller to pay more than an effective rate of 5.4% in interest inclusive of broker’s and other costs to acquire such brokered certificate of deposit or other deposit product.

(b) Between the date hereof and the Effective Time, Seller shall:

(1) duly observe and conform in all material respects to all lawful requirements applicable to Seller’s business and conduct Seller’s business in the ordinary course in substantially the manner heretofore conducted and in accordance with sound banking practice;

(2) use its reasonable best efforts to maintain its assets and properties in good condition and repair, normal wear and tear excepted;

(3) promptly upon learning of such information, advise Company in writing of any event or any other transaction within its knowledge whereby any Person or Related Group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of five percent (5%) or more of the outstanding Seller Stock prior to the record date fixed for the Seller Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transaction contemplated herein;

(4) promptly notify Company regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statute of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Seller, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Seller; and

(5) maintain an allowance for loan and lease losses consistent with practices and methodology as in effect on the date of the execution of this Agreement, and shall not, notwithstanding any recoveries received with respect to loans previously charged off, reduce the allowance for loan and lease losses below the amount in effect on the date of the execution of this Agreement.

6.4 Certain Loans and Other Extensions of Seller.   Seller will promptly inform Company of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Entity or by any internal or external loan reviewer of Seller as “Watch List,” “Substandard,” “Doubtful,” “Loss” or any comparable classification. Seller will furnish to Company, as soon as practicable, and in any event within 10 days after the end of each calendar month, schedules including a listing of the following:

(a) classified credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the classification category, credit type, and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(b) nonaccrual credits, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(c) accrual exception credits that are delinquent 90 or more days and have not been placed on nonaccrual status, showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type and office, and with respect to all other such credits, by credit type and office, the aggregate dollar amount;

(d) delinquent credits showing with respect to each such credit in amount equal to or exceeding $25,000, the credit type, office and an aging schedule broken down into 30-59, 60-89, 90 + day categories, and with respect to all other such credits, by credit type, office and by aging category, the aggregate dollar amount;

(e) loan and lease participations, stating, with respect to each, whether it is purchased or sold, the loan or lease type, and the office;

(f) loans or leases (including any commitments) by Seller to any director, officer, or employee of Seller, or any shareholder holding 5% or more of the capital stock of Seller, including with respect to each such loan or lease, the identity and, to the best knowledge of Seller, the relation of the borrower to Seller, the loan or lease type and the outstanding and undrawn amounts;

(g) letters of credit, showing with respect to each letter of credit in an amount equal to or exceeding $25,000, the credit type and office, and showing with respect to all other such letters of credit, by credit type and office, the aggregate dollar amount;

(h) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office;

(i) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office;

(j) other real estate or assets owned, stating with respect to each its credit type;

(k) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 6.4 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined);

(l) extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, originated on or after the date of the schedule previously provided to Company (or if it is the first such schedule, the date of this Agreement) and before the date of the schedule in which reported, showing with respect to each, the credit type and the office; and

(m) renewals or extensions of maturity of outstanding extensions of credit whether unsecured or secured in amount equal to or exceeding $100,000, showing with respect to each, the credit type and the office.

6.5 Updated Seller Disclosure Schedule.   Seller shall update the Seller Disclosure Letter to the second Business Day prior to the date of the Effective Time and a draft of the updated Seller Disclosure Schedule shall have been delivered to Company no later than 72 hours prior to the Effective Time of the Merger; such update of the Seller Disclosure Letter shall not in any way affect the representations and warranties set forth in Article 4.

6.6 Human Resources Issues.   Seller will consult in good faith with Company regarding the nature and content of any formal presentation of the transactions contemplated by this Agreement to employees of the Seller and its Subsidiaries as a group and will include a Company representative in any such group presentation or any formal group meeting at which the transaction is explained or discussed, under an arrangement that is mutually satisfactory to the parties. The Seller agrees to work in good faith with Company to facilitate the timely and accurate dissemination of information to employees regarding matters related to the transactions contemplated by this Agreement in such a manner as to cause minimal disruption of the business of the Seller and its Subsidiaries and their respective relationships with its employees and to facilitate the transition of such relationships to Company or its Subsidiaries, as the case may be. In addition, prior to making any written or oral communications to the directors, officers or employees of the Seller or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Seller shall provide Company with a copy of the intended communication, Company shall have a reasonable period of time to review and comment on the communication, and Company and Seller shall cooperate in providing any such mutually agreeable communication.

6.7 Consents and Approvals.

(a) Seller will cooperate with Company in the preparation of all filings, applications, notices and requests for waiver for Consents necessary or desirable for the consummation of the transactions contemplated in this Agreement. Seller’s cooperation hereunder shall include, but not be limited to, providing all information concerning Seller and its shareholders as may be required for such filings, applications, notices and requests for Consents and signing, to the extent required, all such filings, applications, notices and requests.

(b) To the extent that a Third Party Consent with respect to any contract, agreement, license, franchise, lease, commitment, arrangement, Permit or release that is material to the business of Seller or that is contemplated in this Agreement is required in connection with the transactions contemplated in this Agreement, Seller shall obtain such Consent prior to the Effective Time.

6.8 Preservation of Employment Relations Prior to Effective Time.   Seller will use its best efforts consistent with current employment practices and policies to maintain the services of the officers and employees of Seller through the Effective Time.

6.9 Compliance with Rules.   Seller shall comply with the requirements of all applicable Rules, the noncompliance with which would have a Material Adverse Effect on Seller.

6.10 Seller Benefit Arrangements.   Except as provided in Section 6.16 or otherwise provided herein, Seller Benefit Arrangements will remain in effect until the time provided in Section 9.1(b) for continuing employees to participate in Company Benefit Arrangements. The Parties acknowledge and agree that the survival of Seller Benefit Arrangements after the Effective Date is simply a matter of convenience and such continuation is not intended to create any rights in, or obligations to, any Person in connection with these benefits after the time provided in Section 9.1(b).

6.11 Closing Financial Statements.   At least five Business Days prior to the Effective Time of the Merger, Seller shall provide Company with Seller’s consolidated financial statements presenting the financial condition of Seller and its Subsidiaries as of the close of business on the last day of the last month ended prior to the Effective Time of the Merger and the Seller’s consolidated results of operations for the period from January 1, 2007 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the “Closing Financial Statements”); provided, however, that if the Effective Time of the Merger occurs on or before the fifth Business Day of the month, Seller shall have provided consolidated financial statements as of and through the second month preceding the Effective Time of the Merger. Such financial statements shall have been prepared in all material respects in accordance with GAAP and regulatory accounting principles and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of Seller’s Vice President, Controller, dated as of the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Seller in all material respects. Such Closing Financial Statements shall also reflect accruals for all Professional Fees incurred or expected to be incurred (whether or not doing so is in accordance with GAAP) and shall be accompanied by a certificate of Seller’s Vice President, Controller, dated as of the Effective Time, to the effect that such financial statements meet the requirements of this Section 6.11.

6.12 No Shop.   Seller shall not, on or before the earlier of the Effective Time or the date of termination of this Agreement, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to any Competing Transaction (as such term is defined below), or negotiate with any Person in furtherance of such inquiries or to obtain a Competing Transaction, or agree to or endorse any Competing Transaction, or authorize any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or any other representative retained by it or any of its Affiliates to take any such action, and Seller shall promptly notify Company (orally and in writing) of all of the relevant details relating to all inquiries and proposals which they may receive relating to any of such matters. For purposes of this Agreement, “Competing Transaction” shall mean any of the following involving Seller: any merger, consolidation, share exchange or other business combination; a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets representing twenty-five percent (25%) or more of the assets of Seller; a sale of shares of capital stock (or securities convertible or exchangeable into or otherwise evidencing, or any agreement or instrument evidencing, the right to acquire capital stock) or other Equity Security, representing twenty-five percent (25%) or more of the voting power of Seller; a tender offer or exchange offer for at least twenty-five percent (25%) of the outstanding shares of Seller Stock; a solicitation of proxies in opposition to approval of the Merger by Seller shareholders; or a public announcement by another Person (besides the Company) of an unsolicited bona fide proposal, plan, or intention to do any of the foregoing. Notwithstanding any other provision in this Section 6.12 or elsewhere in this Agreement, nothing shall prevent Seller from (i) engaging in any discussions or negotiations with, or providing any information to, any Person in response to an unsolicited bona fide written proposal concerning a Competing Transaction by such Person or (ii) recommending such an unsolicited bona fide written proposal concerning a Competing Transaction to the holders of Seller Stock if and only if, prior to participating in any of the foregoing, (A) the board of directors of Seller concludes in good faith that the Competing Transaction is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and, if consummated, would result in a transaction more favorable to holders of Seller Stock from a financial point of view than the transaction contemplated by this Agreement; (B) the board of directors of Seller determines in good faith, taking into consideration the written advice of outside counsel, that participating in any such action is necessary or advisable for it to act in a manner not inconsistent with its fiduciary duties under applicable law; and (C) at least 48 hours prior to providing any information or data to any Person or entering into discussion or negotiations with any Person, the board of directors of Seller notifies Company of such inquiries, proposals or offers received by, any information requested from, or any such discussion or negotiations sought to be initiated or continued with Seller and thereafter shall keep Company informed, on a current basis, of the status and terms of any such proposals or offers and the status of any discussions or negotiations.

6.13 Affiliates.   Within thirty (30) days of the execution of this Agreement, (a) Seller shall deliver to Company a letter identifying all persons who are then “affiliates” of Seller for purposes of Rule 145 under the Securities Act and (b) Seller shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use reasonable efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit D. Seller shall use reasonable efforts to obtain from any person who becomes an affiliate of Seller after Seller’s delivery of the letter referred to above, and on or prior to the date of the Seller Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit D hereto as soon as practicable after obtaining such status.

6.14 Access to Operations.   Within forty-five (45) Business Days prior to the Effective Day, Seller shall afford to Company and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Seller for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger. Company shall give reasonable notice for access to Seller, and the date and time of such access will then be mutually agreed to by Company and Seller. Company’s access shall be conducted in a manner which does not unreasonably interfere with Seller’s normal operations, customers and employee relations and which does not interfere with the ability of Seller to consummate the transactions contemplated by this Agreement.

6.15 Access to Employees.   Company shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Seller who will become employees of Company Bank. Such training shall be at the expense of Company Bank and shall be conducted during normal business hours, or, if the foregoing is not possible, after business hours at a location reasonably requested by Company. At the request of Company, Company Bank shall compensate employees, in accordance with Seller’s customary policies and practices, for the employee’s time being trained by Company Bank. Seller shall cooperate with Company to make such employees available for such training prior to Closing. Training shall not exceed 40 hours per employee. All travel and other expense incurred by the employee for training shall be reimbursed to the employee by Company. Nothing in this Section is intended, nor shall it be construed, to confer any rights or benefits upon any persons other than Company or Seller.

6.16 Stock Options.   Prior to the Effective Time, Seller shall (a) use its best efforts to cause each holder of Seller Stock Options, as listed in its Disclosure Letter, who has not exercised their option and who will receive a substitute stock option pursuant to Section 9.2, to enter into an agreement providing for the cancellation and termination of any unexercised options prior to the Effective Time in exchange for such substitute stock option and (b) take all actions necessary to terminate the Seller Stock Option Plan, such termination to be effective at the Effective Time. Each holder of such canceled Seller Stock Option shall acknowledge that upon receipt of the substitute stock option provided for in Sections 2.7 and 9.2, no further liability shall accrue to Seller or any successor thereto.

ARTICLE 7
FURTHER COVENANTS OF COMPANY AND SELLER

7.1 Shareholder Meeting; S-4 and Proxy Statement.

(a) Seller will promptly take action necessary in accordance with applicable law and its Charter Documents to convene a meeting of its shareholders (the “Seller Shareholders' Meeting”) to be held as soon as practicable, for the purpose of voting on this Agreement and the Merger. In connection with the Seller Shareholders’ Meeting, (i) the board of directors of Seller shall, subject to the Board’s fiduciary duties, recommend shareholder approval of the Merger, this Agreement and related matters; and (ii) Seller shall use its reasonable best efforts to obtain such shareholder approval by the largest possible percentage. The board of directors of Seller shall not, in a manner adverse to Company, (x) withdraw, modify or qualify, or propose to withdraw, modify or qualify, such recommendation, (y) take any action or make any statement in connection with the Seller Shareholders’ Meeting inconsistent with such recommendation or (z) recommend any Competing Transaction (as defined in Section 6.12) (any action referred to in clause (x), (y) or (z) being a “Change in Recommendation”). Notwithstanding the foregoing, the board of directors of Seller shall be permitted to take the actions described in clauses (x) through (z) above if Seller has complied in all material respects with Section 6.12.

(b) As promptly as practicable, Company and Seller shall cooperate with each other and exercise their best efforts to prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. The Parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and S-4 and further agree that the information provided by each Party shall be the sole responsibility of that Party. Company will use its best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Company shall pay all costs (except Seller’s legal and accounting fees) associated with the preparation and filing of the S-4, including the filing fees with the SEC and Blue Sky regulators as well as the costs of printing and mailing the Proxy Statement. Company shall cause the S-4, at the time the S-4 becomes effective, to comply in all material respects with the provisions of the Securities Act and the published rules and regulations thereunder, and, with respect to the information provided by Company for inclusion in the S-4, to not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the time of mailing thereof to the Seller’s shareholders, at the time of the Seller Shareholders’ Meeting and at the Effective Time, the prospectus included as part of the S-4, as amended or supplemented by any amendment or supplement filed by Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(c) After the date of the filing of the S-4 with the SEC, each of the Parties agrees promptly to notify the other of and to correct any information furnished by such Party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the S-4 so as to correct such information and to cause the Proxy Statement as so corrected to be disseminated to the shareholders of Seller and Company to the extent required by applicable Rules. All documents that the Parties file with the SEC or any other Governmental Entity in connection with this Agreement will comply as to form in all material respects with the provisions of applicable Rules.

(d) Company shall take all required action with appropriate Governmental Entities under state securities or blue sky laws to cause the issuance of Company Stock pursuant to this Agreement to be in compliance with such laws.

7.2 Filings.   Each of the Parties agree that through the Effective Time, each of its reports, registration statements and other filings required to be filed with any applicable Governmental Entity will comply in all material respects with the applicable Rules enforced or promulgated by the Governmental Entity with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statement contained in any such report, registration statement or other filing that is intended to represent the financial position of the entities or entity to which it relates will fairly present the financial position of such entities or entity and will be prepared in accordance with GAAP.

7.3 Applications.   Company will promptly prepare and file, or cause to be prepared and filed, any applications or notices to bank regulatory agencies (not including the SEC) necessary to consummate the transactions contemplated hereby. Company shall afford Seller a reasonable opportunity to review all such applications and all amendments and supplements thereto before the filing thereof as well as all correspondence and comment letters relating to such applications. Company covenants that the S-4 and all applications to be filed by Company with the appropriate Governmental Entities for approval or Consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Seller covenants that the Proxy Statement and all applications to be filed by Seller with the appropriate Governmental Entities for approval or Consent to the transactions contemplated hereby, with respect to information relating to it, will comply in all material respects with the provisions of applicable law. Company will use its best efforts to obtain all required regulatory approvals or Consents and Seller shall cooperate with Company and Bank in such efforts.

7.4 Further Assurances.   Company and Seller agree that from time to time, whether before, at or after the Effective Time, they will execute and deliver such further instruments of conveyance and transfer and to take such other action as may be reasonable or necessary to consummate the Merger and the transactions contemplated in this Agreement. Company and Seller agree to take such further action as may reasonably be requested to facilitate consummation of the transactions contemplated in this Agreement and that are not inconsistent with the other provisions of this Agreement.

7.5 Listing of Company Stock.   Company shall take all reasonable steps to have the shares of Company Stock to be issued in the Merger listed on the Nasdaq Capital Market as of the Effective Date or as soon thereafter as is practicable.

7.6 Establishment of Accruals.   If requested by Company, on the business day immediately prior to the Effective Time, Seller shall, consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Company (as such practices and methods are to be applied to Seller from and after the Effective Time) and reflect Company’s plans with respect to the conduct of Seller’s business following the Merger and to provide for the costs and expenses relating to the consummation by Seller of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not constitute a breach of any representation or warranty of Seller contained in the Agreement or be deemed to have a Material Adverse Effect on Seller.

ARTICLE 8
CONDITIONS TO THE PARTIES' OBLIGATIONS TO CLOSE

8.1 Conditions to Each Party’s Obligations to Close.   The respective obligations of Company and Seller to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) The Agreement and the transactions contemplated hereby shall have received all requisite approval of the shareholders of Seller.

(b) No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Entity which prohibits or restricts the effectuation of, or threatens to invalidate or set aside the Merger substantially in the form contemplated by this Agreement, unless counsel to the Party against whom such action or proceeding was instituted or threatened renders to the other Parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit.

(c) On or before December 31, 2007, (i) the Parties shall have received any required Consent from the FDIC, the FRB, the DFI and, at or prior to the Effective Time, this Agreement and the transactions contemplated hereby shall have been approved by any other Governmental Entity whose Consent is required for consummation of the transactions contemplated in this Agreement and in each case either unconditionally or without the imposition of conditions or limitations that are applicable to any Party or would become applicable to Company or the Surviving Bank after the Merger that Company reasonably and in good faith concludes would result in a Material Adverse Effect on any Party or otherwise would be materially burdensome to any Party and all such Consents shall be in effect at the Effective Time, which Consents shall permit the Merger and permit the Surviving Bank to acquire and conduct all direct and indirect activities as previously conducted by Seller, at or prior to the Effective Time, and all required waiting periods shall have expired.

(d) No Rule shall be outstanding or threatened by any Governmental Entity which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement or which would not permit the businesses presently carried on by Seller and Company to continue materially unimpaired following the Effective Time, unless counsel to the Party or Parties against whom such action or proceeding was instituted or threatened renders to the other Party or Parties hereto a favorable opinion that such Rule is without merit and counsel to the other Party concurs with such opinion.

(e) All Third Party Consents necessary to permit the Parties to consummate the transactions contemplated by this Agreement shall have been obtained prior to the Effective Time, unless the failure to obtain any such Third Party Consent would not have a Material Adverse Effect.

(f) The S-4 shall have been declared effective by the SEC and shall not be the subject of any stop order or proceedings seeking or threatening a stop order. Company shall have received all state securities or “Blue Sky” permits and other authorizations necessary to issue the Company Stock to consummate the Merger.

(g) Seller and Company shall have received from Katten, Muchin, Zavis & Rosenman an opinion reasonably satisfactory to each of them to the effect that the Merger shall not result in the recognition of gain or loss for federal income tax purposes to Seller, Company, or Company Bank, nor shall the issuance of Company Stock result in the recognition of gain or loss by the holders of Seller Stock who receive Company Stock in connection with the Merger, and that such holders will be entitled to carryover the basis of their Seller Stock and tack holding periods relating thereto. Such opinion shall be dated prior to the date the Proxy Statement is first mailed to the shareholders of Seller and Company and such opinion shall not have been withdrawn or modified in any material respect.

8.2 Additional Conditions to Obligations of Company to Close.   The obligations of Company to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, the consummation of the Merger, and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the board of directors and shareholders of Seller.

(b) The representations and warranties of Seller contained in Article 4 of this Agreement shall have been true and correct (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made on and as of the Effective Time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Company shall have received a certificate to that effect dated the Effective Time and executed on behalf of Seller by its President, Vice President and Controller. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Seller or prevent, materially delay or materially impair the ability of Seller to consummate the transactions contemplated by this Agreement.

(c) Each of the covenants and agreements of Seller contained in this Agreement to be performed at or before the Effective Time shall have been so performed in all material respects; and Company shall have received a certificate to that effect dated the Effective Time and executed by the President, Vice President and Controller of Seller.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Material Adverse Effect on Seller, whether or not such event, change or effect is reflected in Seller’s Disclosure Letter to this Agreement, as amended or supplemented, after the date of this Agreement; and Company shall have received a certificate to that effect dated the Effective Time and signed by the President, Vice President and Controller of Seller.

(e) Concurrently with the execution of this Agreement, Company shall have received executed versions of Directors’ Agreements from the persons identified in Section 2.6.

(f) Within 30 days of the execution of this Agreement, Company shall have received from each person named in the letter or otherwise referred to in Section 6.13 of this Agreement an executed copy of Exhibit D.

(g) Company shall have received satisfactory evidence that the Seller Stock Option Plan has been treated as provided in Section 6.16 of this Agreement.

(h) Company shall have received the written resignation of each director of Seller dated as of the Effective Date.

(i) Nothing shall have occurred that has caused the termination of, or otherwise voided, the employment agreement with Joanne Funari referenced in Recital E, or the Shareholder Agreement referenced in Recital F.

(j) Based upon the final bills or estimates of such final bills, Seller shall have paid all Professional Fees in full prior to the Effective Time, and Company shall have received written evidence from Seller to such effect prior to the Effective Time. In the event the aggregate amount of such Professional Fees exceeds $650,000 (exclusive of reasonable costs incurred or advanced by its advisors), the Per Share Cash Consideration shall be reduced by $0.01 for each $50,000 (or part thereof) increment over $650,000; provided, however, that if such Professional Fees are $700,000 or more, for any additional incremental amount less than a full $50,000, if such amount is less than $25,000 it shall be rounded down to the nearest $50,000 increment, and any such amount of $25,000 or more shall be rounded up to the nearest $50,000 increment. In no event, shall Company be liable for any such Professional Fees or for any amounts payable to Seller’s advisors. “Professional Fees” means all fees and expenses of all attorneys, accountants, investment bankers and other advisors and agents for the Seller for services rendered in connection with the transactions contemplated by this Agreement.

8.3 Additional Conditions to Obligations of Seller to Close.   The obligations of Seller to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a) All actions necessary to authorize the execution, delivery and performance of this Agreement, consummation of the Merger and the consummation of the transactions contemplated by this Agreement shall have been duly and validly taken by the respective boards of directors and shareholders of Company and Company Bank.

(b) The representations and warranties of Company contained in Article 3 of this Agreement shall be true and correct (i) on the date of this Agreement; and (ii) at and as of the Effective Time as though all such representations and warranties had been made at and as of such time, except with respect to representations and warranties that, by their terms, speak as of a different time; and Seller shall have received a certificate to that effect dated the Effective Time and executed on behalf of Company by its chief executive officer and chief financial officer. For purposes of this paragraph, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be true and correct, either individually or in the aggregate, and without giving effect to any materiality, material adverse effect or similar qualifications set forth in such representations and warranties, will have or would reasonably be expected to have a Material Adverse Effect on Company or prevent, materially delay or materially impair the ability of Company to consummate the transactions contemplated by this Agreement.

(c) Each of the covenants and agreements of Company to be performed at or before the Effective Time shall have been duly performed in all material respects; and Seller shall have received one or more certificates to that effect dated the Effective Time and executed by the chief executive officer and chief financial officer of Company.

(d) During the period from the date of this Agreement to the Effective Time, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had or could reasonably be expected to have a Material Adverse Effect on Company, whether or not such event, change or effect is reflected in Company’s Disclosure Letters to this Agreement, as amended or supplemented, after the date of this Agreement; and Seller shall have received a certificate to that effect dated the Effective Time and signed by the chief executive officer and chief financial officer of Company.

ARTICLE 9
EMPLOYEE BENEFITS

9.1 Employee Benefits.

(a) Following the Effective Time, certain employees of Seller will have the opportunity to continue their at-will employment with Company Bank if and to the extent that mutually suitable job opportunities are available with Company Bank at the former offices of Seller or another office of Company Bank. Company will cause to be made offers of employment to such employees as soon as practicable after the execution of this Agreement; provided, however, that nothing herein contained shall be deemed to change any employee’s at-will status nor to create a contract of employment with any such employee.

(b) Notwithstanding anything to the contrary in Section 9.1(a), not less than 15 days prior to the Effective Day Company shall provide Seller with a list of all Seller employees whose employment will not continue after the Effective Day (the “Terminated Employees”). Company shall, within 15 days after the Effective Day, provide severance payments to each of the Terminated Employees in an amount equal to two weeks salary for each one year of service with Seller provided, however, (i) the minimum severance payment to any Terminated Employee shall be two weeks salary; and (ii) any partial year of service of six months or more with respect to any Terminated Employee shall be treated as one year of service for purposes of calculating the severance payment to be paid to such Terminated Employee. Notwithstanding anything to the contrary in this Agreement, the covenants set forth in this Section 9.1(b) shall survive the Effective Time.

(c) Upon the later to occur of (i) January 1, 2008 or (ii) as soon as possible after the Effective Time, Company shall make available to all continuing employees of Seller an opportunity to participate in the Company Benefit Arrangements on the same basis as other similarly situated employees of Company or Company Bank. Except in connection with equity compensation plans, each of these employees will be credited for eligibility, participation and vesting purposes (provided that no more than the maximum days of sick leave provided in the Company’ sick leave program may be carried over), with such employee’s respective years of past service with Seller (or other prior service so credited by Seller) as though they had been employees of Company.

(d) After the Closing, Company expects to convert or merge Seller’s 401(k) plan into or with another tax-qualified plan, such as the Company’s 401(k) plan, in a manner that will not cause adverse tax consequences for Seller’s participants.

9.2 Substitute Stock Options.   Company shall grant, as of the Effective Time, substitute stock options to each person who has at the Effective Time an outstanding Seller Stock Option. Each substitute stock option so granted by Company to replace a Seller Stock Option shall be 100% vested and shall be exercisable for that number of whole shares of Company Stock equal to the product of (A) the number of shares of Seller Stock that were purchasable under such Seller Stock Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio, rounded down to the nearest whole number of shares of Company Stock. Further, each substitute stock option so granted by Company to replace a Seller Stock Option shall provide for a per share exercise price which shall be equal to the quotient determined by dividing (A) the exercise price per share of Seller Stock at which such Seller Stock Option was exercisable immediately prior to the Effective Time by (B) the Exchange Ratio. Each substitute option shall have a duration equal to the remaining duration of the Seller Stock Option for which it is substituted. Any substitute option granted by the Company to replace a Seller Stock Option which is an incentive stock option will, to the extent legally permissible, be an incentive stock option.

ARTICLE 10
TERMINATION OF AGREEMENT; WAIVER OF CONDITIONS

10.1 Termination of Agreement.   Anything herein to the contrary notwithstanding, this Agreement and the transactions contemplated hereby including the Merger may be terminated at any time before the Effective Time, whether before or after approval by the shareholders of Seller as follows, and in no other manner:

(a) By mutual Consent of Company and Seller;

(b) By Company or Seller, (i) if any conditions set forth in Section 8.1 shall not have been met by December 31, 2007, or (ii) upon the expiration of 20 Business Days after any Governmental Entity denies or refuses to grant any approval, Consent or authorization required to be obtained in order to consummate the transaction contemplated by this Agreement unless, within said 20 Business Day period after such denial or refusal, the Parties hereto agree to resubmit the application to the Governmental Entity that has denied, or refused to grant the approval, Consent or authorization requested;

(c) By Company, if any conditions set forth in Section 8.2 shall not have been met, or by Seller, if any conditions set forth in Section 8.3 shall not have been met, by December 31, 2007, or such earlier time as it becomes apparent that such condition cannot be met;

(d) By Company, if Seller should (i) breach any of its representations or warranties contained herein such that the condition in Section 8.2(b) would not be satisfied or (ii) materially default in the observance or in the due and timely performance of any of its covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(e) By Seller, if Company should (i) breach any of its representation or warranties contained herein such that the condition in Section 8.3(b) would not be satisfied or (ii) materially default in the observance or in the due and timely performance of any of their covenants and agreements herein contained, and in either case, such breach and/or default shall not have been fully cured within 20 Business Days from the date of delivery of written notice specifying the alleged breach and/or default;

(f) By Company, if the shareholders of Seller fail to approve this Agreement and the Merger by the requisite vote at the Seller Shareholders’ Meeting; or

(g) By Seller, if (1) there has been a Significant Decline in the price of Company Stock, measured by the Average Closing Price, (2) such decline is not Proportionate Relative to the Nasdaq Bank Index (Nasdaq: IXBK) (the “Index”), and (3) Seller delivers written notice to Company of its intention to terminate this Agreement within two (2) Business Days after the end of the Company Measuring Period (a “Termination Notice”); provided, however, that, if Company effects a stock dividend, reclassification, recapitalization, stock split, combination, exchange of shares or similar transaction after the date hereof and prior to the date on which the Average Closing Price is determined, the provisions of this Section shall be appropriately adjusted so that such event does not in and of itself trigger a termination right on behalf of Seller. For purposes hereof, the following terms have the following meanings: “Final Index” shall mean the average of the closing prices of the Index for the Company Measuring Period, a “Significant Decline” shall be deemed to have occurred if the Average Closing Price is less than the product of (i) the Company Initial Price and (ii) 0.85, and a decrease shall be deemed not “Proportionate Relative to the Index” if the quotient obtained by dividing the Average Closing Price by the Company Initial Price is less than the difference between (y) the quotient obtained by dividing the Final Index by the Initial Index and (z) 0.15. Notwithstanding any decrease in the price of Company Stock, as set forth in this Section, Seller shall not be entitled to terminate this Agreement pursuant to this Section 10.1(g) if Company elects, no later than the close of business on the next succeeding Business Day after the receipt of a Termination Notice, to fix the Per Share Cash Consideration at an amount such that the sum of (y) the Per Share Cash Consideration and (z) the Average Closing Price multiplied by the Exchange Ratio equals $13.75 less any adjustment required by Section 8.2(j).

10.2 Effect of Termination.   In the event that this Agreement shall be terminated pursuant to Section 10.1 hereof, all further obligations of the Parties hereto under this Agreement shall terminate without further liability of any Party to another; provided, however, that no termination of this Agreement under Section 10.1 for any reason or in any manner shall release, or be construed as so releasing, any Party from its obligations under Sections 11.1, 11.9 or 11.10, hereof and notwithstanding the foregoing if such termination shall result from the willful failure of a Party to fulfill a condition to the performance of the obligations of any other Party or to perform a covenant of such Party in this Agreement, such Party shall, subject to the provision of Section 11.1, be fully liable for any and all damages, costs and expenses (including, but not limited to, reasonable attorneys’ fees sustained or incurred by the other Party in connection with negotiating and implementing the transactions contemplated in this Agreement).

10.3 Waiver of Conditions.   If any of the conditions specified in Section 8.2 have not been satisfied, Company may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any of the conditions specified in Section 8.3 have not been satisfied, Seller may nevertheless, at its election, proceed with the transactions contemplated in this Agreement. If any Party elects to proceed pursuant to the provisions hereof, the conditions that are unsatisfied immediately prior to the Effective Time shall be deemed to be satisfied, as evidence by a certificate delivered by the electing Party.

ARTICLE 11
GENERAL

11.1 Expenses/Termination Expenses.

(a) Seller hereby agrees that if this Agreement is terminated by Company pursuant to Section 10.1(d), Seller shall promptly, and in any event within seven (7) Business Days after such termination, pay Company $400,000.

(b) Company hereby agrees that if this Agreement is terminated by Seller pursuant to Section 10.1(e), Company shall promptly, and in any event within seven (7) Business Days after such termination, pay Seller $400,000.

(c) Seller hereby agrees that if (i) (X) the board of directors of Seller fails to recommend approval of this Agreement and the Merger to the shareholders of Seller or effects a Change in Recommendation, and this Agreement and the Merger are not approved by the shareholders of Seller by the requisite vote at the Seller Shareholders’ Meeting, or (Y) a Competing Transaction is proposed between the date hereof and the time of the Seller Shareholders’ Meeting and the shareholders of Seller fail to approve this Agreement and the Merger under circumstances where the board of directors of Seller continuously maintained its favorable recommendation of this Agreement and the Merger, or (Z) this Agreement is terminated after a Competing Transaction is proposed and (ii) after the occurrence of (X), (Y) or (Z), either a definitive agreement relating to a Competing Transaction is executed by Seller, or a Competing Transaction is consummated, within 12 months after the termination of this Agreement, then, upon the earlier to happen of the entering into of a definitive agreement for a Competing Transaction or of the consummating of the Competing Transaction, Seller shall promptly (and in no event later than two (2) Business days) pay Company a termination fee of $750,000, representing liquidated damages, payable by wire transfer of immediately available funds to an account specified by Company. Any payment made by Seller pursuant to Section 11.1(a) shall be credited against the amount due by Seller under this sub-section.

(d) The amounts set forth in Section 11.1(a), (b) and (c) are in the nature of liquidated damages and do not constitute a penalty. The Parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 11.1(a), (b) and (c) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. Upon payment of an amount by a Party pursuant to Section 11.1(a), (b) and (c), the other Party waives any and all rights to any payments, damages, amounts, costs, fees or other expenses, and agrees that it shall not bring any action, suit or proceeding of any kind to recover any amounts in connection with any breach of this Agreement. If any Party fails to promptly pay the other Party any amounts due under Section 11.1 within the time period specified therein, the defaulting Party shall pay all costs and expenses (including attorneys’ fees) incurred by the other Party from the date such amounts were required to be paid in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with interest on the amount of any such unpaid amounts at the publicly announced prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made.

(e) Except as otherwise provided herein and in Section 7.1, all expenses incurred by Company or Seller in connection with or related to the authorization, preparation and execution of this Agreement, the solicitation of shareholder approvals and all other matters related to the closing of the transactions contemplated hereby, including, without limitation of the generality of the foregoing, all fees and expenses of agents, representatives, counsel, and accountants employed by either of the Parties or its affiliates, shall be borne solely and entirely by the Party which has incurred the same.

11.2 Amendments.   To the fullest extent permitted by law, this Agreement may be amended by agreement in writing of the Parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Seller provided, however, that no such amendment shall be made after approval of this Agreement by the shareholders of Seller without further approval of such shareholders that would (i) alter or change the amount or kind of the consideration to be paid to holders of Seller Stock or (ii) adversely affect the tax treatment of the shareholders of Seller as a result of receiving the consideration to be paid to holders of Seller Stock.

11.3 Disclosure Letter; Exhibits; Integration.   Each Disclosure Letter and exhibit delivered pursuant to this Agreement shall be in writing and shall constitute a part of the Agreement, although Disclosure Letters need not be attached to each copy of this Agreement. This Agreement, together with such Disclosure Letters, and exhibits constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements and understanding of the Parties in connection therewith.

11.4 Best Efforts.   Subject to the terms and conditions of this Agreement, each of the Parties agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Rule to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 8 hereof.

11.5 Governing Law.   This Agreement and the legal relations between the Parties shall be governed by and construed in accordance with the laws of California except to the extent that the provisions of federal law are mandatorily applicable. The Parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Central District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such documents, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.12 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof.

11.6 No Assignment.   Neither this Agreement nor any rights, duties or obligations hereunder shall be assignable by Company or Seller, in whole or in part, without the prior written Consent of the other Party. Any attempted assignment in violation of this prohibition shall be null and void. Subject to the foregoing, all of the terms and provisions hereof shall be binding upon, and inure to the benefit of, the successors and assigns of the Parties hereto.

11.7 Headings.   The descriptive headings contained in this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

11.8 Counterparts.   This Agreement and any exhibit hereto may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each Party hereto and delivered to each Party hereto.

11.9 Publicity and Reports.   Company and Seller shall coordinate all publicity relating to the transactions contemplated by this Agreement and no Party shall issue any press release, publicity statement or other public notice relating to this Agreement or any of the transactions contemplated hereby without obtaining the prior Consent of the other Party, except to the extent that legal counsel to any Party shall deliver a written opinion to the other Party to the effect that a particular action is required by applicable Rules.

11.10 Confidentiality.   All Confidential Information disclosed heretofore or hereafter by any Party to this Agreement to any other Party to this Agreement shall be kept confidential by such other Party and shall not be used by such other Party otherwise than as herein contemplated, except to the extent that (a) it is necessary or appropriate to disclose to the DFI, the FDIC, the SEC or any other Governmental Entity having jurisdiction over any of the Parties or as may be otherwise be required by Rule (any disclosure of Confidential Information to a Governmental Entity shall be accompanied by a request that such Governmental Entity preserve the confidentiality of such Confidential Information); or (b) to the extent such duty as to confidentiality is waived by the other Party. Such obligation as to confidentiality and non-use shall survive the termination of this Agreement pursuant to Article 10. In the event of such termination and on request of another Party, each Party shall use all reasonable efforts to (1) return to the other Parties all documents (and reproductions thereof) received from such other Parties that contain Confidential Information (and, in the case of reproductions, all such reproductions made by the receiving Party); and (2) destroy the originals and all copies of any analyses, computations, studies or other documents prepared for the internal use of such Party that included Confidential Information.

11.11 Specific Performance.   Notwithstanding the provisions of Section 11.1 concerning liquidated damages, Seller and Company each acknowledge that, in view of the uniqueness of their respective businesses and the transactions contemplated in this Agreement, each Party would not have an adequate remedy at law for money damages in the event that this Agreement has not been performed in accordance with its terms, and therefore each Party agrees that the other shall be entitled to specific enforcement of the terms hereof in addition to any other remedy to which it may be entitled, at law or in equity.

11.12 Notices.   Any notice or communication required or permitted hereunder, including, without limitation, supplemental Disclosure Letters shall be deemed to have been given if in writing and (a) delivered in person, (b) telexed, or (c) telecopied (provided that any notice given pursuant to clauses (b) and (c) is also mailed by certified or registered mail, postage prepaid), as follows:

If to Company, addressed to:

Heritage Oaks Bancorp
545 Twelfth Street
Paso Robles, CA 93446
Attn: Lawrence P. Ward, President and CEO

Fax No. (805) 369-5260

With a copy addressed to:

John F. Stuart, Esq.
Reitner, Stuart & Moore
1319 Marsh Street
San Luis Obispo, CA 93401

Fax No. (805) 545-8599

If to Seller, addressed to:

Business First National Bank
1305 State Street
Santa Barbara, CA 93101
Attn: Michael Behrman, M.D., Chairman

Fax No. (805) 962-2462

With a copy addressed to:

Steven M. Plevin, Esq.
Nixon Peabody, LLP
One Embarcadero Center, 18th Floor
San Francisco, CA 94111

Fax No. (866) 741-1466

or at such other address and to the attention of such other Person as a Party may notice to the others in accordance with this Section 11.12.

11.13 Knowledge.   Whenever any statement herein or in any Disclosure Letter, certificate or other document delivered to any Party pursuant to this Agreement is made “to the knowledge” or “to the best knowledge” of any Party or other Person such Party or other Person shall make such statement only after conducting an investigation reasonable under the circumstances of the subject matter thereof, and each such statement shall constitute a representation that such investigation has been conducted, provided, however, that Seller will be deemed to have “knowledge” of a particular fact or matter if any of the following persons has actual knowledge of such fact or matter or if any such person could reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of Seller’s business that are under such individual’s general area of responsibility: Seller’s President, Vice President and Controller.

11.14 Severability.   If any portion of this Agreement shall be deemed by a court of competent jurisdiction to be unenforceable, the remaining portions shall be valid and enforceable only if, after excluding the portion deemed to be unenforceable, the remaining terms hereof shall provide for the consummation of the transactions contemplated herein in substantially the same manner as originally set forth at the date this Agreement was executed.

11.15 Attorneys’ Fees.   In the event any of the parties to this Agreement brings an action or suit against any other party by reason of any breach of any covenant, agreement, representation, warranty or other provision hereof, or any breach of any duty or obligation created hereunder by such other party, the prevailing party, as determined by the court or the body having jurisdiction, shall be entitled to have and recover of and from the losing party, as determined by the court or other party having jurisdiction, all reasonable costs and expenses incurred or sustained by such prevailing party in connection with such prevailing action, including, without limitation, legal fees and court costs (whether or not taxable as such).

11.16 Termination of Representations, Warranties and Covenants.   Except as expressly provided to the contrary herein, the representations, warranties and covenants of each Party contained herein or in any certificate or other writing delivered by such party pursuant hereto or in connection herewith shall not survive the Effective Time.

11.17 No Third Party Beneficiaries.  Except with respect to the last two sentences of Section 2.1(b) and Section 5.8, this Agreement does not and is not intended to confer any rights or remedies upon any Person other than the Parties hereto.

WITNESS, the signature of Heritage Oaks Bancorp as of the 29th day of May, 2007, set by its President and Chief Executive Officer and its Secretary, pursuant to a resolution of its board of directors, acting by at least a majority:

/s/ Lawrence P. Ward By: Lawrence P. Ward President & Chief Executive Officer	/s/ Gwen Pelfrey By: Gwen Pelfrey Secretary

WITNESS, the signature of Business First National Bank, as of the 29th day of May, 2007, set by its President and its Secretary, pursuant to a resolution of its board of directors, acting by at least a majority:

/s/ Joanne Funari By: Joanne Funari President	/s/ Deborah Shaner By: Deborah Shaner Secretary

APPENDIX B

FAIRNESS OPINION OF
SANDLER O’NEILL & PARTNERS, L.P.

[Letterhead of Sander O'Neill & Partners, L.P.]

September 11, 2007

Board of Directors
Business First National Bank
800 North Milpas Street, Suite A
Santa Barbara, CA 93103

Ladies and Gentlemen:

Business First National Bank (“Business First”) and Heritage Oaks Bancorp (“Heritage Oaks”) have entered into an Agreement to Merge and Plan of Reorganization, dated as of May 29, 2007 (the “Agreement”), pursuant to which Business First will merge with and into Heritage Oaks Bank (the “Bank”), with the Bank as the surviving entity (the “Merger”). Under the terms of the Agreement, at the Effective Time, each share of Business First common stock, par value $5.00 per share, issued and outstanding immediately prior to the Effective Time (the “Business First Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive that number of shares of Heritage Oaks Bancorp common stock, no par value (the “Heritage Oaks Common Stock”) in accordance with the Per Share Stock Consideration plus the Per Share Cash Consideration. The Per Share Cash Consideration is $3.44, less any adjustments as described in the Agreement. The Per Share Stock Consideration is 0.5758 shares of Heritage Oaks Common Stock. The sum of the Per Share Cash Consideration and the product of the Per Share Stock Consideration and the average closing price of the Heritage Oak Common Stock during fifteen (15) day period prior to the closing of the Merger is the Per Share Consideration. The terms of the Merger are more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Per Share Consideration to the holders of Business First Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain audited financial statements and other historical financial information of Business First as provided by senior management of Business First and that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Heritage Oaks that we deemed relevant; (iv) internal financial projections for Business First for the years ending December 31, 2007 through 2010 as prepared by and reviewed with senior management of Business First; (v) internal financial projections for Heritage Oaks for the years ending December 31, 2007 through 2010 as prepared by and reviewed with senior management of Heritage Oaks; (vi) the pro forma financial impact of the Merger on Heritage Oaks based on assumptions relating to transaction expenses, purchase accounting adjustments and cost savings determined by the senior managements of Business First and Heritage Oaks; (vii) the publicly reported historical price and trading activity for Heritage Oak’s common stock, including a comparison of certain financial and stock market information for Heritage Oaks with similar publicly available information for certain other companies the securities of which are publicly traded; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of Business First the business, financial condition, results of operations and prospects of Business First and held similar discussions with certain members of senior management of Heritage Oaks regarding the business, financial condition, results of operations and prospects of Heritage Oaks.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Business First and Heritage Oaks or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of Business First and Heritage Oaks that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Business First and Heritage Oaks or any of their respective subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of Business First and Heritage Oaks nor have we reviewed any individual credit files relating to Business First and Heritage Oaks. We have assumed, with your consent, that the respective allowances for loan losses for both Business First and Heritage Oaks are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

With respect to the internal projections for Business First and Heritage Oaks and the projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or reviewed with the managements of Business First and Heritage Oaks and used by Sandler O’Neill in its analyses, Business First’s and Heritage Oaks’ respective managements confirmed to us that they reflected the best currently available estimates and judgments of management of the future financial performance of Business First and Heritage Oaks, respectively, and we assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions on which they are based. We have also assumed that there has been no material change in Business First’s and Heritage Oaks’ assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that Business First and Heritage Oaks will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice Business First has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of Heritage Oaks’ common stock will be when issued to Business First’s shareholders pursuant to the Agreement or the prices at which Heritage Oak’s common stock may trade at any time.

We have acted as Business First’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. Business First has also agreed to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Business First and Heritage Oaks and their affiliates. We may also actively trade the equity or debt securities of Heritage Oaks or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of Business First in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of Business First as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Per Share Consideration to holders of Business First Common Stock and does not address the underlying business decision of Business First to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for Business First or the effect of any other transaction in which Business First might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O'Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration is fair to the holders of Business First Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O'Neill & Partners, L.P.

APPENDIX C

United States Code Sections 12 U.S.C. 214a

TITLE 12 — BANKS AND BANKING
CHAPTER 2 — NATIONAL BANKS

SUBCHAPTER XV — CONVERSION OF NATIONAL BANKS INTO STATE BANKS Sec. 214a. Procedure for conversion, merger, or consolidation; vote of stockholders

A national banking association may, by vote of the holders of at least two-thirds of each class of its capital stock, convert into, or merge or consolidate with, a State bank in the same State in which the national banking association is located, under a State charter, in the following manner:

(a) Approval of board of directors; publication of notice of stockholders' meeting; waiver of publication; notice by registered or certified mail

The plan of conversion, merger, or consolidation must be approved by a majority of the entire board of directors of the national banking association. The bank shall publish notice of the time, place, and object of the shareholders' meeting to act upon the plan, in some newspaper with general circulation in the place where the principal office of the national banking association is located, at least once a week for four consecutive weeks: Provided, That newspaper publication may be dispensed with entirely if waived by all the shareholders and in the case of a merger or consolidation one publication at least ten days before the meeting shall be sufficient if publication for four weeks is waived by holders of at least two-thirds of each class of capital stock and prior written consent of the Comptroller of the Currency is obtained. The national banking association shall send such notice to each shareholder of record by registered mail or by certified mail at least ten days prior to the meeting, which notice may be waived specifically by any shareholder.

(b) Rights of dissenting stockholders

A shareholder of a national banking association who votes against the conversion, merger, or consolidation, or who has given notice in writing to the bank at or prior to such meeting that he dissents from the plan, shall be entitled to receive in cash the value of the shares held by him, if and when the conversion, merger, or consolidation is consummated, upon written request made to the resulting State bank at any time before thirty days after the date of consummation of such conversion, merger, or consolidation, accompanied by the surrender of his stock certificates. The value of such shares shall be determined as of the date on which the shareholders' meeting was held authorizing the conversion, merger, or consolidation, by a committee of three persons, one to be selected by majority vote of the dissenting shareholders entitled to receive the value of their shares, one by the directors of the resulting State bank, and the third by the two so chosen. The valuation agreed upon by any two of three appraisers thus chosen shall govern; but, if the value so fixed shall not be satisfactory to any dissenting shareholder who has requested payment as provided herein, such shareholder may within five days after being notified of the appraised value of his shares appeal to the Comptroller of the Currency, who shall cause a reappraisal to be made, which shall be final and binding as to the value of the shares of the appellant. If, within ninety days from the date of consummation of the conversion, merger, or consolidation, for any reason one or more of the appraisers is not selected as herein provided, or the appraisers fail to determine the value of such shares, the Comptroller shall upon written request of any interested party, cause an appraisal to be made, which shall be final and binding on all parties. The expenses of the Comptroller in making the reappraisal, or the appraisal as the case may be, shall be paid by the resulting State bank. The plan of conversion, merger, or consolidation shall provide the manner of disposing of the shares of the resulting State bank not taken by the dissenting shareholders of the national banking association.

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